1-14874

03004003

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P.E. 12-31-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED JAN 13 2003 WASH. D.C. 165 SECTION

CS

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

IMPERIAL TOBACCO GROUP PLC
(Translation of registrant's name into English)

Upton Road, Bristol BS99 7UJ, England
(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [x]

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date January 10,2003

By

Trevor M Williams
Assistant Company Secretary

IMPERIAL TOBACCO GROUP PLC

ANNUAL REVIEW AND SUMMARY FINANCIAL STATEMENT 2002

Imperial Tobacco

CONTINUED GROWTH...



OUR PERFORMANCE...

FINANCIAL HIGHLIGHTS

(In £'s million)	2002		2001	2000	1999	1998
Turnover	8,296	up 40%	5,918	5,220	4,494	4,029
Operating profit	603	–	604	560	518	436
Adjusted operating profit[1]	**789**	up 27%	619	568	518	436
Pre-tax profit	423	down 14%	494	450	400	325
Adjusted pre-tax profit[1]	**642**	up 26%	509	458	400	325
Profit after tax	283	down 20%	355	323	287	231
Adjusted profit after tax[1]	**465**	up 26%	370	331	287	231

(In pence)	2002		Restated[2] 2001	Restated[2] 2000	Restated[2] 1999	Restated[2] 1998
Basic earnings per share	**41.0**	down 28%	56.6	52.3	46.4	37.2
Adjusted earnings per share[1]	**68.4**	up 16%	59.0	53.6	46.4	37.2
Diluted earnings per share	**40.8**	down 27%	56.2	52.0	46.1	37.1
Dividend per share	**33.0**	up 15%	28.8	26.4	23.0	19.5

[1] Adjusted to exclude the effect of goodwill amortisation and exceptional items.

[2] Comparatives for earnings per share and dividends per share reflect the bonus element of the two for five discounted rights issue approved on 8 April 2002. The interim dividend for 2002 has been similarly adjusted.

Our Strategy

IMPERIAL TOBACCO'S BUSINESS STRATEGY IS TO CREATE SUSTAINABLE SHAREHOLDER VALUE BY GROWING OUR INTERNATIONAL OPERATIONS, BOTH ORGANICALLY AND THROUGH ACQUISITION, WHILE CONTINUING TO STRENGTHEN OUR HOME MARKET POSITIONS IN THE UK AND GERMANY.

IMPERIAL TOBACCO IS THE WORLD'S FOURTH LARGEST INTERNATIONAL TOBACCO COMPANY which manufactures and markets a range of cigarettes, tobaccos, rolling papers and cigars.

OUR CUSTOMERS...


BISTRO
West
West
West

The Group's objective is to meet its customers' needs effectively...

Customer Focused

...SO WE ARE REORGANISING OUR SALES, MARKETING AND DISTRIBUTION OPERATIONS WORLDWIDE TO ENSURE WE OFFER OUR TRADE CUSTOMERS, IN THEIR LOCAL MARKETS, THE BEST POSSIBLE SERVICE AND PRODUCT RANGE, THEREBY MAKING CERTAIN OUR ADULT CUSTOMERS, WHO CHOOSE TO SMOKE, ARE SUPPLIED WITH OUR HIGH QUALITY AND GOOD VALUE BRANDS.




West
Davidoff
$6.40
$9.40

OUR MARKETS...



OSLO
DUBLIN
STOCKHOLM
LONDON
BERLIN
PARIS
MADRID
MONACO
ROME
ARHANGELSK
ST. PETERSBURG
MOSCOW
WARSAW
KIEV
ODESSA
ATHENS
TUNIS
ISTANBUL
ANKARA
BAKU
TRIPOLI
BEIRUT
ALEXANDRIA
DAMASCUS
TEHRAN
CAIRO
JERUSALEM
RIYADH
MECCA
PARIS
MONACO
MADRID
ROME
LISBON
ATHENS
TUNIS
ALGIERS
CASABLANCA
CANARY ISLANDS
CAPE VERDE
DAKAR
FREETOWN
ACCRA
15°W
SOUTH
ATLANTIC
LUANDA
WINDHOEK

...We will continue to focus on those developed and emerging markets...

Market Strengths

...WHICH OFFER SIGNIFICANT OPPORTUNITIES FOR SUSTAINABLE GROWTH. THE ACQUISITION OF REEMTSMA, WITH ITS STRONG MARKET POSITIONS IN GERMANY, CENTRAL AND EASTERN EUROPE AND ASIA, IS A NATURAL COMPLEMENT TO IMPERIAL TOBACCO'S MAJOR MARKET STRENGTHS IN THE UK, WESTERN EUROPE, AUSTRALASIA AND AFRICA AND PROVIDES A BALANCED SPREAD IN OUR KEY TARGET REGIONS OF THE WORLD.


15°W
0
SOUTH



ODESSA
DAMASCUS
JERUSALEM
RIYADH
MECCA
SEA
ADEN
DJIBOUTI
ADDIS ABABA
30°E
NAIROBI
DAR ES SALAAM

UNITED KINGDOM

GERMANY

REST OF WESTERN EUROPE

REST OF WORLD

OUR EXPERTISE...


BUTLER
149 052 Davd.C
149 052 Davidoff Cla
mit Vorquetschung
15126
21046
32482
P 5
110
28.09.2002
Kappa
12x10x50g

We are committed to investing in our high quality, low cost manufacturing facilities . . .

Manufacturing Excellence

. . . FOCUSING ON RESTRUCTURING OUR OPERATIONS AROUND 'CENTRES OF EXCELLENCE'. WE BELIEVE THIS WILL ENSURE CROSS-FERTILISATION OF THE VERY BEST SKILLS IN OUR EXISTING AND ACQUIRED BUSINESSES. IMPROVING PRODUCTIVITY AND CONTROLLING UNIT COSTS REMAINS A CENTRAL TENET OF OUR MANUFACTURING PHILOSOPHY, WHICH CONTINUES TO KEEP THE GROUP AT THE FOREFRONT OF TECHNOLOGY ACROSS ITS RANGE OF TOBACCO AND TOBACCO-RELATED PRODUCT CATEGORIES.




10's
2000
100
CLASSIC
RIZLA+
QUALITY PAPERS
West

OUR BRANDS...



Peter Stuyvesant
R1
RIZLA+
BASTOS
PANAMA
REGAL
SUPERKINGS
MARS
PALENIE TYTONIU POWODUJE RAKA
CASTELLA
CLASSIC
MILD CIGARS
TOBACCO SERIOUSLY DAMAGES HEALTH
West
CABINET
würzig
GOLD BLOCK
The Aristocrat of Pipe Tobaccos
TOBACCO SERIOUSLY DAMAGES HEALTH
RICHMOND
МАКСИМ
L&B
LAMBERT & BUTLER
MENTHOL
symphonia
Embassy
30
ROUTE 66
Nuit gravement à la santé
SUPERKINGS LIGHTS
FUSION
ST BRUNO
READY RUBBED
25g

Balanced Portfolio

...A SOUND AND CONSISTENT SET OF MARKETING PRINCIPLES WHICH FOCUS ON GROWING BRAND EQUITY AND SUSTAINABLE PROFITABILITY. COMPETITIVE ADVANTAGE LIES IN DEVELOPING OUR BRANDS FROM EITHER AN INTERNATIONAL, REGIONAL OR LOCAL PERSPECTIVE TO PROVIDE ADULT SMOKERS WITH CHOICE, QUALITY AND VALUE. CONSTANT INNOVATION IS ALSO INTEGRAL TO OUR SUCCESS AND IMPERIAL TOBACCO IS CONTINUING TO DEVELOP NEW BRANDS, AWARD WINNING PACKAGING, AND INNOVATIVE PRODUCT CONCEPTS.


HAMILTON
AMPHORA
FULL AROMA
TOBACCO SERIOUSLY DAMAGES HEALTH
RIZLA+
QUALITY PAPERS
RIZLA+
CONCEPT
100
King Size Cigarette Filter Tubes
BASTOS
DE LUXE
Davidoff
TOBACCO SERIOUSLY DAMAGES HEALTH
RIZLA+
West
Lights
Excellence
Smoking seriously harms you and others around you
16
30
HORIZON
West
RAUCHEN GEFÄHRDET DIE GESUNDHEIT
25g
GOLDEN VIRGINIA
HAND ROLLING TOBACCO
25g
TOBACCO SERIOUSLY DAMAGES HEALTH
THE RISING HOPE
VAN NELLE
ZWARE SHAG
L&B
LAMBERT & BUTLER
KING SIZE
TOBACCO SERIOUSLY DAMAGES HEALTH
THE IMPERIAL CIGARETTE
Imperial Tobacco Company
ENGLAND
25g
DRUM
HALFZWARE SHAG
TOBACCO SERIOUSLY DAMAGES HEALTH
JOHN PLAYER
King Size
Smoking seriously harms you and others around you
R1
RAUCHEN GEFÄHRDET DIE GESUNDHEIT
JOHN PLAYER
Smoking seriously harms you and others around you
RICHMOND
Superkings
CASTELLA
SMALL CLASSIC
FILTER
SMOKING WHEN PREGNANT HARMS YOUR BABY
Government Health Warning
Escort
VIRGINIA 12
L&B
LAMBERT & BUTLER
ULTRA
TOBACCO SERIOUSLY DAMAGES HEALTH
JPS
JOHN PLAYER SPECIAL
TOBACCO SERIOUSLY DAMAGES HEALTH
KING EDWARD
CORONETS
DELUXE
Edward the Seventh
TOBACCO SERIOUSLY DAMAGES HEALTH
25g
DRUM
MILDE SHAG
TOBACCO SERIOUSLY DAMAGES HEALTH
RIZLA+
INTERVAL
BLOND
Nuit gravement à la santé
The House of John Player
RICHMOND
Menthol
TOBACCO SERIOUSLY DAMAGES HEALTH
CASTELLA

OUR PEOPLE...



Following the acquisition of Reemtsma in May 2002 ...

Strengthened Team

... WE HAVE MADE EXCELLENT PROGRESS WITH THE INTEGRATION OF THE TWO BUSINESSES. THE GROUP HAS BEEN RESTRUCTURED AND IS NOW FOCUSED ON FIVE KEY FUNCTIONS; MANUFACTURING, SALES AND MARKETING, FINANCE, CORPORATE AFFAIRS AND HUMAN RESOURCES, WITH THE UK ALSO BEING RUN AS A SEPARATE, INTEGRAL BUSINESS. THE CHIEF EXECUTIVE HAS APPOINTED A MANAGEMENT COMMITTEE, AS A KEY CROSS-FUNCTIONAL FORUM, TO ENSURE A BLEND OF IN-DEPTH TOBACCO EXPERIENCE COMBINED WITH STRONG FUNCTIONAL EXPERTISE GAINED IN OTHER FAST MOVING CONSUMER GOODS COMPANIES.

1. David Cresswell
MANUFACTURING DIRECTOR

2. Alison Cooper
GROUP FINANCIAL CONTROLLER

3. Frank Rogerson
CORPORATE AFFAIRS DIRECTOR

4. Manfred Häussler
SALES & MARKETING DIRECTOR
IMPERIAL TOBACCO GROUP PLC
[illegible] DIRECTOR

5. Robert Dyrbus
FINANCE DIRECTOR
IMPERIAL TOBACCO GROUP PLC
BOARD DIRECTOR

6. Michael Pietz
MANAGING DIRECTOR
INTERNATIONAL
CENTRAL & EASTERN EUROPE

7. Richard Gretler
MANAGING DIRECTOR
GERMANY AND AUSTRIA

8. Kathryn Brown
HUMAN RESOURCES DIRECTOR
(DESIGNATE)

9. Bruce Davidson
MANAGING DIRECTOR
INTERNATIONAL

10. Graham Blashill
MANAGING DIRECTOR [illegible]


1
2
3
4
5
6
7
8
9
10



OUR WORLD...



Imperial Tobacco is committed to fulfilling its responsibilities...

Responsible Citizenship

...ESPECIALLY AS WE RECOGNISE THAT WE WORK IN A HIGH PROFILE INDUSTRY. OUR AIM IS TO BE A GOOD CORPORATE CITIZEN, PARTICIPATING IN OUR LOCAL COMMUNITIES AND MINIMISING OUR IMPACT ON THE ENVIRONMENT. MANAGEMENT OF HEALTH, SAFETY AND THE GENERAL WELFARE OF OUR EMPLOYEES ARE IMPORTANT COMPONENTS OF CORPORATE RESPONSIBILITY AND ARE HIGH PRIORITIES FOR THE GROUP.







left to right: Robert Dyrbus, Gareth Davis, Manfred Häussler and Derek Bonham

CHAIRMAN'S STATEMENT

CONTINUING TO DELIVER PROFITABLE GROWTH

I am pleased to report that Imperial Tobacco has again delivered a record performance in the most significant year of progress since our listing as a public company. The Group has successfully continued to pursue its strategy of international growth through targeted organic expansion and acquisitions.

The acquisition of Reemtsma Cigarettenfabriken GmbH, completed in May 2002, marked a step change in the Group's development, promoting Imperial Tobacco into the top tier of global tobacco manufacturers as the world's fourth largest international tobacco company. This acquisition has transformed Imperial Tobacco, creating a Group with a balanced international geographic spread, a comprehensive brand and product portfolio, with enhanced opportunities to deliver top line growth and increased operational efficiencies, fully congruent with our strategic criteria for acquisitions.

REEMTSMA ACQUISITION AND FINANCING

The acquisition of Reemtsma has significantly affected the reported results for the year. The operating profit generated by Reemtsma (£107m) was offset by goodwill amortisation (£62m) and interest in relation to the debt element of the acquisition funding (£52m). The balance of the acquisition funding was by way of a two for five discounted rights issue which was approved by shareholders on 8 April 2002 and completed successfully, with a 97% take-up, at the end of April. This has increased the number of shares in issue from 521m to 729m, such that the effective weighted average shares for the year to September 2002 was 663m. The historic share base has been adjusted from 521m shares to 624m shares, resulting in earnings per share and dividend per share for prior years being restated to reflect the bonus element of the discounted rights issue. In addition, the Group's results for 2002 included exceptional charges for the restructuring of the business following the Reemtsma acquisition and exceptional finance charges following the refinancing of the acquisition debt facilities of £33m, principally relating to the write-off of facility arrangement fees.

2002 PERFORMANCE

The Group's continued strong progress in 2002, incorporating four and a half months trading results from Reemtsma, was reflected in a record adjusted operating profit of £789m (before amortisation and exceptional charges), up 27% on the 2001 adjusted operating profit of £619m, with turnover excluding duty up 51% to £2,219m. The UK, our traditional home market, delivered a powerful performance complemented by another year of significant growth in our international business.

Adjusted profit on ordinary activities before tax was up 26% to £642m (2001: £509m), after charging £147m net interest (2001: £110m). This increase in the interest charge included the debt financing of the Reemtsma and Tobaccor acquisitions offset by cash flow from existing operations.

These results have delivered basic earnings per share of 41.0p (2001: 56.6p) and adjusted earnings per share of 68.4p, an increase of 16% on 2001.

DIVIDEND

Your Directors are recommending a final dividend of 23.0p per share, making a total dividend for the year of 33.0p, adjusted for the impact of the rights issue in April 2002. This represents an increase of 4.2p per share, or 15% on the total 2001 dividend (adjusted for the bonus element of the rights issue in April 2002) and demonstrates our continuing commitment to growing dividends broadly in line with underlying earnings.

The dividend will be paid on 21 February 2003 to shareholders on the register at the close of business on 24 January 2003.

CONTINUED GROWTH

Creating shareholder value through continued growth is a fundamental feature of our corporate strategy. In 2002, significant progress was made by:

- The successful acquisition of Reemtsma, which transformed the Group by substantially enhancing its scale and growth profile.
- Extending cigarette market leadership in the UK, complemented by robust performances in other product groups.
- The successful integration of Tobaccor and enhanced performance from the strong portfolio of acquired brands.
- Focused investment in brands and infrastructure internationally, delivering continued organic growth.
- Realising efficiency gains across the business, generated by manufacturing restructuring and cost control.

SUCCESSFUL STRATEGY REINFORCED

The strategic evolution of the Group from its UK roots into a multi-national business with worldwide tobacco interests has been significantly enhanced through the acquisition of Reemtsma.

The solid bedrock provided by the domestic markets of the UK and Germany, strong regional positions in other international cigarette markets and an unrivalled strength in other tobacco products worldwide provide a balanced geographic spread; a Group well placed for profitable growth. We will continue to seek acquisition opportunities which meet our criteria of delivering strong brand equity, extending international distribution coverage while providing profit improvement potential.

BOARD CHANGES

I was saddened by the retirement and subsequent death of Clive Inston, Corporate Affairs Director, in December 2001. His contribution to the Group's development since demerger was significant and he has been greatly missed.

To reflect the growing international focus of the Group, I am pleased to welcome Manfred Häussler as Sales and Marketing Director and Pierre Jungels and Ludger Staby as Non-Executive Directors further to strengthen the Board.

CORPORATE CITIZENSHIP

Our commitment to good corporate citizenship is based on the belief that businesses are accountable to their stakeholders for the way in which they discharge their obligations of stewardship and responsible behaviour towards society. The operating environment section within this report seeks objectively and openly to review progress in meeting the expectations of stakeholders. It demonstrates our continuing commitment to high standards of occupational health, safety and environmental management as well as underlying business conduct.

In its strategic review of activities following the acquisition of Reemtsma, the Group has committed to extend its sustainability criteria across the enlarged business. A report on our progress in implementing accepted standards of corporate social responsibility will be included in the 2003 Annual Report.

We believe that the way in which we encourage and reward openness, innovation and good performance among our employees at all levels is fundamental to our business success. I would like to thank all our employees for their continuing commitment which has helped deliver another set of outstanding results in a time of significant change for the Group.

OUTLOOK

The challenges facing the tobacco industry continue through regulatory pressure on our freedom to manufacture and market our products and governments' ongoing policy of seeking ever higher levels of excise duty.

However, in the UK, while taxation of tobacco products remains at unprecedented levels, more modest excise duty increases and action by HM Customs & Excise have helped ensure a more orderly and resilient tobacco market, although it remains to be seen what impact the recent change to indicative levels for travellers will have on the size of the UK duty paid market. From our market leadership position we will continue to aim for underlying profit improvement in our key domestic market.

In Germany, our other principal domestic market, we have now stabilised our cigarette market share and the growth of the private label sector appears to be slowing. Whilst the market remains highly competitive, a reorganisation of our sales force, an extended portfolio and further product initiatives present enhanced growth prospects over the coming year.

On the broader international front, the complementary brand portfolios and greater international scale and depth of the combined business offer significant opportunities, which can be exploited by our experienced international management team to drive organic growth from an efficient cost base.

The Group's excellent track record since demerger underpins my confidence in its prospects for continued profitable growth, despite the industry challenges ahead. Our wider geographic spread, enhanced skills base and stronger brand portfolio provide us with an enviable opportunity to strengthen our world position and create long-term value for shareholders.



Derek Bonham
Chairman

SUSTAINED PROFIT GROWTH 1997 - 2002


ADJUSTED OPERATING PROFIT
£'s million
0
100
200
300
400
500
600
700
800
391
436
518
568
619
789
97
98
99
00
01
02
Years

ADJUSTED EARNINGS PER SHARE DOUBLED


ADJUSTED DIVIDEND PER SHARE (DPS)/EARNINGS PER SHARE (EPS)
Pence per share
0
10
20
30
40
50
60
70
DPS
EPS
17.9
34.0
19.5
37.2
23.0
46.4
26.4
53.6
28.8
59.0
33.0
68.4
15% Compound EPS Growth
13% Compound DPS Growth
1997
1998
1999
2000
2001
2002
Years

Note: 1997-2001 adjusted for the bonus element of the rights issue

Correction to page 17, 2nd paragraph:
Please note that the figure of €3.0bn should read £3.0bn.

OPERATING & FINANCIAL REVIEW

POSITIONED FOR GROWTH

2002 represented a major milestone in the strategic development of Imperial Tobacco Group.

In May 2002, we successfully completed the acquisition of 90.01% of the issued share capital of Reemtsma Cigarettenfabriken GmbH - a German manufacturer of cigarettes and other tobacco products - for a final consideration of €3.0bn (after £0.4bn liquid assets acquired). We also entered into an option agreement to enable us to acquire the outstanding 9.99% on substantially similar terms. In addition, a profit pooling agreement was put in place, establishing a fixed return on the minority holding, such that the Group consolidates the whole of the earnings of Reemtsma into Imperial Tobacco Group's results. Total goodwill arising on the acquisition was £3.2bn which is being amortised over 20 years.

This financial year has also seen the initial contribution from the UK Philip Morris distribution contracts (PM contracts), the full year effect of the acquisition of Tobaccor, the ongoing benefit of the integration of earlier acquisitions and efficiency savings through restructuring of manufacturing facilities across all product groups. The continued development of our international business reflects the investment we have made in businesses, markets, brands and infrastructure.

Through a disciplined and value-driven approach to growth, Imperial Tobacco has secured a reputation for recognising the potential inherent in acquired businesses, unlocking the synergies available, improving productivity, achieving cost savings and realising the opportunities for exploiting brand and market strengths.

In respect of Reemtsma, the reorganisation process is already well underway with the establishment of integrated management teams across the business. In September 2002 we published details of comprehensive organisational changes, which will support the delivery of the £170m of cost savings and synergies announced at the time of the acquisition. We continue to be confident these savings and synergies will be delivered by the year ending September 2004; in relation to these initiatives and the restructuring announced in October 2001, we recorded exceptional charges of £103m.

The results for 2002 demonstrate our continuing progress in successfully implementing our consistent and proven strategies.

Group turnover, excluding duty, grew by 51% compared to 2001 reflecting 4% organic growth complemented by four and a half months contribution from Reemtsma (£574m), a full year of Tobaccor (£174m) and the benefit of the PM contracts (£18m).

SUMMARY OF OPERATING RESULTS

	Turnover ex. duty 2002 £m	2001 £m	Inc/(dec) %	Operating profit 2002 £m	2001 £m	Inc/(dec) %	Operating margins 2002 %	2001 %
As reported	2,219	1,474	51	603	604	–	27.2	41.0
Amortisation and exceptionals				186	15			
As adjusted	2,219	1,474	51	789	619	27	35.6	42.0
Comprising:								
- organic performance	1,453	1,393	4	623	600	4	42.9	43.1
- UK[1]	739	691	7	373	353	6	50.5	51.1
- International[1]	714	702	2	250	247	1	35.0	35.2
- Reemtsma	574	–		107	–		18.6	–
- Tobaccor	174	81		42	19		24.1	23.5
- PM contracts	18	–		17	–			

[1] *Prior year figures restated to reflect a change in the basis of overhead allocation*

Adjusted Group operating profit increased by 27%, including organic growth of 4%. Within this, underlying UK profit rose by 6%, with margins held at around 50%. Organic international growth was held back at 1% as a result of a slow down of development in Asia Pacific (where plans were postponed following the Reemtsma acquisition) and business foregone as a result of distributor rationalisation mainly in Eastern Europe. Excluding these effects, the underlying businesses delivered 8% operating profit growth. Overall organic international margins were held at around 35%.

Reemtsma delivered adjusted operating profit of £107m in the four and half months since acquisition, ahead of expectations, mainly due to the timing of marketing expenditure, with adjusted operating margins during this period increasing to 18.6%. In addition, Tobaccor results improved by an annualised 11% to £42m, with growth in operating margins to over 24%, up from 21% on acquisition in March 2001.

The operating results, excluding amortisation and exceptionals, are also presented below in a new regional format and reflect a revised basis of overhead allocation, consistently applied back to prior years.

REGIONAL PERFORMANCE ANALYSIS

	Turnover ex. duty 2002 £m	2001 £m	Inc/(dec) %	Operating profit 2002 £m	2001 £m	Inc/(dec) %	Operating margins 2002 %	2001 %
UK	764	691		390	353		51.0	51.1
- organic	739	691	7	373	353	6	50.5	51.1
- PM contracts	18	–		17	–			
- Reemtsma[2]	7	–		–	–			
Germany	274	62		67	10		24.5	16.1
- organic	69	62	11	13	10	30	18.8	16.1
- Reemtsma[2]	205	–		54	–		26.3	
Rest of Western Europe	495	429		217	193		43.8	45.0
- organic	447	429	4	211	193	9	47.2	45.0
- Reemtsma[2]	48	–		6	–		12.5	
Rest of the World	686	292		115	63		16.8	21.6
- organic	198	211	(6)	26	44	(41)	13.1	20.9
- Tobaccor	174	81		42	19		24.1	23.5
- Reemtsma[2]	314	–		47	–		15.0	

[2] *Reemtsma - four and a half months results*

This regional analysis highlights the German operating margins of Reemtsma of around 26%, alongside the lower margin existing Imperial Tobacco business which combines high margin roll your own tobacco and low margin private label cigarette sales. In the rest of Western Europe, the combined operating margin of 44% reflects high margin Imperial Tobacco sales, particularly roll your own tobacco. In the Rest of the World, the combined operating margins are the lowest in the Group, reflecting the current market profitability in these regions, together with the effects of business foregone in Eastern Europe and investments in Asia Pacific.

TOTAL SHAREHOLDER RETURNS


Index
400
300
200
100
0
Imperial Tobacco
FTSE All-Share Index
1997
1998
1999
2000
2001
2002
September year end

The impact of our marketing and operational initiatives and the successful integration of our value-creating acquisitions are reflected in Imperial Tobacco's financial performance, which has consistently delivered superior returns for shareholders over the last six years.

Total returns to shareholders since our listing in 1996 were 290% at the end of September 2002, compared with a return of 8% from the FTSE All-Share index. In the year to September 2002, 27% growth in adjusted operating profit, when combined with effective interest and tax management, has resulted in a 16% increase in adjusted earnings per share to 68.4p, taking into account the rights issue. Adjusted earnings per share have doubled in a five-year period.

	2002	2001	2000	1999	1998	1997
Adjusted EPS[1] (pence)	**68.4**	59.0	53.6	46.4	37.2	34.0
Increase	**16%**	10%	16%	25%	9%	

[1] *Earnings per share (EPS) before amortisation and exceptional items. 1997-2001 adjusted to reflect the bonus element of the rights issue*

The proposed final dividend for 2002 is 23.0p per share. The total adjusted dividend for 2002 is 33.0p per share, a 15% increase on 2001, broadly reflecting underlying earnings growth. Since demerger in 1996, Imperial Tobacco has delivered compound earnings growth of 15% and compound dividend growth of 13%.

FINANCING AND LIQUIDITY

The financing of the Group has changed significantly during the year as a result of the acquisition of Reemtsma. At the time of the acquisition, the Group refinanced all of its borrowings except the US$600m global bond and the €1bn euro bond and private placements from its European medium term note programme. The acquisition financing comprised a new €5.5bn syndicated bank facility and £1bn of equity funding, raised from the rights issue in April.

Subsequently, the majority of the acquisition bank facilities were refinanced, mainly through the capital markets (€2.8bn) and from private placements and cash surpluses (€0.7bn). The weighted average maturity of committed debt is 4.4 years, in line with the Board's policy.

At the year end, net debt including deferred consideration was £3.7bn (2001: £1.5bn) of which 9% was denominated in sterling, 88% in euros and 3% in other currencies. 85.1% of gross debt (2001: 35.5%) was fixed by way of interest rate derivatives reflecting a Board decision to increase the level of fixing following the Reemtsma acquisition.

INTEREST

The Group's interest charge, before exceptional finance charges, of £147m comprised £52m in relation to the acquisition of Reemtsma completed on 15 May 2002 and £95m in respect of the funding of the rest of the Group. Compared to last year, the cost of funding, excluding Reemtsma, has decreased by £15m (2001: £110m) as the cash flow generation of the business and the impact of lower interest rates more than offset the incremental interest charge for the Tobaccor acquisition of £5m. Our average cost of debt in 2002 was 5.7% (2001: 6.4%) reflecting decreases in underlying market rates. Interest cover, before amortisation and exceptional items, was 5.4 (2001: 5.6).

In addition, there was an exceptional financing charge in 2002 relating to the write-off of £45m bank fees associated with the Reemtsma acquisition; this was partly offset by a £12m foreign exchange gain resulting from the hedging arrangements to exchange the sterling equity issuance into euros.

TAXATION

The tax charge for the year was £140m, representing an effective tax rate of 27.7% (2001: 27.3%) on profit before non-deductible amortisation. The Group continued to benefit from lower tax rates applied to certain overseas subsidiaries and we expect this benefit to remain for the foreseeable future.

CASH FLOW

In 2002, the Group generated £778m of operating cash flow after net capital expenditure, representing a cash conversion rate of 99% on adjusted operating profit, in line with our normal rate of conversion. Net capital expenditure of £46m was consistent with the level of ongoing asset replacements in the Group, after allowing for £6m of expenditure at Reemtsma in the four and half months since acquisition. The impact of the acquisition of Reemtsma is reflected in the acquisition and financing cash flows.

SUMMARY OF KEY FINANCIAL INDICATORS

	2002	2001	2000	1999
EBITA interest cover	**5.4**[1]	5.6	5.2	4.4
Dividend cover	**2.1**[2]	2.0	2.0	2.0
Average cost of debt	**5.7%**	6.4%	6.0%	6.2%
Effective tax rate (pre-amortisation)	**27.7%**	27.3%	27.7%	28.2%
Net debt/market capitalisation @ 27/9/02	**50.6%**	35.2%	43.4%	41.0%
Enterprise value/EBITDA @ 27/9/02	**13.1**[1]	9.1	7.7	9.6

[1] *Before exceptional items*

[2] *Calculated on adjusted earnings per share*

UNITED KINGDOM

IN 2002, WE CONTINUED TO GROW UK MARKET SHARE TO 42.9%, CONSOLIDATING STILL FURTHER OUR STRONG LEADERSHIP POSITION IN OUR LARGEST AND MOST PROFITABLE MARKET

The UK market remained our largest and most profitable in the year to September 2002, and once again has made a very significant contribution to the performance of the Group. The combination of a relatively modest increase in excise duty, for the second year running, and vigorous activity by HM Customs & Excise to curtail tobacco smuggling, has led to a more stable duty paid market, which increased in size for the first time in many years. In addition, we believe there has been a noticeable reduction in the proportion of non-UK duty paid cigarette sales to around 25% of total consumption compared to 30% in 2001, although the recent increase in indicative levels for UK travellers may impact on these trends. We remain convinced that tobacco smuggling can only be satisfactorily addressed by a fundamental realignment of UK excise duty rates with those prevailing in other mature markets of the world.

Against this background, Imperial Tobacco had another highly successful year, recording further growth in cigarette market share which rose from an average of 39.7% in 2001 to 42.9% in 2002, consolidating still further our UK market leadership.

Lambert & Butler, Britain's top selling cigarette brand family, grew market share during the year to 16.1% in September 2002, while the *Richmond* brand family has grown to become Britain's second largest selling range, capturing 10.9% of market by September 2002, in just three years since introduction.

In September 2001, we commenced distribution of the *Marlboro* brand range in the UK for Philip Morris. A year on, substantial gains in retail distribution have been achieved, with *Marlboro Lights'* market share standing at its highest level to date of 5.6%.

Following the acquisition of Reemtsma, we launched *Davidoff* into the super premium sector in September 2002, to capitalise on the reputation of our most internationally distributed brand.

In addition Reemtsma's UK subsidiary, Park Lane Tobacco Company, which principally manufactures and sells private label cigarettes to several leading wholesale and retail groups, was successfully integrated into Imperial Tobacco's UK sales and logistics functions.

Golden Virginia, now available in innovative resealable packaging, maintained its clear leadership of the roll your own tobacco market. By September 2002, *Drum* and *Drum Milde* had grown market share to a combined level of 14.6%, maintaining Imperial Tobacco's overall share at 64.4%.

Rizla continued to hold around three-quarters of the rolling papers market, supported this year by the introduction of *Rizla Green* and *Rizla Red* multipacks to leading supermarket groups. In cigars, our share grew to 48.8% in September 2002 with good performances from *Classic* and the *Small Classic* range, while in pipe tobacco our market share was maintained at around 39%.

We have continued to invest heavily in sales force technology and analysis tools, and we believe the information provided gives Imperial Tobacco significant competitive advantage. Our merchandising equipment is installed in over 32,000 UK retail outlets and is supported by a comprehensive range and space planning service, acknowledged by retailers as the industry leader.

United Kingdom Highlights

	2002	2001
Turnover ex. duty (£m)	**784**	691
Operating profit (£m)	**390**	353
Cigarette volumes (bn)	**29.3**[1]	22.6
Roll your own (000's tonnes)	**1.8**	1.7

[1] Includes 4.1bn *Marlboro* and *Raffles* volume

GERMANY

Germany Highlights	2002	2001
Turnover ex. duty (£m)	**274**	62
Operating profit (£m)	**67**	10
Cigarette volumes (bn)	**13.7**	1.0
Roll your own (000's tonnes)	**2.6**	2.7

The German cigarette market is the largest in Western Europe and, at 144bn cigarettes, is over twice the size of the UK. Following the acquisition of Reemtsma it is Imperial Tobacco's second principal market. Although mature, it has seen slight growth over the last year, but has become increasingly competitive with the rise of private label and value brands and a recent significant excise tax increase. Nevertheless the German market is highly profitable, second only to the UK in Western Europe, and provides a solid profit base for the enlarged Group.

Around a quarter of all branded cigarettes sold in Germany are Reemtsma brands, including *West, Davidoff, R1* and *Cabinet.* Growth in private label brands slowed during 2002 as the price gap with branded products narrowed. Our share of the overall cigarette market which had been under pressure during the year, averaging 20.3% compared to 21.9% in 2001, now appears to be stabilising.

During the period, the *West* brand family retained its position as the second largest selling cigarette brand in Germany with a market share of 9.5%. *West's* market position in the mid price sector was strengthened by a reduction in its price differential with value brands, resulting from the recent duty increases, and it was supported by an advertising campaign, consumer promotions and events. The *West* brand family was extended in September 2002 with the launch of *West Presso,* a new American blend concept. With further duty increases due in January 2003 the *West* portfolio should be well placed to benefit from further narrowing of price differentials.

Davidoff, positioned in the highly profitable premium sector, is the fastest growing brand family in Germany and by September 2002 achieved over 1% market share. *R1,* a brand family with an innovative filter system, maintained its market leadership in the ultra light sector, with a market share of 1.8%.

The *Cabinet* brand family, with its authentic East German heritage, performed robustly against the challenge of private label brands. With a market share, in September 2002, of around 8.1% in East Germany, *Cabinet* is our number one brand in this region. *Peter Stuyvesant* again made a significant contribution as one of our leading brands in the high price sector, with a market share of 2.3%.

As a result of the acquisition of Reemtsma, Imperial Tobacco became the German market leader in other tobacco products, with a combined share of 45% in branded roll your own tobacco and make your own products. As a result of the successful launch of the innovative make your own product, *West Singles,* our combined volume grew by more than 6% in a growing sector.

Our overall position in the German market is being further strengthened as we combine our existing sales force and marketing operations supported by a unified distribution network.

GERMANY, OUR SECOND LARGEST MARKET CONTINUED TO BE HIGHLY PROFITABLE DESPITE THE GROWTH OF PRIVATE LABEL AND VALUE BRANDS. WEST, THE NUMBER TWO CIGARETTE BRAND FAMILY IN GERMANY RECORDED A MARKET SHARE OF 9.5%

REST OF WESTERN EUROPE

Elsewhere in Western Europe, the acquired Reemtsma brands and infrastructures are further enhancing and complementing Imperial Tobacco's international scale and depth in the region.

The underlying businesses remain strong. Within the French cigarette market, the successful launch of *Route 66* in 2001 has enhanced our cigarette portfolio which, together with the *JPS* brand range, helped to grow our overall market share to 3.6% at the end of the financial year, including the Reemtsma brands. We also recorded significant growth in our roll your own tobacco share, achieving 29.6% of the market in September 2002 through the success of *Interval Blond,* which is now France's biggest selling roll your own tobacco brand.

We have delivered another encouraging performance in Southern Europe, particularly in Spain, where *JPS American Blend* grew strongly this year taking our overall blonde market share to 4.7%. It is now the country's second fastest growing brand, driven by distribution gains, enhanced retail display and supported by a series of successful consumer promotions. *Davidoff* confirmed its position as the fastest growing brand in the Greek cigarette market, with a volume increase of 41% in 2002, growing sales for the fifth consecutive year.

In Ireland, we grew our overall market share to 31% (including *Marlboro* at 6%) during the year ended September 2002. *John Player King Size,* Ireland's number one brand for more than ten years, widened its appeal with the launch of *John Player 100s. Lambert & Butler* is also establishing itself in the market with a share of over 1%.

WE CONTINUED TO GROW OUR MARKET PRESENCE IN THE REST OF WESTERN EUROPE THROUGH OUR ENHANCED BRAND PORTFOLIO AND STRENGTHENED INFRASTRUCTURE WHILE SYNERGIES ARE BEING REALISED FROM THE RATIONALISATION OF SALES FORCE OVERLAP AND DISTRIBUTION NETWORKS

Drum, the world's number one roll your own tobacco, which celebrated its fiftieth anniversary in 2002, performed robustly in The Netherlands, its home market. Although the premium roll your own tobacco sector remains under pressure, *Drum*, now also available in an innovative resealable pouch, remains the clear market leader contributing to a Group market share of just under 60%.

On European ferries and in the Eurotunnel market, we increased our leading share through category management initiatives. Imperial Tobacco also became the leading duty paid supplier to many key tourist airports within the EU including Alicante, Palma de Mallorca and Amsterdam Schiphol.

With the integration of Reemtsma proceeding ahead of schedule, we are already starting to realise synergies as areas of duplication have been rationalised. Revenues are also beginning to benefit from the enhanced brand portfolios and established distribution networks, supported by focused advertising and promotional expenditure.

Rest of Western Europe Highlights

	2002	2001
Turnover ex. duty (£m)	**495**	429
Operating profit (£m)	**217**	193
Cigarette volumes (bn)	**14.2**	11.6
Roll your own (000's tonnes)	**17.1**	17.4

REST OF THE WORLD

In **Central and Eastern Europe** our strategy is to invest in, and develop, our international strategic brands including *Davidoff* and *West,* while building on the platform provided by regional and local strategic brands.

In Central Europe, which includes the markets of Poland, Slovenia, Hungary, Macedonia, the Czech Republic and Slovakia, we have maintained our position as the second largest tobacco company by sales volume, with stronger performances from our strategic brands compensating for some planned volume decline in traditional local brands. Also, a number of markets in the region are increasing excise taxes in advance of joining the EU which, while having a negative impact on market volumes, has provided some beneficial pricing opportunities.

Our sales in Poland have stabilised after a period of intense price competition. *West* continued to grow strongly and our overall share was broadly held at around 18%. In Slovenia, the most profitable market in the region, we maintained our strong position as market leader, with growth in our market share to 76.5% in September 2002, driven by the success of *West, Boss* and *Davidoff.*

Eastern Europe is our largest region by volume, and incorporates operations in the Ukraine, Russia and Kyrgyzstan which recorded significant sales volume improvement.

The Ukraine, our largest market in the region, recorded encouraging growth in international brands, particularly through the successful development of *Davidoff* and *R1* taking our share of consumption to 29.1%. In addition, the recently launched *Boss* reached a market share of 1.3% in September 2002, complemented by a good performance from the *Prima* family particularly *Prima Optima.*

In Russia, sales volumes grew by 44% year-on-year, driven by increases in the innovative *West StreamTec* brand and advances by *Davidoff* and *R1,* supported by newly introduced line extensions and *Maxim.* The expansion of the sales force organisation and supporting infrastructure was completed and now provides a framework for wider distribution of all the Group's brands in the market.

In **Australia and New Zealand** our market shares continued to grow, with cigarette market shares in 2002 averaging 17.9% and 17.7% respectively and roll your own tobacco shares averaging 61.4% and 24.3% respectively. Through our focused approach and targeted investment we continued to improve our position with enhanced retail trade displays, combined with innovative marketing and portfolio improvement.

Rest of the World Highlights

	2002	2001
Turnover ex. duty (£m)	**586**	292
Operating profit (£m)	**115**	63
Cigarette volumes (bn)	**62.5**	20.7
Roll your own (000's tonnes)	**2.9**	1.9

OUR **INTERNATIONAL DEVELOPMENT** WITHIN THIS **KEY REGION** FOR IMPERIAL TOBACCO **REMAINS FOCUSED** ON SELECTED PROFITABLE MARKETS WHERE WE SEE **STRONG POTENTIAL** FOR OUR STRENGTHENED BRAND PORTFOLIO

DAVIDOFF, OUR FLAGSHIP BRAND IN THE REST OF THE WORLD REGION, CONTINUES TO PERFORM STRONGLY. WITH OUR EXTENDED BRAND PORTFOLIO AND WELL ESTABLISHED DISTRIBUTION NETWORKS, WE REMAIN WELL PLACED FOR FURTHER PROFITABLE GROWTH

The development of the Group's business in **Asia Pacific,** an important growth region, continued to progress well. Following the establishment of a regional office in Singapore, we now have operations in Vietnam where our share was 8% in September 2002, representing volume growth of over 30%, and we are developing our recent investments in Laos and Bangladesh. In China, we continue to progress arrangements with the Hongta group and State Tobacco Monopoly Administration leading on from the letter of intent signed by Reemtsma in 2001.

Following the acquisition of Reemtsma, the Group is now the third largest tobacco company in Taiwan with an overall share of 13% in 2002, this market is one of the key profit contributors to the Group. *Davidoff* and *The Imperial* held around 70% of the premium price sector in September 2002, and we remain well represented in the high price sector with *Boss,* and in the growing value sector, with *West.* The market has been disrupted in the past year by a general economic downturn and the first cigarette price increase in over 10 years. These factors have encouraged consumer downtrading, resulting in a decrease in our market share. The Group therefore is consolidating its strong position in the premium sector with the launch of *Davidoff 1mg* in the growing lights segment, and our recent performance shows an improving sales trend.

In **Africa and the Middle East,** the Group grew volume and share and the acquisition of Reemtsma has significantly strengthened our position in the Middle East, complementing our already strong African business.

In the Middle East, growth has been driven by an excellent performance from *Davidoff,* which is now building share in several Gulf markets, including Saudi Arabia and Kuwait. A manufacturing agreement for the production of the *Bahman* brand in Iran, together with the launch of the imported *Davidoff* and *West* brands, will further enhance our presence in the region.

In Africa, the successful integration of Tobaccor, acquired in March 2001, has significantly improved performance, despite some political instability particularly in Madagascar and most recently in the Ivory Coast. Our African business has also benefited from excellent organic growth in West Africa, where our *Superkings King Size* brand continues to perform strongly, particularly in Nigeria. In September 2002, we acquired a further 12.5% of Tobaccor for £45m, to be paid at the end of December 2002 on a similar multiple as the original stake, including a net cash adjustment and dividends accrued since acquisition. Terms were also agreed to acquire the balance of shares by December 2005.

Our Travel Retail and Global Duty Free business has delivered strong results in all areas, ahead of expectations, in a year that has been affected by reduced passenger numbers. In the UK duty free market we gained leadership of the cigarette market. For the first time, we also became the leading supplier of duty free tobacco products to UK airports. The inclusion of Reemtsma's cigarette portfolio has helped to extend further our success in duty free outlets in Europe, Asia Pacific, Africa, the Middle East and the Americas.

Across the Rest of the World regions, the limited areas of infrastructure overlap are being rationalised and initiatives actioned to leverage the Group's combined brand equity, including other tobacco products, through our well established distribution networks.

UNITED KINGDOM

KEY BRANDS

→ **Lambert & Butler**
The UK's best selling brand family held 16.1% market share in September 2002

→ **Richmond**
Now the UK's second largest selling cigarette brand range in just three years since introduction

→ **Golden Virginia**
Maintained its clear leadership of the roll your own tobacco market in the UK

→ **Rizla**
The world's number one rolling paper, commands around three-quarters of the UK rolling paper market

→ **Classic**
Imperial Tobacco's biggest selling cigar and the second most popular brand in the UK

IMPERIAL TOBACCO CONTINUED TO HOLD BRAND LEADERSHIP IN FOUR OF THE FIVE PRODUCT CATEGORIES IN THE UK TOBACCO MARKET

42.9%

UK 2002 AVERAGE MARKET SHARE (EX. MARLBORO RAFFLES AND PARK LANE)

IN 2002, WE STRENGTHENED OUR LEADERSHIP POSITION IN THE UK MARKET. OPERATING PROFIT INCREASED TO £390M ON TURNOVER, EXCLUDING DUTY, OF £764M



GERMANY

KEY BRANDS

→ **West**
Maintained its position as Germany's second largest selling cigarette brand with a market share of 9.5%

→ **Davidoff**
A premium cigarette, which is the fastest growing brand family in Germany

→ **R1**
The brand with an innovative filter system, confirmed its market leadership position in the ultra light sector in Germany

→ **Cabinet**
Is our number one brand family in East Germany with a market share of around 8.1% in this region

→ **Peter Stuyvesant**
A long established brand in Germany, is one of one of our leading brands in the high price sector

THE REEMTSMA BRANDS, INCLUDING **WEST, DAVIDOFF, R1, CABINET** AND **PETER STUYVESANT,** ACCOUNT FOR AROUND A QUARTER OF ALL BRANDED CIGARETTES SOLD IN GERMANY

20.3%

GERMANY 2002 AVERAGE MARKET SHARE

GERMANY GENERATED OPERATING PROFIT OF £67M, INCLUDING FOUR AND A HALF MONTHS CONTRIBUTION FROM REEMTSMA, ON TURNOVER, EXCLUDING DUTY, OF £274M

REST OF WESTERN EUROPE

KEY BRANDS

- **JPS American Blend**
  In a striking red pack, is sold in France, Spain, Portugal, Italy, Austria and Greece
- **John Player King Size**
  Ireland's number one brand for more than 10 years
- **Davidoff**
  With a 41% volume increase in 2002, Davidoff is the fastest growing cigarette brand in Greece
- **Route 66**
  An American blend, value proposition continues to grow sales following its successful launch in France last year
- **Drum**
  Remained the clear market leader in The Netherlands contributing to a market share of around 60%

OUR **UNDERLYING PERFORMANCE** IN THE MATURE MARKETS OF THE REST OF WESTERN EUROPE **REMAINS STRONG.** WE **GREW MARKET SHARE IN FRANCE, SPAIN AND GREECE**

31.0%

IRELAND 2002 AVERAGE MARKET SHARE (INC. MARLBORO)

OUR PERFORMANCE IN THIS REGION IS REFLECTED IN AN OPERATING PROFIT OF £217M ON TURNOVER, EXCLUDING DUTY OF £495M[1]



REST OF THE WORLD

KEY BRANDS

- **Davidoff**
  Imperial Tobacco's flagship strategic brand in Central and Eastern Europe
- **West**
  Our other strategic brand in Central and Eastern Europe continues to grow sales especially in Poland and Slovenia
- **Prima**
  A family of local brands in the Ukraine, performed well, especially Prima Optima
- **Horizon**
  Imperial Tobacco's best selling brand in Australia with a market share of 13.4%
- **Excellence**
  A Virginia blend brand, is our second biggest selling brand in West Africa where it leads the low price sector

THE REST OF THE WORLD IS **OUR LARGEST REGION BY VOLUME** AND CONTINUES TO BE A **KEY ELEMENT** IN OUR **INTERNATIONAL DEVELOPMENT STRATEGY**

76.5%

SLOVENIA SEPTEMBER 2002 MARKET SHARE

OPERATING PROFIT IN 2002 WAS £115M ON TURNOVER, EXCLUDING DUTY, OF £686M[1]

[1] Includes four and half months contribution from Reemtsma

MANUFACTURING

The acquisition of Reemtsma has significantly changed the profile of the Group, resulting in a well-invested manufacturing base comprising 37 factories worldwide, producing a broad range of cigarettes, roll your own and pipe tobaccos, cigars and paper products - including tubes and filter tips.

Cigarette manufacturing has now been reorganised into four regions; EU, Central and Eastern Europe, Africa and Asia, with other tobacco products organised under a single grouping. This structure will benefit from shared technology and standards, allowing greater opportunity for productivity improvement and reduced manufacturing costs.

Our strategy of seeking continuous performance improvement remains paramount. We foresee substantial synergy savings through a programme of brand and blend rationalisation and the extension of best practice across all manufacturing facilities, while safeguarding our reputation for quality, flexibility and innovation. Occupational health and safety and concerns for the environment in which we operate continue to be a high priority and we maintain a proactive approach to meeting the challenges from regulatory changes and trends in the tobacco industry.

CIGARETTE

During 2002, Imperial Tobacco's cigarette factories increased productivity by 23%, an underlying productivity increase of 8% after a significant de-stocking programme last year following changes in UK excise procedures. Units costs were held despite additional expenditure relating to new regulatory disclosure requirements in the EU. Initial estimates suggest that productivity increased by 15% at the core Reemtsma cigarette factories in 2002. In Germany, the Nordhausen cigarette factory ceased production in September 2002, with most of the volume being transferred to Langenhagen.

The creation of a 'centre of excellence' for filter technology in Debrecen, Hungary is progressing well, and the in-house production of 'StreamTec' filters for the *West* brand is expected to deliver benefits in 2003.

A new expansion process for stem has been installed and commissioned in Tarnow, Poland. This product is now being included in some blends and is delivering significant cost savings. A major expansion of the Volgograd factory in Russia is underway, to meet increased market demand.

In Dublin, planning permission has been granted for a new cigarette making and packing facility. The transfer of production is expected to be completed by the end of 2003, with processed tobacco being sourced from our Langenhagen factory in Germany.

OTHER TOBACCO PRODUCTS (OTP)

Roll your own tobacco production has benefited from the £12m investment in high-speed resealable pouch packaging machines at our Joure factory in The Netherlands. In 2002, our roll your own tobacco operations achieved overall productivity improvements of 8%. Our pipe tobacco product portfolio has been successfully rationalised and the Liverpool factory downsized accordingly. Cigar production from the closed Cadena operations was successfully transferred to our Bristol factory in the UK and production levels normalised following a de-stocking programme over the year. This disruption held back the overall OTP productivity improvement to 4%, with unit costs held at 2001 levels.

Our strategy to create 'centres of excellence', for example, for roll your own tobacco at Joure, for cigars in Bristol and for American blend economy products at Lahr in Germany, is underway. The development of specialist manufacturing expertise associated with each product category is expected to deliver both productivity improvements and overall cost savings.

PAPERS AND TUBES

In our rolling paper and tubes business, further underlying productivity gains of 5% were achieved and unit costs decreased by 8%, through rebalancing production capacity and the closure of our production facility at Mazères in France. The consolidation of tubes production at Trossingen in Germany and rolling paper production at Wilrijk in Belgium and Treforest in Wales, was also successfully completed. During 2002, our Treforest production facility attained ISO 14001 accreditation for its environmental management practices.

All of these measures will keep Imperial Tobacco's high quality, low cost production base at the forefront of efficiency, and further support our growing manufacturing operations worldwide.

PROSPECTS

Imperial Tobacco has demonstrated by its six-year track record of consistent profit delivery, positive cash flow and successful integration of acquisitions that it has the ability to implement its proven strategy for delivering sustainable shareholder value.

The acquisition of Reemtsma offers enormous potential for growth in what will continue to be one of the world's most challenging and competitive industries. The future will bring significant change as we merge all aspects of the business, embracing best practice, whether of Imperial Tobacco or Reemtsma origin. We will seek to leverage our combined geographic spread and greater brand equity and, from a transformed cost base, capitalise on our strengthened growth platform.

While not underestimating the challenges we face, we are confident that the powerful combination arising from the acquisition of Reemtsma provides us with an enviable opportunity to strengthen our global position for the benefit of all our stakeholders.

Gareth Davis
Chief Executive

Robert Dyrbus
Finance Director

OPERATING ENVIRONMENT

Business success is judged not only by financial performance, no matter how impressive, but also by the way an organisation fulfils its obligations of effective stewardship and responsible behaviour. At Imperial Tobacco we remain committed to meeting those responsibilities as a good corporate citizen.

Imperial Tobacco celebrated the centenary of its formation in this financial year. It is appropriate to recall the tradition of philanthropy of the founding Wills' and Player's families, not least in the donations to universities, museums and the local communities in which the Company started. The development of infrastructure projects in Africa is also not new, with the Company actively participating in the development of the former Nyasaland and Southern Rhodesia almost a century ago.

We remain committed to the development of the communities of which we are a part, both in the UK and overseas. Our high standards are reflected throughout our Tobaccor operations in Africa, where our initiatives include the provision of sanitation, health and education facilities as well as providing jobs and local revenue. Our African factories work closely with their local communities, often including community leaders on their advisory boards.

In France, where economic conditions have led to the closure of our rolling papers factory in Mazères, we have sought to ensure that land is returned to the local community, as a gift, for its planned use as a museum.

COMMUNITIES, CHARITIES & EMPLOYEES

Imperial Tobacco also seeks to support and to encourage positively the efforts of its staff both to participate in community activities and to raise money for charitable causes. In many cases, the Company matches the money they raise using its charities fund. It also matches donations made by employees under the Give As You Earn scheme administered through the Charities Aid Foundation.

In the year to 28 September 2002, Imperial Tobacco, as part of its ongoing commitment in the UK, donated a total of £663,000 to charities; in many cases seeking to provide long-term funding for particular community initiatives including such organisations as the Citizens Advice Bureau. Exceptionally, this included in the Company's centenary year, £300,000 to support museums in Bristol and Nottingham to reflect the contribution the Company has made to the economic life of both cities. Overseas, Imperial Tobacco donated a total of £191,000 including support for disaster relief and recovery work following the floods in Germany and donations to art, culture and social institutions, while Tobaccor supported AIDS campaigns and sports associations.

VISION AND VALUES

Imperial Tobacco used the acquisition of Reemtsma as an opportunity to reaffirm its vision, values and beliefs to its employees. Our core values not only include working together for the good of the whole business and valuing individuality and hard work, but also commit the Company to behaving responsibly, with high standards of business ethics and concern for the welfare of its people.

Imperial Tobacco also believes in creating opportunities for employees to develop individually and as a team, and places strong emphasis on learning and development. We have a loyal and motivated workforce and seek to encourage fulfilment of potential at every level of our business through internal and external training and skills enhancement. Comprehensive training programmes to ensure effective management of our businesses have been established through links with Cranfield University and Ashridge Management Centre in the UK and Insead in France.

To align further the interests of employees with those of shareholders, wherever possible we invite employees to build a stake in the Company through ownership of Imperial Tobacco Group shares. Further opportunities to join Sharesave schemes in the UK and overseas were offered during the year. In addition, in our centenary year, employees were invited to participate in the Centenary Share Matching Scheme, enabling them to share further in the economic success of the Company, to which they make such a positive contribution.

CORPORATE SOCIAL RESPONSIBILITY

The Board has reaffirmed its commitment to Corporate Social Responsibility and to its implementation throughout the Imperial Tobacco Group. Following the acquisition of Reemtsma, revised timetables for action are being drawn up and will be published on our website. The Board takes a personal interest in these activities and the Director of Corporate Affairs is tasked to provide regular reports on progress to enable the Board to report more fully on Corporate Social Responsibility issues in the Group's 2003 Annual Report and Accounts.

OCCUPATIONAL HEALTH, SAFETY AND THE ENVIRONMENT (OHSE)

Imperial Tobacco seeks to provide superior returns for its shareholders in a socially and environmentally responsible manner, while maintaining a commitment to sustainable development.

In this financial year, we have strengthened our occupational health, safety and environmental management systems in line with our commitment to move beyond basic legal compliance by seeking to minimise the adverse impacts of our operations on the natural environment.

We have extended our electricity supply contract so that all UK grid electricity is obtained from renewable sources and qualifies as Climate Change Levy Exempt. Independent energy audits have been completed at all our European manufacturing and logistics sites to identify improvement opportunities and provide a sound basis for energy conservation measures to deliver the 10% reduction target we have set.

Our objective of achieving ISO 14001 registration for all manufacturing and logistics operations by the end of 2004 is progressing well, with Treforest and Avonmouth in the UK our first sites to be recommended for certification. Four further sites are expected to be registered before the end of 2003 with the remainder a year later. Recently acquired Tobaccor and Reemtsma sites will also be integrated into an extended programme.

Our Occupational Health and Safety programme has concentrated on risk assessment and on reducing manual handling risks. All our European manufacturing and logistics sites have been independently audited and are now strengthening management systems in line with OHSAS 18001.

During 2002 we have improved our Group OHSE performance measurement system and added new measures to improve its scope and robustness. We remain committed to continued progress in management systems development and performance improvement in our established facilities. The consolidation and integration of management and measurement processes in the enlarged organisation is a priority for 2003.

We seek to influence our tobacco suppliers through the Social Responsibility in Tobacco Production Programme, which is supported by a number of companies in the worldwide tobacco industry.

A more comprehensive report on the Group's occupational health and safety performance, verified by SGS UK Ltd is available on our website www.imperial-tobacco.com

PRODUCT STEWARDSHIP

Imperial Tobacco has published on its website details of the ingredients added to the tobacco in its cigarettes sold in major markets, in a format similar to that used for food products. It is planned to extend the coverage to both the acquired Reemtsma cigarette portfolio and all markets of the world during the course of 2003.

Declaration of the ingredients in the Company's tobacco products will also be made to national authorities within the EU at the end of 2002, together with appropriate information on their toxicology under the terms of the EU Directive concerning the manufacture, presentation and sale of tobacco products.

Also, along with other tobacco manufacturers in the UK and Australia, Imperial Tobacco has assisted national authorities in gathering data on the smoke constituents of its tobacco products.

As part of this exercise, Imperial Tobacco has also investigated the variability of measurements, provided by reliable laboratories, of over 40 constituents of cigarette smoke. The data, made available to appropriate authorities in the UK and to the academic community, suggest that the variability is presently too high for these measurements to be used for regulatory or verification purposes. Therefore, Imperial Tobacco is collaborating through the Centre de Coopération pour les Recherches Scientifiques relatives au Tabac (CORESTA) to develop more reliable and validated methods for measuring smoke constituents.

SAFETY OF CIGARETTES

Imperial Tobacco acknowledges that no cigarette should be regarded as safe. The Company was one of the first to explore alternatives to tobacco in the 1960s, in dialogue with the UK Independent Scientific Committee on Smoking and Health. This led to the development of New Smoking Material (NSM) which, following extensive testing, was launched in the UK in 1977. Cigarette products containing NSM were vigorously opposed by the Health Education Authority and were subsequently withdrawn.

This salutary experience illustrates the need to debate with public health bodies and agree objective criteria by which modifications made to cigarettes can be judged. It is only when these criteria are in place that tobacco companies can, with any confidence, focus their efforts on developing the next generation of products and offer them to the smoking public. Imperial Tobacco would welcome further discussion with appropriate authorities on this issue.

TOBACCO INDUSTRY ISSUES

During the year regulatory pressures on our industry have continued. In particular there are several EU initiatives that are intended to restrict further the way in which we conduct our business.

In 2001, the EU passed a Directive on the manufacture, presentation and sale of tobacco products. This requires much larger health warnings on all tobacco products, bans the use of product descriptors such as 'lights' and 'mild', and requires manufacturers to disclose details of ingredients and their purpose. The Directive also imposes lower tar and nicotine yield ceilings and a new carbon monoxide yield ceiling, for all cigarettes sold in the EU from January 2004. These yields will also apply to cigarettes manufactured for export outside the EU, to take effect from January 2005 to January 2007 at Member States' discretion. Member States were required to implement this Directive by 30 September 2002, but not all have yet complied.

Imperial Tobacco, along with British American Tobacco, challenged this Directive on the grounds that it violates several principles of European law and obtained a hearing at the European Court of Justice (ECJ). This action was taken with extreme reluctance because we do not oppose reasonable and practical regulation of tobacco products. However, the Company believes this Directive has fundamental flaws and should be declared invalid. The Advocate

BUSINESS SUCCESS IS JUDGED NOT ONLY BY FINANCIAL PERFORMANCE, NO MATTER HOW IMPRESSIVE, BUT ALSO BY THE WAY AN ORGANISATION FULFILS ITS **OBLIGATIONS OF EFFECTIVE STEWARDSHIP** AND **RESPONSIBLE BEHAVIOUR**

General has given his opinion that the Directive is valid, but the European Court has yet to rule. However should the Directive come into force we have taken all necessary steps to prepare for compliance with any resulting legislation.

Also in 2001, the European Commission proposed a new Directive to ban tobacco advertising in print media, in radio broadcasting and on the Internet, and restrict certain sponsorship activity. Along with Germany and other tobacco companies, Imperial Tobacco successfully challenged the previous Directive on the grounds that it was legally unsound. In December 2002, the new Directive was approved by EU Institutions although we believe it still contains many of the flaws of the former Directive. Germany voted against this Directive and may choose to challenge it at the ECJ, as might other affected parties.

In the third area of tobacco regulation, the EU is proposing a 'Recommendation' on a range of tobacco issues, including youth smoking prevention, which would not be binding on Member States. Imperial Tobacco agrees with some features of the 'Recommendation' and is making its views known to decision makers.

Various national governments continue to introduce regulations including, in the UK, a ban on tobacco advertising, promotion and sponsorship, which received Royal Assent on 7 November 2002 and, in Ireland, a comprehensive Tobacco Control Act.

In June 2002, Imperial Tobacco attended a meeting of the Committee of Public Accounts concerning levels of co-operation with HM Customs & Excise over tobacco smuggling issues. We remain fully committed to working with Customs and we believe significant progress has been made in developing a positive and constructive working relationship, with the ultimate objective of mutually agreeing a Memorandum of Understanding on anti-smuggling co-operation early in 2003.

The World Health Organisation (WHO) continues to progress the Framework Convention for Tobacco Control (FCTC) through international negotiations. While we agree with the need to take strong measures to stamp out the illegal trade in smuggled and counterfeit products and on youth smoking prevention, in other areas we believe the WHO is trying to assume responsibilities more appropriately left to other authorities.

Although there are many regulatory requirements which the Company must meet by law, there are other areas where we have been pro-active in voluntarily adopting standards which ensure we conduct our business in a socially responsible manner. In particular, we disclose details of the ingredients in our cigarettes on our website and we have implemented an 'International Code of Practice for the Marketing of Tobacco Products', which underpins our existing high standards for self-regulation of advertising and marketing practices.

TAXATION

In February 2002, the Council of Ministers adopted an EU Directive revising the minimum rates of excise duties to be levied on manufactured tobacco products.

The Directive established a fixed minimum rate of excise duty of €60 per thousand cigarettes, increasing to €64 from July 2006, for the most popular price category of cigarettes in each Member State. Spain, the only Member State to be affected by the €60 minimum, has been granted a derogation to delay applying this minimum until January 2005. In addition, both Spain and Greece have been granted a derogation to delay applying the €64 minimum until January 2008.

The EU accession countries will have to implement significant duty increases in order to comply with the minimum cigarette excise tax amounts. Therefore, accession countries have been given derogations, the longest being up to January 2010, before having to comply with the €64 per thousand cigarette excise tax minimum.

The Directive also introduced annual increases, in July each year, to the minimum excise tax on roll your own tobacco in order to bring the tax on this product more closely into line with the minimum excise tax for cigarettes. The minimum EU excise tax on roll your own tobacco will, therefore, increase from 30% of retail price or €24 per kilogram, up to 36% of retail price or €32 per kilogram by July 2004 across all Member States.

These increases in cigarette and roll your own tobacco minimum tax levels will have no effect on either the UK or Germany, where excise taxation already exceeds these minimum rates.

TOBACCO RELATED LITIGATION

Imperial Tobacco is currently involved in one legal action in England and Wales which has been refused public funding. It is anticipated that this action will be discontinued shortly.

In Scotland, Imperial Tobacco is currently involved in 11 separate cases, where individual claimants are seeking damages for alleged smoking-related health effects. Of these cases, nine have been stayed. In one of the other cases a trial date has been fixed for October 2003. In the other case, which commenced in 1995, the claimant is representing himself and there has been no activity since May 2001.

In the Republic of Ireland, the number of individual claims against Imperial Tobacco's subsidiary currently stands at 110. Statements of claim have been served in 30 of these cases. Since 1997, 197 other claims have been dismissed, discontinued or confirmed as not proceeding. Other international tobacco companies are involved in many of the current cases, in none of which has a trial date been fixed.

In The Netherlands, an Imperial Tobacco subsidiary has received letters on behalf of 39 individuals claiming damages for alleged smoking-related health effects. Other tobacco companies have received similar letters. No proceedings have been commenced against Imperial Tobacco or any of its subsidiaries in The Netherlands.

In Germany and Poland, during 2002 one individual claimant in each country has served proceedings on Imperial Tobacco's subsidiaries. No trial dates have been fixed in either of these cases.

In Australia, an individual claimant has served proceedings on Imperial Tobacco's subsidiary. A statement of claim has been served. Imperial Tobacco's subsidiary has applied to have the claim against it struck out.

To date, no judgment has been entered and no action has been settled in favour of a claimant in any tobacco-related litigation by Imperial Tobacco or any of its subsidiaries. Although it is not possible to predict the outcome of pending litigation, where claims have been particularised, Imperial Tobacco has been advised by its lawyers that, in their opinion, the Company has meritorious defences to these actions, all of which are being vigorously contested.



BOARD OF DIRECTORS

1. **DEREK BONHAM, AGED 59,**
Chairman and Member of the Remuneration Committee
Appointed Non-Executive Chairman on our London Stock Exchange Listing in 1996. He is currently Non-Executive Chairman of Cadbury Schweppes plc, Fieldens plc and Marconi plc and a Non-Executive Director of TXU Corp. (USA). He has a wide range of managerial and financial experience gained as a former Executive Chairman of The Energy Group PLC and Deputy Chairman of Hanson PLC, having previously held a number of senior management and financial positions.

2. **ANTHONY ALEXANDER, AGED 64,**
Vice Chairman, Senior Independent Director and a Member of the Audit Committee
Appointed our Vice Chairman on demerger and acts as senior independent Non-Executive Director. He also serves as a Non-Executive Director of Inchcape PLC, Misys plc and Cookson Group plc. He is a former Executive Director of Hanson PLC and as Chief Operating Officer he had responsibility for all their UK operating companies.

3. **GARETH DAVIS, AGED 52,**
Chief Executive
Joined Imperial Tobacco Limited in 1972 and has held a number of senior positions including Manufacturing Director of cigarette and roll your own tobacco from 1987 and Managing Director of the international business from 1988. He was appointed Chief Executive on our incorporation in 1996. He has wide experience of all aspects of Imperial Tobacco's business and has played a key role in the development of both general strategy and our ongoing expansion programme.

4. **ROBERT DYRBUS FCA, AGED 49,**
Finance Director
Appointed Finance Director of Imperial Tobacco Limited in 1989 and became Finance Director of the Group on our demerger in 1996. Previously, he was financial controller with Hanson PLC responsible for Imperial Tobacco, Ever Ready and Allders.

5. **SIMON DUFFY, AGED 52,**
Non-Executive Director and Chairman of the Audit Committee
Joined the Board in 1996 as a Non-Executive Director and Chairman of the Audit Committee. He is currently Chief Financial Officer of Orange SA having previously been Chief Executive of End2End Holdings Limited, World Online International B.V. and Group Finance Director of THORN EMI plc. He became Finance Director of EMI Group plc on the demerger of Thorn plc. Previously Operations Director of United Distillers, he is a Non-Executive Director of GWR Group plc.

6. **SIPKO HUISMANS, AGED 61,**
Non-Executive Director and a Member of the Remuneration Committee
Appointed a Non-Executive Director in 1996. He joined Courtaulds in Southern Africa in 1961 and moved to the UK in 1968. He became a Director of Courtaulds in 1984, and was responsible for the Chemical and Industrial business from 1986 until the demerger of Courtaulds Textiles in 1990, when he became Managing Director. He was appointed Chief Executive from 1991 until his retirement in 1996.

7. **IAIN NAPIER, AGED 53,**
Non-Executive Director, Chairman of the Remuneration Committee and a Member of the Audit Committee
Appointed a Non-Executive Director in 2000. He is currently Group Chief Executive of Taylor Woodrow plc. As a former main board Director of Bass PLC, he was Chief Executive of Bass Leisure and then Chief Executive of Bass Brewers and Bass International Brewers. Following the sale of the Bass beer business in 2000 he became Vice President UK and Ireland for Interbrew SA until his resignation in August 2001.

8. **MANFRED HÄUSSLER, AGED 56,**
Sales and Marketing Director
Appointed Sales and Marketing Director in August 2002. He has spent his career in fast moving consumer goods, specialising in international sales and marketing. He joined Reemtsma Cigarettenfabriken GmbH in 1991 as President International and was responsible for Reemtsma's successful international growth throughout the 1990s. Prior to this he held senior positions with Colgate-Palmolive, Martini + Rossi, Braun AG, Bongrain and PUMA. He is a Director of Markenverband (German association of the FMCG industry) and sits on the Governors Advisory Committee for the Economic and Social Development of Yunnan Province in the People's Republic of China.

9. **LUDGER STABY, AGED 67,**
Non-Executive Director and a Member of the Audit Committee
Appointed to the Board in August 2002. He joined Reemtsma Cigarettenfabriken GmbH in 1983, where he served as Finance Director and Personnel Director before becoming Chief Executive in 1989 until his retirement in 1998. A former Chief Executive of Tchibo Holding AG, he is currently Chairman of the Supervisory Board of B&L Immobilien AG, Frosta AG, Systematics AG and WMP EuroCom AG. He is president of the German Group of the International Chamber of Commerce and a member of the ICC Executive Board, and a Board Member of the economic council of the Christian Democratic Union.

10. **PIERRE JUNGELS, AGED 58,**
Non-Executive Director and a Member of the Remuneration Committee
Appointed to the Board in August 2002. He has held numerous senior international positions within the oil industry with Shell International and Petrofina SA. He became CEO of Enterprise Oil in 1996 leading the business to substantial geographic and financial growth until his retirement in November 2001. He is also the President of the Institute of Petroleum.

COMPANY SECRETARY

11. **RICHARD HANNAFORD FCA, AGED 55,**
Joined Imperial Tobacco in 1973 and was appointed Company Secretary in 1988 and Company Secretary of Imperial Tobacco Group PLC in 1996. Prior to this, he held a number of management posts in finance and internal audit functions.





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SHAREHOLDER INFORMATION

REGISTERED OFFICE
P O Box 244, Upton Road, Bristol BS99 7UJ
0117 963 6636
(+44 117 963 6636 from outside the UK)
Registered in England and Wales No: 3236483

REGISTRARS
Lloyds TSB Registrars, The Causeway, Worthing,
West Sussex BN99 6DA
0870 241 3932
(+44 121 433 8000 from outside the UK)
(0870 600 3950 text phone for shareholders with hearing difficulties)

ADR DEPOSITARY
Citibank Shareholder Services, P O Box 2502,
Jersey City, New Jersey 07303-2502, USA
877-CITI-ADR (877 248 4237 - toll free)
Fax: 201 324 3284
Email: citibank@em.fcnbd.com

STOCKBROKERS
Hoare Govett Limited, 250 Bishopsgate,
London EC2M 4AA
020 7678 8000
(+44 20 7678 8000 from outside the UK)

AUDITORS
PricewaterhouseCoopers,
Chartered Accountants and Registered Auditors,
31 Great George Street, Bristol BS1 5QD

SOLICITORS
Ashurst Morris Crisp, Broadwalk House, 5 Appold Street,
London EC2A 2HA

FINANCIAL ADVISERS
Schroder Salomon Smith Barney,
Citigroup Centre, 33 Canada Square,
Canary Wharf, London E14 5LB

FINANCIAL CALENDAR AND DIVIDENDS
Interim results are expected to be announced in April and the full year's results in late November.

The Annual General Meeting of the Company is to be held on 4 February 2003. The Notice of Meeting and explanatory notes about the resolutions to be proposed are set out in the leaflet enclosed with this report.

Dividends are generally paid in August and February. Payment of the 2002 final dividend, if approved, will be on 21 February 2003. Shareholders who do not currently mandate their dividends and who wish to do so should complete a mandate instruction form obtainable from Lloyds TSB Registrars, at the address shown.

SHAREHOLDER SERVICES

SHARE DEALING SERVICE
A low cost, execution only, postal dealing service for the purchase and sale of Imperial Tobacco Group PLC shares has been set up by Hoare Govett Limited. Commission is 1% with a minimum charge of £10. For details please contact: Hoare Govett Limited, 250 Bishopsgate, London, EC2M 4AA
020 7678 8300 (+44 20 7678 8300 from outside the UK)

ISA
Investors in Imperial Tobacco Group PLC ordinary shares may take advantage of a low cost Individual Savings Account (ISA), dedicated to Imperial Tobacco Group shares operated by Lloyds TSB Bank plc. Details of the ISA, which offers competitive charges, can be obtained from Lloyds TSB Registrars, ISA Team, The Causeway, Worthing, West Sussex BN99 6UY, 0870 242 4244

DIVIDEND REINVESTMENT PLAN (DRIP)
Imperial Tobacco Group PLC has set up a DRIP to enable shareholders to use their cash dividend to buy further shares in the market through a dividend reinvestment plan. Further information can be obtained from Lloyds TSB Registrars, P O Box 699 Worthing, West Sussex, BN99 6YY, 0870 241 3018

AMERICAN DEPOSITARY RECEIPT FACILITY
Imperial Tobacco Group PLC ordinary shares are traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs) using the symbol ITY. Each ADS represents two Imperial Tobacco Group PLC ordinary shares. The ADS programme is administered by Citibank Shareholder Services and enquiries should be directed to them at the address shown.

INTERNATIONAL DIRECT INVESTMENT PROGRAM
Imperial Tobacco Group PLC American Depositary Shares have been included in the Citibank International Direct Investment Program. The International Direct Investment Program provides registered holders and interested investors with a convenient way to purchase and sell Imperial Tobacco Group PLC American Depositary Shares.

To obtain further information about the International Direct Investment Program, please call Citibank N.A., the administrator and sponsor at 800 808 8010

CAPITAL GAINS TAX (CGT) IMPLICATIONS OF THE RIGHTS ISSUE
The following is an extract from the Inland Revenue's guide CGT 1.

'For CGT, rights issues are normally treated as a reorganisation of the company's existing share capital and not as a new acquisition of shares. So, if you dispose of such shares, you work out the qualifying holding period for taper relief by reference to the date you acquired the original shares to which the rights issue related, and not the date on which you were issued with the new shares. If you acquired the original shares on different dates, you apportion the new shares to the different acquisitions reflecting the proportion of shares acquired on different dates.'

If you are in any doubt, or are subject to tax outside the UK, you should consult your local tax office or professional tax advisor.

INTERNET
Information on Imperial Tobacco Group PLC is available on our website: www.imperial-tobacco.com

Lloyds TSB Registrars also now offer a range of shareholder information on-line. You can access information on your holding, indicative share prices and dividend details and find practical help on transferring shares or updating your details at www.shareview.co.uk

SUMMARY FINANCIAL STATEMENT

The Directors of Imperial Tobacco Group PLC have pleasure in presenting the Summary Financial Statement for the year ended 28 September 2002.

Summary Directors' report

The principal activities of the Group, a review of its operations, the progress it has made in the year under review and likely future developments are set out in the Chairman's Statement and the Operating and Financial Review. The financial results for the year ended 28 September 2002 are summarised on pages 35 to 39 of the Annual Review.

Directors

During the year Mr Clive Inston resigned from the Board on the grounds of ill-health. Following the acquisition of Reemtsma, Mr Manfred Häussler was appointed Sales & Marketing Director on 1 August 2002. Dr Pierre Jungels and Mr Ludger Staby also joined the Board as Non-Executive Directors from the same date, further to strengthen the Board.

The current Directors of the Company are shown on pages 30 and 31. In accordance with Articles 106 and 110 of the Company's Articles of Association, Mr Simon Duffy, Mr Manfred Häussler, Dr Pierre Jungels and Mr Ludger Staby retire at the Annual General Meeting and being eligible, offer themselves for re-election.

Acquisitions

During the year the Company has made the following acquisitions:-

On 6 February 2002 - a controlling interest in Lao Tobacco Limited; and

On 15 May 2002 - the Company acquired 90.01% of the issued share capital of Reemtsma Cigarettenfabriken GmbH. It also entered into an Option Agreement to enable the Company to acquire the outstanding 9.99% on substantially similar terms.

Financial results and dividends

The profit attributable to shareholders for the financial year was £272m as shown in the summary consolidated profit and loss account set out on page 35.

The Directors have declared dividends as follows:

(In £'s million)	2002	2001
Ordinary shares		
Interim paid, 10.0p per share (2001: 9.0p)[1]	62	56
Proposed final, 23.0p per share (2001: 19.8p)[1]	167	122
Total ordinary dividends, 33.0p per share (2001: 28.8p)[1]	229	178

[1] Comparatives reflect the bonus element of the rights issue approved on 8 April 2002. The interim dividend per share for 2002 has been similarly adjusted.

The final dividend, if approved, will be paid on 21 February 2003 to shareholders whose names are on the Register of Members at the close of business on 24 January 2003.

Summary financial statement

This financial statement is a summary of information in the 2002 Annual Report and Accounts. As such, it does not contain sufficient information to allow for a full understanding of the results of the Group and state of affairs of the Company and the Group as would be provided by full financial statements. For further information, the full Annual Accounts, the Auditors' report on those accounts, and the Report of the Directors should be consulted. Those shareholders who receive only the Annual Review but would like to receive, free of charge, the Annual Report and Accounts for this year and/or all future years should write to the Company's Registrars, or Citibank Shareholder Services, the ADR Depositary.

Auditors

The Auditors' report on the Annual Report and Accounts of the Group was unqualified and did not contain a statement under either section 237(2) of the Companies Act 1985 (accounting records or returns inadequate or accounts not agreeing with records and returns) or section 237(3) (failure to obtain necessary information and explanations).

SUMMARY FINANCIAL STATEMENT

Auditors' statement to the Members of Imperial Tobacco Group PLC
We have examined the Summary Financial Statement set out on pages 35 to 39 and 43 to 45.

Respective responsibilities of Directors and Auditors
The Directors are responsible for preparing the Annual Review and Summary Financial Statement. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review and Summary Financial Statement with the full Annual Accounts and Directors' report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies within the Summary Financial Statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the Summary Financial Statement' issued by the Auditing Practices Board.

Opinion
In our opinion the Summary Financial Statement is consistent with the full Annual Accounts and Directors' report of Imperial Tobacco Group PLC for the year ended 28 September 2002 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Bristol
25 November 2002

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 28 September 2002

(In £'s million)	Existing operations 2002	Acquisitions 2002	Continuing operations 2002	2001
Turnover	6,544	1,752	8,296	5,918
Duty in turnover	(4,899)	(1,178)	(6,077)	(4,444)
Costs and overheads less other income	(1,043)	(573)	(1,616)	(870)
Operating profit	602	1	603	604
Group operating profit before amortisation and exceptional items	682	107	789	619
Amortisation	(21)	(62)	(83)	(15)
Exceptional items	(59)	(44)	(103)	–
Interest and other finance charges			(180)	(110)
Exceptional finance charges			(33)	–
Other interest and finance charges			(147)	(110)
Profit on ordinary activities before taxation			423	494
Taxation			(140)	(139)
Profit on ordinary activities after taxation			283	355
Equity minority interests			(11)	(5)
Profit attributable to shareholders			272	350
Dividends			(229)	(178)
Retained profit for the year			43	172
				Restated
Earnings per ordinary share – Basic			41.0p	56.6p
– Adjusted			68.4p	59.0p
(before exceptional items and amortisation)				
– Diluted			40.8p	56.2p
Dividends per ordinary share – Interim			10.0p	9.0p
– Proposed final			23.0p	19.8p

All activities derive from continuing operations. There is no difference between the profit as shown above and that calculated on an historical cost basis.

Comparatives for earnings per share and dividends per share reflect the bonus element of the two for five discounted rights issue approved on 8 April 2002. The interim dividend per share for 2002 has been similarly adjusted.

Segmental information (by destination)

(In £'s million)	Existing operations 2002	Acquisitions 2002	Continuing operations 2002	2001
Turnover				
UK	4,437	49	4,486	4,053
Germany	229	910	1,139	157
Other Western Europe	1,004	186	1,190	975
Rest of the World	874	607	1,481	733
Total continuing operations	6,544	1,752	8,296	5,918

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT (CONTINUED)

for the year ended 28 September 2002

Segmental information (by destination)

(In £'s million)	Existing operations 2002	Acquisitions 2002	Continuing operations 2002	Restated 2001
Operating profit				
UK	390	–	390	353
Germany	13	54	67	10
Other Western Europe	211	6	217	193
Rest of the World	68	47	115	63
Trading operations	682	107	789	619
Amortisation	(21)	(62)	(83)	(15)
Exceptional items	(59)	(44)	(103)	–
Total continuing operations	602	1	603	604

Exceptional items of £103m comprise £9m in respect of the streamlining of the Group's operations announced in October 2001 and £94m in respect of the reorganisation of the Group, announced in September 2002, to integrate Reemtsma with the Group's existing businesses. These costs relate primarily to termination of employment.

Earnings per share

(In pence)	2002	Restated 2001
Earnings per share		
Basic	41.0	56.6
Adjustment for exceptional items and amortisation	27.4	2.4
Adjusted	68.4	59.0
Diluted	40.8	56.2

(In £'s million)	2002	2001
Earnings		
Basic	272	350
Adjustment for exceptional items and amortisation	182	15
Adjusted	454	365

Adjusted earnings per share are calculated before tax effected exceptional items of £99m and amortisation of £83m, since the Directors consider that this gives a useful additional indication of underlying performance.

Previously, adjusted earnings per share had been calculated using earnings before amortisation of the intangible assets acquired in Australia and New Zealand in September 1999, and the purchase of the EFKA group, the Baelen group, Tobaccor and Mayfair vending business assets in 2001.

There would be no significant dilution of earnings if the outstanding share options were exercised.

(Number)	2002	Restated 2001
Weighted average number of shares outstanding during the year		
Basic	663,380,317	618,713,424
Effect of share options	3,677,285	4,090,105
Diluted	667,057,602	622,803,529

Comparative figures have been adjusted for the bonus element of the two for five discounted rights issue approved on 8 April 2002.

SUMMARY STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the year ended 28 September 2002

(In £'s million)	2002	2001
Profit attributable to shareholders	272	350
Exchange movements on retranslation of net investments and related borrowings	10	4
Taxation credit/(debit) on unhedged borrowings	2	(2)
Total recognised gains for the year	284	352

SUMMARY CONSOLIDATED BALANCE SHEET

at 28 September 2002

(In £'s million)	2002	2001
Fixed assets		
Intangible assets	3,563	332
Tangible assets	751	242
Investments	23	16
	4,337	590
Current assets		
Stocks	977	501
Debtors	734	438
Investments	112	143
Cash	312	198
	2,135	1,280
Creditors: amounts falling due within one year	(2,322)	(1,541)
Net current liabilities	(187)	(261)
Total assets less current liabilities	4,150	329
Creditors: amounts falling due after more than one year	(3,694)	(1,386)
Provisions for liabilities and charges	(531)	(44)
Net liabilities	(75)	(1,101)
Capital and reserves		
Called up share capital	73	52
Share premium account	964	–
Profit and loss account	(1,129)	(1,174)
Equity shareholders' funds	(92)	(1,122)
Equity minority interests	17	21
	(75)	(1,101)

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

for the year ended 28 September 2002

(In £'s million)	2002	2001
Profit attributable to shareholders	272	350
Dividends	(229)	(178)
Retained profit for the year	43	172
Rights issue	985	–
Goodwill exchange movements	(10)	(17)
Other net exchange movements	10	4
Taxation credit/(debit) on unhedged borrowings	2	(2)
Net addition to shareholders' funds	1,030	157
Opening shareholders' funds	(1,122)	(1,279)
Closing shareholders' funds	(92)	(1,122)

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

for the year ended 28 September 2002

(In £'s million)	2002	2001
Net cash inflow from operating activities	824	638
Returns on investments and servicing of finance	(156)	(160)
Taxation	(157)	(154)
Capital expenditure and financial investment	(54)	(38)
Acquisitions		
Payments to acquire businesses	(3,442)	(275)
Net cash acquired with businesses	266	16
Deferred consideration in respect of prior year acquisitions	-	(2)
Net cash outflow from acquisitions	(3,176)	(261)
Equity dividends paid	(184)	(167)
Net cash outflow before management of liquid resources and financing	(2,903)	(142)
Management of liquid resources	233	8
Financing		
Issue of ordinary share capital	985	-
Increase in borrowings	1,798	2
Increase/(decrease) in cash in the year	113	(132)

Reconciliation of net cash flow to movement in net debt

(In £'s million)	2002	2001
Increase/(decrease) in cash in the year	113	(132)
Cash inflow from increase in debt	(1,798)	(2)
Cash inflow from decrease in liquid resources	(233)	(8)
Change in net debt resulting from cash flows	(1,918)	(142)
Currency and other movements	(35)	(5)
Current asset investments acquired with subsidiary	199	-
Loans acquired with subsidiary	(20)	(10)
Deferred consideration	(381)	-
Movement in net debt in the year	(2,155)	(157)
Opening net debt	(1,540)	(1,383)
Closing net debt	(3,695)	(1,540)

CORPORATE GOVERNANCE

Throughout the year Imperial Tobacco Group PLC has complied with the best practice governance provisions as set out in Section 1 of Part 2 of the Combined Code on Corporate Governance (the Code). The Board recognises it is accountable to the Group's shareholders for the standard of corporate governance and seeks to maintain high standards in its management of the affairs of the Group, seeing it as a fundamental part of discharging its stewardship responsibilities. Accordingly, both the Board and the Audit Committee continue to keep under review the Group's whole system of internal control, encompassing not just financial but also operational controls, compliance and risk management.

Group Board

The full Board of Imperial Tobacco Group PLC, which meets at least five times a year, currently comprises seven Non-Executive Directors and three Executive Directors, with a clear separation of the roles of Chairman and Chief Executive to ensure an appropriate balance of power and authority.

Nominations Committee

The Nominations Committee, comprising all the Non-Executive Directors and the Chief Executive with Mr D C Bonham as chairman, meets when necessary to formulate succession plans and recommendations to the Board for the appointment of Directors. In accordance with the Code, all Directors are subject to re-election at least every three years.

Remuneration Committee

The Remuneration Committee, consisting exclusively of Non-Executive Directors, Mr D C Bonham, Mr S Huismans and the recently appointed Dr P H Jungels meets at least twice a year under the chairmanship of Mr I J G Napier. It is responsible for setting salaries, incentives and other benefit arrangements of the Executive Directors and senior management, and overseeing the Group's employee share schemes. Members of the Remuneration Committee do not participate in decisions concerning their own remuneration.

Both the Executive Directors' annual cash bonus scheme and their Long-Term Incentive Plan (LTIP) are performance-related. The performance criteria for the bonus scheme are based on performance against financial targets as determined by the Committee, which during the period under review, related wholly to the achievement of Group profit objectives. In respect of awards under the LTIP up to and including the 1999 award, the performance criterion relates to the Group's total shareholder return, compared with that of FTSE 100 companies. However for the November 2000 and future awards, the Committee decided to replace relative shareholder return with earnings per share (EPS) growth as the new performance criterion. This is seen as enhancing the incentive effect of the Plan by focusing on the financial performance of the business, over which Directors and executives have power to influence, rather than linking awards to a volatile share price unduly influenced by short-term sector sentiment. The Committee nevertheless retains absolute discretion to ensure that the EPS performance criterion fully reflects the underlying performance of the Group before any awards vest, including maintenance of long-term return on capital employed.

To ensure the interests of management remain aligned with those of shareholders, Executive Directors and senior executives are also required to meet shareholding guidelines by building a stake in the Group to a value broadly equivalent to twice their base salary. At a more junior level executives are expected to invest at a level equivalent to their base salary.

The full Remuneration report is contained in the Annual Report and Accounts which may be obtained from the Company's Registrars, or Citibank Shareholder Services, the ADR Depositary.

Emoluments by individual Director

	Base salary £'000	Fees £'000	Supervisory Board Fees £'000	Bonus £'000	Benefits in kind[1] £'000	LTIP[2] £'000	SMS[3] £'000	Total 2002 £'000	Total 2001 £'000
Executive Directors									
G Davis Chief Executive	550	–	–	366	11	392	286	1,605	1,291
R Dyrbus Finance Director	345	–	–	230	13	257	201	1,046	823
C A C Inston Corporate Affairs Director[5]	68	–	–	45	2	376	352	843	667
M A Häussler Sales and Marketing Director[4]	58	–	–	39	–	–	–	97	–
	1,021	–	–	680	26	1,025	839	3,591	2,781

Emoluments by individual Director (continued)

	Base salary £'000	Fees £'000	Supervisory Board Fees £'000	Bonus £'000	Benefits in kind[1] £'000	LTIP[2] £'000	SMS[2] £'000	Total 2002 £'000	Total 2001 £'000
Non-Executive Directors									
D C Bonham Chairman	–	180	–	–	–	–	–	180	180
A G L Alexander Vice Chairman	–	65	–	–	4	–	–	69	66
S P Duffy	–	35	–	–	–	–	–	35	32
S Huismans	–	35	5	–	–	–	–	40	32
P H Jungels[4]	–	6	–	–	–	–	–	6	–
I J G Napier	–	35	–	–	–	–	–	35	32
L W Staby[4]	–	6	5	–	–	–	–	11	–
Sir D W Hardy[6]	–	–	–	–	–	–	–	–	12
	–	362	10	–	4	–	–	376	354
Former Director									
S T Painter[3]	–	128	5	–	–	–	–	133	94
	–	128	5	–	–	–	–	133	94
	1,021	490	15	680	30	1,025	839	4,100	3,229

[1] Benefits in kind principally include the provision of a company car, and driver's services, health insurance, a tobacco allowance and subscriptions.

[2] LTIP and SMS represent the value of awards vesting in the year both on annual vesting and retirement.

[3] Mr S T Painter retired from the Board on 31 May 2000 but receives fees on a consultancy basis and in connection with his appointments to Supervisory Boards within the Reemtsma group.

[4] Mr M A Häussler, Mr L W Staby and Dr P H Jungels were appointed to the Board on 1 August 2002.

[5] Mr C A C Inston retired on grounds of ill-health on 14 December 2001.

[6] Sir David Hardy retired from the Board following the Annual General Meeting in February 2001.

Directors' interests in shares (beneficial and family interests)

	Ordinary Shares			Sharesave options		Contingent rights to ordinary shares (LTIP and SMS shares)	
	30/9/01[1]	28/9/02[2]	22/11/02	30/9/01	28/9/02[2]	30/9/01	28/9/02[2]
Executive Directors							
G Davis	138,904	260,982	260,982	5,443	3,489	274,447	343,288
R Dyrbus	102,441	184,993	184,993	2,015	2,412	171,655	210,329
C A C Inston	65,647	65,647	–	5,443	5,443	135,251	158,990
M A Häussler	17,850	17,850	17,850	–	–	–	–
Non-Executive Directors							
D C Bonham	95,870	131,468	131,468	–	–	–	–
A G L Alexander	96,529	132,710	132,710	–	–	–	–
S P Duffy	4,627	6,707	6,709	–	–	–	–
S Huismans	2,630	4,312	4,312	–	–	–	–
P H Jungels	–	854	854	–	–	–	–
I J G Napier	1,039	1,874	1,874	–	–	–	–
L W Staby	–	–	–	–	–	–	–

[1] Or date of appointment if later

[2] Or date of retirement if earlier

Apart from the dividend reinvestment in respect of the PEP's of Mr S P Duffy there have been no changes in these holdings since 28 September 2002.

All of the Executive Directors elected to take the majority of their 2001 annual cash bonus in the form of Imperial Tobacco Group PLC ordinary shares to be held by the Employee Benefit Trust. Under the Share Matching Scheme (SMS), these will be matched with additional shares equal to the original shares provided they are left in the Trust for three years. These additional shares are shown within contingent rights above.

CORPORATE GOVERNANCE

Audit Committee
The Audit Committee, consisting exclusively of Non-Executive Directors, Mr A G L Alexander and Mr I J G Napier and the recently appointed Mr L W Staby under the chairmanship of Mr S P Duffy, meets at least three times a year. Its terms of reference cover the points recommended by the Combined Code. Its duties include monitoring internal control throughout the Group, approving the Group's accounting policies and reviewing the interim and annual financial statements. It also reviews and approves the scope and content of the risk assessment and compliance programme implemented by the Control and Compliance function and the resource allocated to this activity. The Finance Director, other financial management and the Group's compliance manager attend by invitation. The Group's Auditors also attend each meeting.

Internal Control
The Board acknowledges responsibility for the Group's system of internal control. The Audit Committee on behalf of the Board, reviews the effectiveness of the system in accordance with the guidance set out in 'Internal Control: Guidance for Directors on the Combined Code' (the Turnbull guidance) from information and regular reports provided by management, the internally independent Control and Compliance function and external auditors. During the year there has been a significant change in the scope and scale of the Group's activities, following the acquisition on 15 May 2002 of Reemtsma. Notwithstanding this change, the Board through the Audit Committee has continued to keep under review the system of internal control for the whole Group. However, such a system can provide only reasonable and not absolute assurance of meeting internal control objectives, by managing rather than eliminating risk.

Key features of the system of internal control in operation within the Group, during the accounting period include:

- Revised organisational structures to ensure that, for the enlarged Group, clearly defined lines of responsibility, incorporating appropriate delegation of authority and segregation of duties, remain in place with business units operating within an accepted framework of standards, policies and procedures.
- Each operating unit has its own established procedures, which satisfy the Group's accounting policies and local control responsibilities. Prior to acquisition Reemtsma had a similar framework of procedures which are being integrated and consolidated.
- The production of detailed operating budgets by each operating company, with detailed and high level performance reviews on a monthly and quarterly basis to assess the achievement of business objectives, both financial and non-financial and to ensure any major variances are promptly identified and thoroughly investigated.
- An established and consistent methodology for identifying and ranking business risks exists. Major business risks have been reviewed at all levels of the business with all operating units involved in the risk assessment process. In addition a formal system, based on self-assessment, exists for the ongoing review and reporting annually to the Executive Directors of major risks and mitigating controls.
- An ongoing programme of business reviews, focusing on the areas with the greatest perceived risk to the Group and periodic reporting by the Control and Compliance function, supports the Audit Committee and the Board in assessing the effectiveness of the systems of internal control at each business unit.

The Audit Committee has reviewed and reported to the Board on the system of internal control for the year ended 28 September 2002. This was achieved through the procedural and reporting framework for monitoring business risks and controls and review of the Group's financial statements.

Pension Fund
Imperial Tobacco Group PLC's main pension fund, the Imperial Tobacco Pension Fund, is not controlled by the Board, but by Trustees, consisting of five nominees from the Company, one member chosen by employees and two by current and deferred pensioners. The Trustees look after the assets of the pension fund, which are held separately from those of the Company and are managed by independent fund managers. The Pension Scheme funds can only be used in accordance with its rules and for no other purpose.

Going concern
The Directors are satisfied that the Group has adequate resources to continue in operational existence for the foreseeable future.

SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ('GAAP')

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ('UK GAAP'). Such principles differ in certain respects from generally accepted accounting principles in the United States ('US GAAP'). A summary of principal differences and additional disclosures applicable to the Group is set out below.

(In £'s million)	Explanation reference	2002	2001
Profit attributable to shareholders under UK GAAP		272	350
US GAAP adjustments:			
Pensions	(i)	13	45
Amortisation of goodwill	(ii)	48	(14)
Amortisation of brands/trade marks/licences	(ii)	(38)	(8)
Deferred taxation	(iii)	16	(45)
Mark to market adjustments – reversal of derivatives beyond committed debt	(iv)	–	1
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv)	(10)	105
Employee share schemes charge to the profit and loss account	(vii)	(4)	–
Acquisitions inventory step-up	(viii)	(42)	(8)
Restructuring costs on acquisition	(ix)	44	–
Net income under US GAAP		299	426

(In pence)	Explanation reference	2002	Restated 2001
Amounts in accordance with US GAAP			
Basic net income per ordinary share	(x)	45.1	68.9
Basic net income per ADS	(x)	90.2	137.8
Diluted net income per ordinary share	(x)	44.8	68.4
Diluted net income per ADS	(x)	89.6	136.8

(In £'s million)	Explanation reference	2002	2001
Equity shareholders' funds under UK GAAP		(92)	(1,122)
US GAAP adjustments:			
Pensions	(i)	335	322
Goodwill, less accumulated amortisation of £4m (2001: £52m)	(ii)	(1,122)	466
Brands/trade marks/licences, less accumulated amortisation of £62m (2001: £24m)	(ii)	2,712	372
Deferred taxation	(iii)	(967)	(253)
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv)	95	105
Proposed dividend	(v)	167	122
Shares held by the Employee Share Ownership Trusts	(vi)	(19)	(13)
Employee share schemes charge to the profit and loss account	(vii)	(4)	–
Shareholders' funds/(deficit) under US GAAP		1,105	(1)

SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ('GAAP') (CONTINUED)

(i) Pensions

Under UK GAAP, in accordance with SSAP 24, no pension expense has been reflected in the profit and loss account and no pension asset has been recognised in the balance sheet. A pension liability is recognised for the German unfunded pension schemes.

Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with Statement of Financial Accounting Standards No. 87. Under SFAS 87, a pension asset representing the excess of Imperial Tobacco Pension Fund assets over benefit obligations has been recognised in the balance sheet.

(ii) Intangible assets

Both UK and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition. Under UK GAAP, goodwill arising and separately identifiable and separable intangible assets acquired on acquisitions made on or after 27 September 1998 are capitalised and amortised over their useful life not exceeding a period of 20 years. Prior to 27 September 1998, all goodwill and separately identifiable and separable intangible assets were written off to reserves on acquisition.

Under US GAAP, identifiable intangible assets are separately valued and amortised over their useful lives for all purchase transactions closing after June 2001. Goodwill is no longer subject to amortisation, but rather an annual assessment of impairment by applying a fair value based test. For purchase transactions prior to 30 June 2001, goodwill was capitalised and is being amortised over its useful lives. The separately identifiable intangible assets included in the US GAAP balance sheet are principally comprised of brand rights which are being amortised over 25 to 30 years.

(iii) Deferred taxation

Under UK GAAP, deferred taxation is provided in full on all material timing differences. Deferred tax assets are recognised where their recovery is considered more likely than not.

US GAAP requires deferred taxation to be provided in full, using the liability method. In addition, US GAAP requires the recognition of the deferred tax consequences of differences between the assigned values and the tax bases of the identifiable intangible assets, with the exception of non tax-deductible goodwill, in a purchase business combination. Consequently, the deferred tax liability attributable to identifiable intangible assets has been recognised and is being amortised over the useful lives of the underlying intangible assets.

(iv) Derivative financial instruments

The Group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures. Under UK GAAP, derivative financial instruments, that reduce exposures on anticipated future transactions, may be accounted for using hedge accounting.

US GAAP requires the Group to record all derivatives on the balance sheet at fair value. The Group has decided not to satisfy the SFAS 133 requirements to achieve hedge accounting for its derivatives, where permitted, and accordingly movements in the fair value of derivatives are recorded in the profit and loss account.

(v) Proposed dividends

Under UK GAAP, dividends paid and proposed are shown on the face of the profit and loss account as an appropriation of the current year's earnings. Proposed dividends are provided on the basis of recommendation by the Directors and are subject to subsequent approval by shareholders.

Under US GAAP, dividends are recorded in the period in which they are approved by the shareholders.

SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ('GAAP') (CONTINUED)

(vi) Shares held by the Employee Share Ownership Trusts (ESOT)

Under UK GAAP, shares held by the Trusts are recorded at cost and reflected as a fixed asset investment in the Group's balance sheet.

Under US GAAP, these shares are recorded at cost and reflected as a deduction from shareholders' funds.

(vii) Employee share schemes charge to the profit and loss account

Under UK GAAP, the cost of shares purchased by the ESOTs in conjunction with an employee share scheme are charged to the profit and loss account according to the book value of the shares at the date of purchase. The cost of employee share schemes not held under the ESOTs are charged using the quoted market price of shares at the date of grant. The charge is accrued over the vesting period of the shares in both cases.

Under US GAAP, the compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options. For option plans which contain performance criteria, compensation cost is remeasured at each period end until all performance criteria have been met.

(viii) Inventory step-up

Under UK GAAP, the fair value of inventory is represented by the acquired companies' current cost of reproducing that inventory.

Under US GAAP, the fair value represents the selling price less any further costs to be incurred to sale.

(ix) Restructuring costs

Under UK GAAP, restructuring provisions may only be recognised as a fair value adjustment if the acquired company had an irrevocable commitment to restructure which was not conditional on the completion of the purchase.

Under US GAAP, restructuring liabilities associated with acquisitions relating solely to the acquired entity may be provided in the opening balance as a fair value adjustment if specific criteria about restructuring plans are met.

(x) Net income per ordinary share

Basic net income per ordinary share has been computed using US GAAP net income and weighted average ordinary shares. Diluted net income per ordinary share has been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of options held under employee share schemes. There would be no significant dilution of earnings if outstanding share options were exercised.

Designed and produced by **MAGEE**
Printed by First Impression

IMPERIAL TOBACCO GROUP PLC
PO BOX 244
SOUTHVILLE
BRISTOL BS99 7UJ
www.imperial-tobacco.com



IMPERIAL TOBACCO GROUP PLC
ANNUAL REPORT AND ACCOUNTS 2002

Imperial Tobacco

CONTINUED GROWTH...



OUR PERFORMANCE...

FINANCIAL HIGHLIGHTS

(in £'s million)	2002		2001	2000	1999	1998
Turnover	8,296	up 40%	5,918	5,220	4,494	4,029
Operating profit	603	–	604	560	518	436
Adjusted operating profit[1]	**789**	up 27%	619	568	518	436
Pre-tax profit	423	down 14%	494	450	400	325
Adjusted pre-tax profit[1]	**642**	up 26%	509	458	400	325
Profit after tax	283	down 20%	355	323	287	231
Adjusted profit after tax[1]	**465**	up 26%	370	331	287	231

(in pence)	2002		Restated[2] 2001	Restated[2] 2000	Restated[2] 1999	Restated[2] 1998
Basic earnings per share	**41.0**	down 28%	56.6	52.3	46.4	37.2
Adjusted earnings per share[1]	**68.4**	up 16%	59.0	53.6	46.4	37.2
Diluted earnings per share	**40.8**	down 27%	56.2	52.0	46.1	37.1
Dividend per share	**33.0**	up 15%	28.8	26.4	23.0	19.5

[1] Adjusted to exclude the effect of goodwill amortisation and exceptional items.

[2] Comparatives for earnings per share and dividends per share reflect the bonus element of the two for five discounted rights issue approved on 8 April 2002. The interim dividend for 2002 has been similarly adjusted.

Our Strategy

IMPERIAL TOBACCO'S BUSINESS STRATEGY IS TO CREATE SUSTAINABLE SHAREHOLDER VALUE BY GROWING OUR INTERNATIONAL OPERATIONS, BOTH ORGANICALLY AND THROUGH ACQUISITION, WHILE CONTINUING TO STRENGTHEN OUR HOME MARKET POSITIONS IN THE UK AND GERMANY.

IMPERIAL TOBACCO IS THE WORLD'S FOURTH LARGEST INTERNATIONAL TOBACCO COMPANY which manufactures and markets a range of cigarettes, tobaccos, rolling papers and cigars.

OUR CUSTOMERS...






BISTRO
West
West
West







The Group's objective is to meet its customers' needs effectively.

Customer Focused

...SO WE ARE REORGANISING OUR SALES, MARKETING AND DISTRIBUTION OPERATIONS WORLDWIDE TO ENSURE WE OFFER OUR TRADE CUSTOMERS, IN THEIR LOCAL MARKETS, THE BEST POSSIBLE SERVICE AND PRODUCT RANGE, THEREBY MAKING CERTAIN OUR ADULT CUSTOMERS, WHO CHOOSE TO SMOKE, ARE SUPPLIED WITH OUR HIGH QUALITY AND GOOD VALUE BRANDS.





West
Davidoff
$6.40
$9.40

OUR MARKETS...



OSLO
STOCKHOLM
DUBLIN
LONDON
BERLIN
PARIS
MADRID
MONACO
ROME
ATHENS
TUNIS
TRIPOLI
ALEXANDRIA
BEIRUT
CAIRO
ARHANGELSK
ST. PETERSBURG
MOSCOW
WARSAW
KIEV
ODESSA
ISTANBUL
ANKARA
BAKU
TEHRAN
DAMASCUS
JERUSALEM
RIYADH
MECCA
CASABLANCA
CANARY ISLANDS
ALGIERS
CAPE VERDE
FREETOWN
ACCRA
15°W
SOUTH
ATLANTIC
LUANDA
WINDHOEK

We will continue to focus on those developed and emerging markets

Market Strengths

...WHICH OFFER SIGNIFICANT OPPORTUNITIES FOR SUSTAINABLE GROWTH. THE ACQUISITION OF REEMTSMA, WITH ITS STRONG MARKET POSITIONS IN GERMANY, CENTRAL AND EASTERN EUROPE AND ASIA, IS A NATURAL COMPLEMENT TO IMPERIAL TOBACCO'S MAJOR MARKET STRENGTHS IN THE UK, WESTERN EUROPE, AUSTRALASIA AND AFRICA AND PROVIDES A BALANCED SPREAD IN OUR KEY TARGET REGIONS OF THE WORLD.


MONACO
MADRID
ALGIERS
CANARY
ISLANDS
CAPE
VERDE
15°W
SOUTH


ODESSA
ANKARA
TEHRAN
DAMASCUS
JERUSALEM
RIYADH
MECCA
ARABIAN
SEA
ADEN
DJIBOUTI
ADDIS ABABA
30°E
NAIROBI
DAR ES SALAAM
UNITED KINGDOM
GERMANY
REST OF WESTERN EUROPE
REST OF WORLD

OUR EXPERTISE...



149 052 Davd.C
149 052 Davidoff Cla
mit Vorquetschung
15126
21046
32482
28.08.2002
Kappa
00034.60
12x10x50g

We are committed to investing in our high quality, low cost manufacturing facilities...

Manufacturing Excellence

...FOCUSING ON RESTRUCTURING OUR OPERATIONS AROUND 'CENTRES OF EXCELLENCE'. WE BELIEVE THIS WILL ENSURE CROSS-FERTILISATION OF THE VERY BEST SKILLS IN OUR EXISTING AND ACQUIRED BUSINESSES. IMPROVING PRODUCTIVITY AND CONTROLLING UNIT COSTS REMAINS A CENTRAL TENET OF OUR MANUFACTURING PHILOSOPHY, WHICH CONTINUES TO KEEP THE GROUP AT THE FOREFRONT OF TECHNOLOGY ACROSS ITS RANGE OF TOBACCO AND TOBACCO-RELATED PRODUCT CATEGORIES.




10's
2000
100
CLASSIC
RIZLA+
QUALITY PAPERS
West

OUR BRANDS...



Peter Stuyvesant
PAUCHEN GEFÄHRDET DIE GESUNDHEIT
AMERICAN BLEND
Прима
BASTOS
RIZLA+
QUALITY PAPERS
PANAMA
Slim Panatellas
TOBACCO SERIOUSLY DAMAGES HEALTH
REGAL
King Size
SUPERKINGS
MARS
PALENIE TYTONIU POWODUJE RAKA
CASTELLA
CLASSIC
MILD CIGARS
TOBACCO SERIOUSLY DAMAGES HEALTH
West
Full Flavor
West
CABINET
würzig
GOLD BLOCK
The Aristocrat of Pipe Tobaccos
TOBACCO SERIOUSLY DAMAGES HEALTH
RICHMOND
Lights
МАКСИМ
SUPERKINGS
TOBACCO SERIOUSLY DAMAGES HEALTH
L&B
LAMBERT & BUTLER
MENTHOL
TOBACCO SERIOUSLY DAMAGES HEALTH
symphonia
TISZTA HAZAI
SUPERKINGS
LIGHTS
TOBACCO SERIOUSLY DAMAGES HEALTH
FUSION
ST BRUNO
READY RUBBED
25g
TOBACCO SERIOUSLY DAMAGES HEALTH
SUPERKINGS
Embassy
TOBACCO SERIOUSLY DAMAGES HEALTH
30
ROUTE 66
ORIGINAL
Nuit gravement à la santé

Balanced Portfolio

...A SOUND AND CONSISTENT SET OF MARKETING PRINCIPLES WHICH FOCUS ON GROWING BRAND EQUITY AND SUSTAINABLE PROFITABILITY. COMPETITIVE ADVANTAGE LIES IN DEVELOPING OUR BRANDS FROM EITHER AN INTERNATIONAL, REGIONAL OR LOCAL PERSPECTIVE TO PROVIDE ADULT SMOKERS WITH CHOICE, QUALITY AND VALUE. CONSTANT INNOVATION IS ALSO INTEGRAL TO OUR SUCCESS AND IMPERIAL TOBACCO IS CONTINUING TO DEVELOP NEW BRANDS, AWARD WINNING PACKAGING, AND INNOVATIVE PRODUCT CONCEPTS.


HAMILTON
KING SIZE CIGARETTES
AMPHORA
FULL AROMA
TOBACCO SERIOUSLY DAMAGES HEALTH
25g
RIZLA+
RIZLA+
CONCEPT
King Size Cigarette Filter Tubes
BASTOS
DE LUXE
Davidoff
RIZLA+
West
Lights
Excellence
Smoking seriously harms you and others around you
16
HORIZON
30
West
PRESSO
GOLDEN VIRGINIA
HAND ROLLING TOBACCO
25g℮
VAN NELLE
ZWARE SHAG
LB
LAMBERT & BUTLER
KING SIZE
TOBACCO SERIOUSLY DAMAGES HEALTH
THE
IMPERIAL
CIGARETTE
Imperial Tobacco Company
ENGLAND
25g℮
DRUM
HALFZWARE SHAG
TOBACCO SERIOUSLY DAMAGES HEALTH
JOHN PLAYER
King Size
Smoking seriously harms you and others around you
RAUCHEN GEFÄHRDET DIE GESUNDHEIT
JOHN PLAYER
100's
Smoking seriously harms you and others around you
RICHMOND
Superkings
CASTELLA
SMALL
CLASSIC
FILTER
SMOKING WHEN PREGNANT HARMS YOUR BABY
Government Health Warning
Escort
VIRGINIA 12
LB
LAMBERT & BUTLER
ULTRA
TOBACCO SERIOUSLY DAMAGES HEALTH
JPS
TOBACCO SERIOUSLY DAMAGES HEALTH
KING EDWARD
CORONETS
DELUXE
Edward the Seventh
TOBACCO SERIOUSLY DAMAGES HEALTH
25g℮
DRUM
MILDE SHAG
TOBACCO SERIOUSLY DAMAGES HEALTH
RIZLA+
INTERVAL
BLOND
RICHMOND
Menthol
TOBACCO SERIOUSLY DAMAGES HEALTH
CASTELLA

OUR PEOPLE . . .







Following the acquisition of Reemtsma in May 2002...

Strengthened Team

...WE HAVE MADE EXCELLENT PROGRESS WITH THE INTEGRATION OF THE TWO BUSINESSES. THE GROUP HAS BEEN RESTRUCTURED AND IS NOW FOCUSED ON FIVE KEY FUNCTIONS; MANUFACTURING, SALES AND MARKETING, FINANCE, CORPORATE AFFAIRS AND HUMAN RESOURCES, WITH THE UK ALSO BEING RUN AS A SEPARATE, INTEGRAL BUSINESS. THE CHIEF EXECUTIVE HAS APPOINTED A MANAGEMENT COMMITTEE, AS A KEY CROSS-FUNCTIONAL FORUM, TO ENSURE A BLEND OF IN-DEPTH TOBACCO EXPERIENCE COMBINED WITH STRONG FUNCTIONAL EXPERTISE GAINED IN OTHER FAST MOVING CONSUMER GOODS COMPANIES.

1. **David Cresswell**
MANUFACTURING DIRECTOR

2. **Alison Cooper**
GROUP FINANCIAL CONTROLLER

3. **Frank Rogerson**
CORPORATE AFFAIRS DIRECTOR

4. **Manfred Häussler**
SALES & MARKETING DIRECTOR
IMPERIAL TOBACCO GROUP PLC
BOARD DIRECTOR

5. **Robert Dyrbus**
FINANCE DIRECTOR
IMPERIAL TOBACCO GROUP PLC
BOARD DIRECTOR

6. **Michael Pietz**
MANAGING DIRECTOR
INTERNATIONAL
CENTRAL & EASTERN EUROPE

7. **Richard Gretler**
MANAGING DIRECTOR
GERMANY AND AUSTRIA

8. **Kathryn Brown**
HUMAN RESOURCES DIRECTOR
(DESIGNATE)

9. **Bruce Davidson**
MANAGING DIRECTOR
INTERNATIONAL (REST OF WORLD)

10. **Graham Blashill**
MANAGING DIRECTOR



1
2
3
4
5
6
7
8
9
10



OUR WORLD...



...Imperial Tobacco is committed to fulfilling its responsibilities...

Responsible Citizenship

...ESPECIALLY AS WE RECOGNISE THAT WE WORK IN A HIGH PROFILE INDUSTRY. OUR AIM IS TO BE A GOOD CORPORATE CITIZEN, PARTICIPATING IN OUR LOCAL COMMUNITIES AND MINIMISING OUR IMPACT ON THE ENVIRONMENT. MANAGEMENT OF HEALTH, SAFETY AND THE GENERAL WELFARE OF OUR EMPLOYEES ARE IMPORTANT COMPONENTS OF CORPORATE RESPONSIBILITY AND ARE HIGH PRIORITIES FOR THE GROUP.







left to right: Robert Dyrbus, Gareth Davis, Manfred Häussler and Derek Bonham

CHAIRMAN'S STATEMENT

CONTINUING TO DELIVER PROFITABLE GROWTH

I am pleased to report that Imperial Tobacco has again delivered a record performance in the most significant year of progress since our listing as a public company. The Group has successfully continued to pursue its strategy of international growth through targeted organic expansion and acquisitions.

The acquisition of Reemtsma Cigarettenfabriken GmbH, completed in May 2002, marked a step change in the Group's development, promoting Imperial Tobacco into the top tier of global tobacco manufacturers as the world's fourth largest international tobacco company. This acquisition has transformed Imperial Tobacco, creating a Group with a balanced international geographic spread, a comprehensive brand and product portfolio, with enhanced opportunities to deliver top line growth and increased operational efficiencies, fully congruent with our strategic criteria for acquisitions.

REEMTSMA ACQUISITION AND FINANCING

The acquisition of Reemtsma has significantly affected the reported results for the year. The operating profit generated by Reemtsma (£107m) was offset by goodwill amortisation (£62m) and interest in relation to the debt element of the acquisition funding (£52m). The balance of the acquisition funding was by way of a two for five discounted rights issue which was approved by shareholders on 8 April 2002 and completed successfully, with a 97% take-up, at the end of April. This has increased the number of shares in issue from 521m to 729m, such that the effective weighted average shares for the year to September 2002 was 663m. The historic share base has been adjusted from 521m shares to 624m shares, resulting in earnings per share and dividend per share for prior years being restated to reflect the bonus element of the discounted rights issue. In addition, the Group's results for 2002 included exceptional charges for the restructuring of the business following the Reemtsma acquisition and exceptional finance charges following the refinancing of the acquisition debt facilities of £33m, principally relating to the write-off of facility arrangement fees.

2002 PERFORMANCE

The Group's continued strong progress in 2002, incorporating four and a half months trading results from Reemtsma, was reflected in a record adjusted operating profit of £789m (before amortisation and exceptional charges), up 27% on the 2001 adjusted operating profit of £619m, with turnover excluding duty up 51% to £2,219m. The UK, our traditional home market, delivered a powerful performance complemented by another year of significant growth in our international business.

Adjusted profit on ordinary activities before tax was up 26% to £642m (2001: £509m), after charging £147m net interest (2001: £110m). This increase in the interest charge included the debt financing of the Reemtsma and Tobaccor acquisitions offset by cash flow from existing operations.

These results have delivered basic earnings per share of 41.0p (2001: 56.6p) and adjusted earnings per share of 68.4p, an increase of 16% on 2001.

DIVIDEND

Your Directors are recommending a final dividend of 23.0p per share, making a total dividend for the year of 33.0p, adjusted for the impact of the rights issue in April 2002. This represents an increase of 4.2p per share, or 15% on the total 2001 dividend (adjusted for the bonus element of the rights issue in April 2002) and demonstrates our continuing commitment to growing dividends broadly in line with underlying earnings.

The dividend will be paid on 21 February 2003 to shareholders on the register at the close of business on 24 January 2003.

CONTINUED GROWTH

Creating shareholder value through continued growth is a fundamental feature of our corporate strategy. In 2002, significant progress was made by:

- The successful acquisition of Reemtsma, which transformed the Group by substantially enhancing its scale and growth profile.
- Extending cigarette market leadership in the UK, complemented by robust performances in other product groups.
- The successful integration of Tobaccor and enhanced performance from the strong portfolio of acquired brands.
- Focused investment in brands and infrastructure internationally, delivering continued organic growth.
- Realising efficiency gains across the business, generated by manufacturing restructuring and cost control.

SUCCESSFUL STRATEGY REINFORCED

The strategic evolution of the Group from its UK roots into a multi-national business with worldwide tobacco interests has been significantly enhanced through the acquisition of Reemtsma.

The solid bedrock provided by the domestic markets of the UK and Germany, strong regional positions in other international cigarette markets and an unrivalled strength in other tobacco products worldwide provide a balanced geographic spread; a Group well placed for profitable growth. We will continue to seek acquisition opportunities which meet our criteria of delivering strong brand equity, extending international distribution coverage while providing profit improvement potential.

BOARD CHANGES

I was saddened by the retirement and subsequent death of Clive Inston, Corporate Affairs Director, in December 2001. His contribution to the Group's development since demerger was significant and he has been greatly missed.

To reflect the growing international focus of the Group, I am pleased to welcome Manfred Häussler as Sales and Marketing Director and Pierre Jungels and Ludger Staby as Non-Executive Directors further to strengthen the Board.

CORPORATE CITIZENSHIP

Our commitment to good corporate citizenship is based on the belief that businesses are accountable to their stakeholders for the way in which they discharge their obligations of stewardship and responsible behaviour towards society. The operating environment section within this report seeks objectively and openly to review progress in meeting the expectations of stakeholders. It demonstrates our continuing commitment to high standards of occupational health, safety and environmental management as well as underlying business conduct.

In its strategic review of activities following the acquisition of Reemtsma, the Group has committed to extend its sustainability criteria across the enlarged business. A report on our progress in implementing accepted standards of corporate social responsibility will be included in the 2003 Annual Report.

We believe that the way in which we encourage and reward openness, innovation and good performance among our employees at all levels is fundamental to our business success. I would like to thank all our employees for their continuing commitment which has helped deliver another set of outstanding results in a time of significant change for the Group.

OUTLOOK

The challenges facing the tobacco industry continue through regulatory pressure on our freedom to manufacture and market our products and governments' ongoing policy of seeking ever higher levels of excise duty.

However, in the UK, while taxation of tobacco products remains at unprecedented levels, more modest excise duty increases and action by HM Customs & Excise have helped ensure a more orderly and resilient tobacco market, although it remains to be seen what impact the recent change to indicative levels for travellers will have on the size of the UK duty paid market. From our market leadership position we will continue to aim for underlying profit improvement in our key domestic market.

In Germany, our other principal domestic market, we have now stabilised our cigarette market share and the growth of the private label sector appears to be slowing. Whilst the market remains highly competitive, a reorganisation of our sales force, an extended portfolio and further product initiatives present enhanced growth prospects over the coming year.

On the broader international front, the complementary brand portfolios and greater international scale and depth of the combined business offer significant opportunities, which can be exploited by our experienced international management team to drive organic growth from an efficient cost base.

The Group's excellent track record since demerger underpins my confidence in its prospects for continued profitable growth, despite the industry challenges ahead. Our wider geographic spread, enhanced skills base and stronger brand portfolio provide us with an enviable opportunity to strengthen our world position and create long-term value for shareholders.

Derek Bonham
Chairman

SUSTAINED PROFIT GROWTH 1997 - 2002



ADJUSTED OPERATING PROFIT
800
700
600
500
400
300
200
100
0
£'s million
391
436
518
568
619
789
97
98
99
00
01
02
Years

ADJUSTED EARNINGS PER SHARE DOUBLED



ADJUSTED DIVIDEND PER SHARE (DPS)/EARNINGS PER SHARE (EPS)
70
60
50
40
30
20
10
0
Pence per share
17.9
34.0
19.5
37.2
23.0
46.4
26.4
53.6
28.8
59.0
33.0
68.4
DPS
EPS
15% Compound EPS Growth
13% Compound DPS Growth
1997
1998
1999
2000
2001
2002
Years

Note: 1997-2001 adjusted for the bonus element of the rights issue

Correction to page 17, 2nd paragraph:
Please note that the figure of €3.0bn should read £3.0bn.

OPERATING & FINANCIAL REVIEW

POSITIONED FOR GROWTH

2002 represented a major milestone in the strategic development of Imperial Tobacco Group.

In May 2002, we successfully completed the acquisition of 90.01% of the issued share capital of Reemtsma Cigarettenfabriken GmbH - a German manufacturer of cigarettes and other tobacco products - for a final consideration of €3.0bn (after £0.4bn liquid assets acquired). We also entered into an option agreement to enable us to acquire the outstanding 9.99% on substantially similar terms. In addition, a profit pooling agreement was put in place, establishing a fixed return on the minority holding, such that the Group consolidates the whole of the earnings of Reemtsma into Imperial Tobacco Group's results. Total goodwill arising on the acquisition was £3.2bn which is being amortised over 20 years.

This financial year has also seen the initial contribution from the UK Philip Morris distribution contracts (PM contracts), the full year effect of the acquisition of Tobaccor, the ongoing benefit of the integration of earlier acquisitions and efficiency savings through restructuring of manufacturing facilities across all product groups. The continued development of our international business reflects the investment we have made in businesses, markets, brands and infrastructure.

Through a disciplined and value-driven approach to growth, Imperial Tobacco has secured a reputation for recognising the potential inherent in acquired businesses, unlocking the synergies available, improving productivity, achieving cost savings and realising the opportunities for exploiting brand and market strengths.

In respect of Reemtsma, the reorganisation process is already well underway with the establishment of integrated management teams across the business. In September 2002 we published details of comprehensive organisational changes, which will support the delivery of the £170m of cost savings and synergies announced at the time of the acquisition. We continue to be confident these savings and synergies will be delivered by the year ending September 2004; in relation to these initiatives and the restructuring announced in October 2001, we recorded exceptional charges of £103m.

The results for 2002 demonstrate our continuing progress in successfully implementing our consistent and proven strategies.

Group turnover, excluding duty, grew by 51% compared to 2001 reflecting 4% organic growth complemented by four and a half months contribution from Reemtsma (£574m), a full year of Tobaccor (£174m) and the benefit of the PM contracts (£18m).

SUMMARY OF OPERATING RESULTS

	Turnover ex. duty 2002 £m	2001 £m	Inc/(dec) %	Operating profit 2002 £m	2001 £m	Inc/(dec) %	Operating margins 2002 %	2001 %
As reported	**2,219**	1,474	51	**603**	604	–	**27.2**	41.0
Amortisation and exceptionals				**186**	15			
As adjusted	**2,219**	1,474	51	**789**	619	27	**35.6**	42.0
Comprising:								
- organic performance	**1,453**	1,393	4	**623**	600	4	**42.9**	43.1
- UK[1]	**739**	691	7	**373**	353	6	**50.5**	51.1
- International[1]	**714**	702	2	**250**	247	1	**35.0**	35.2
- Reemtsma	**574**	–		**107**	–		**18.6**	–
- Tobaccor	**174**	81		**42**	19		**24.1**	23.5
- PM contracts	**18**	–		**17**	–			

[1] Prior year figures restated to reflect a change in the basis of overhead allocation

Adjusted Group operating profit increased by 27%, including organic growth of 4%. Within this, underlying UK profit rose by 6%, with margins held at around 50%. Organic international growth was held back at 1% as a result of a slow down of development in Asia Pacific (where plans were postponed following the Reemtsma acquisition) and business foregone as a result of distributor rationalisation mainly in Eastern Europe. Excluding these effects, the underlying businesses delivered 8% operating profit growth. Overall organic international margins were held at around 35%.

Reemtsma delivered adjusted operating profit of £107m in the four and half months since acquisition, ahead of expectations, mainly due to the timing of marketing expenditure, with adjusted operating margins during this period increasing to 18.6%. In addition, Tobaccor results improved by an annualised 11% to £42m, with growth in operating margins to over 24%, up from 21% on acquisition in March 2001.

The operating results, excluding amortisation and exceptionals, are also presented below in a new regional format and reflect a revised basis of overhead allocation, consistently applied back to prior years.

REGIONAL PERFORMANCE ANALYSIS

	Turnover ex. duty 2002 £m	2001 £m	Inc/(dec) %	Operating profit 2002 £m	2001 £m	Inc/(dec) %	Operating margins 2002 %	2001 %
UK	**764**	691		**390**	353		**51.0**	51.1
- organic	**739**	691	7	**373**	353	6	**50.5**	51.1
- PM contracts	**18**	–		**17**	–			
- Reemtsma[2]	**7**	–		**–**	–			
Germany	**274**	62		**67**	10		**24.5**	16.1
- organic	**69**	62	11	**13**	10	30	**18.8**	16.1
- Reemtsma[2]	**205**	–		**54**	–		**26.3**	
Rest of Western Europe	**495**	429		**217**	193		**43.8**	45.0
- organic	**447**	429	4	**211**	193	9	**47.2**	45.0
- Reemtsma[2]	**48**	–		**6**	–		**12.5**	
Rest of the World	**686**	292		**115**	63		**16.8**	21.6
- organic	**198**	211	(6)	**26**	44	(41)	**13.1**	20.9
- Tobaccor	**174**	81		**42**	19		**24.1**	23.5
- Reemtsma[2]	**314**	–		**47**	–		**15.0**	

[2] Reemtsma - four and a half months results

This regional analysis highlights the German operating margins of Reemtsma of around 26%, alongside the lower margin existing Imperial Tobacco business which combines high margin roll your own tobacco and low margin private label cigarette sales. In the rest of Western Europe, the combined operating margin of 44% reflects high margin Imperial Tobacco sales, particularly roll your own tobacco. In the Rest of the World, the combined operating margins are the lowest in the Group, reflecting the current market profitability in these regions, together with the effects of business foregone in Eastern Europe and investments in Asia Pacific.

TOTAL SHAREHOLDER RETURNS


Index
400
300
200
100
0
Imperial Tobacco
FTSE All-Share Index
1997
1998
1999
2000
2001
2002
September year end

The impact of our marketing and operational initiatives and the successful integration of our value-creating acquisitions are reflected in Imperial Tobacco's financial performance, which has consistently delivered superior returns for shareholders over the last six years.

Total returns to shareholders since our listing in 1996 were 290% at the end of September 2002, compared with a return of 8% from the FTSE All-Share index. In the year to September 2002, 27% growth in adjusted operating profit, when combined with effective interest and tax management, has resulted in a 16% increase in adjusted earnings per share to 68.4p, taking into account the rights issue. Adjusted earnings per share have doubled in a five-year period.

	2002	2001	2000	1999	1998	1997
Adjusted EPS[1] (pence)	**68.4**	59.0	53.6	46.4	37.2	34.0
Increase	**16%**	10%	16%	25%	9%	

[1] *Earnings per share (EPS) before amortisation and exceptional items. 1997-2001 adjusted to reflect the bonus element of the rights issue*

The proposed final dividend for 2002 is 23.0p per share. The total adjusted dividend for 2002 is 33.0p per share, a 15% increase on 2001, broadly reflecting underlying earnings growth. Since demerger in 1996, Imperial Tobacco has delivered compound earnings growth of 15% and compound dividend growth of 13%.

FINANCING AND LIQUIDITY

The financing of the Group has changed significantly during the year as a result of the acquisition of Reemtsma. At the time of the acquisition, the Group refinanced all of its borrowings except the US$600m global bond and the €1bn euro bond and private placements from its European medium term note programme. The acquisition financing comprised a new €5.5bn syndicated bank facility and £1bn of equity funding, raised from the rights issue in April.

Subsequently, the majority of the acquisition bank facilities were refinanced, mainly through the capital markets (€2.8bn) and from private placements and cash surpluses (€0.7bn). The weighted average maturity of committed debt is 4.4 years, in line with the Board's policy.

At the year end, net debt including deferred consideration was £3.7bn (2001: £1.5bn) of which 9% was denominated in sterling, 88% in euros and 3% in other currencies. 85.1% of gross debt (2001: 35.5%) was fixed by way of interest rate derivatives reflecting a Board decision to increase the level of fixing following the Reemtsma acquisition.

INTEREST

The Group's interest charge, before exceptional finance charges, of £147m comprised £52m in relation to the acquisition of Reemtsma completed on 15 May 2002 and £95m in respect of the funding of the rest of the Group. Compared to last year, the cost of funding, excluding Reemtsma, has decreased by £15m (2001: £110m) as the cash flow generation of the business and the impact of lower interest rates more than offset the incremental interest charge for the Tobaccor acquisition of £5m. Our average cost of debt in 2002 was 5.7% (2001: 6.4%) reflecting decreases in underlying market rates. Interest cover, before amortisation and exceptional items, was 5.4 (2001: 5.6).

In addition, there was an exceptional financing charge in 2002 relating to the write-off of £45m bank fees associated with the Reemtsma acquisition; this was partly offset by a £12m foreign exchange gain resulting from the hedging arrangements to exchange the sterling equity issuance into euros.

TAXATION

The tax charge for the year was £140m, representing an effective tax rate of 27.7% (2001: 27.3%) on profit before non-deductible amortisation. The Group continued to benefit from lower tax rates applied to certain overseas subsidiaries and we expect this benefit to remain for the foreseeable future.

CASH FLOW

In 2002, the Group generated £778m of operating cash flow after net capital expenditure, representing a cash conversion rate of 99% on adjusted operating profit, in line with our normal rate of conversion. Net capital expenditure of £46m was consistent with the level of ongoing asset replacements in the Group, after allowing for £6m of expenditure at Reemtsma in the four and half months since acquisition. The impact of the acquisition of Reemtsma is reflected in the acquisition and financing cash flows.

SUMMARY OF KEY FINANCIAL INDICATORS

	2002	2001	2000	1999
EBITA interest cover	**5.4**[1]	5.6	5.2	4.4
Dividend cover	**2.1**[2]	2.0	2.0	2.0
Average cost of debt	**5.7%**	6.4%	6.0%	6.2%
Effective tax rate (pre-amortisation)	**27.7%**	27.3%	27.7%	28.2%
Net debt/market capitalisation @ 27/9/02	**50.6%**	35.2%	43.4%	41.0%
Enterprise value/EBITDA @ 27/9/02	**13.1**[1]	9.1	7.7	9.6

[1] *Before exceptional items*

[2] *Calculated on adjusted earnings per share*

UNITED KINGDOM

IN 2002, WE CONTINUED TO GROW UK MARKET SHARE TO 42.9%, CONSOLIDATING STILL FURTHER OUR STRONG LEADERSHIP POSITION IN OUR LARGEST AND MOST PROFITABLE MARKET

The UK market remained our largest and most profitable in the year to September 2002, and once again has made a very significant contribution to the performance of the Group. The combination of a relatively modest increase in excise duty, for the second year running, and vigorous activity by HM Customs & Excise to curtail tobacco smuggling, has led to a more stable duty paid market, which increased in size for the first time in many years. In addition, we believe there has been a noticeable reduction in the proportion of non-UK duty paid cigarette sales to around 25% of total consumption compared to 30% in 2001, although the recent increase in indicative levels for UK travellers may impact on these trends. We remain convinced that tobacco smuggling can only be satisfactorily addressed by a fundamental realignment of UK excise duty rates with those prevailing in other mature markets of the world.

Against this background, Imperial Tobacco had another highly successful year, recording further growth in cigarette market share which rose from an average of 39.7% in 2001 to 42.9% in 2002, consolidating still further our UK market leadership.

Lambert & Butler, Britain's top selling cigarette brand family, grew market share during the year to 16.1% in September 2002, while the *Richmond* brand family has grown to become Britain's second largest selling range, capturing 10.9% of market by September 2002, in just three years since introduction.

In September 2001, we commenced distribution of the *Marlboro* brand range in the UK for Philip Morris. A year on, substantial gains in retail distribution have been achieved, with *Marlboro Lights'* market share standing at its highest level to date of 5.6%.

Following the acquisition of Reemtsma, we launched *Davidoff* into the super premium sector in September 2002, to capitalise on the reputation of our most internationally distributed brand.

In addition Reemtsma's UK subsidiary, Park Lane Tobacco Company, which principally manufactures and sells private label cigarettes to several leading wholesale and retail groups, was successfully integrated into Imperial Tobacco's UK sales and logistics functions.

Golden Virginia, now available in innovative resealable packaging, maintained its clear leadership of the roll your own tobacco market. By September 2002, *Drum* and *Drum Milde* had grown market share to a combined level of 14.6%, maintaining Imperial Tobacco's overall share at 64.4%.

Rizla continued to hold around three-quarters of the rolling papers market, supported this year by the introduction of *Rizla Green* and *Rizla Red* multipacks to leading supermarket groups. In cigars, our share grew to 48.8% in September 2002 with good performances from *Classic* and the *Small Classic* range, while in pipe tobacco our market share was maintained at around 39%.

We have continued to invest heavily in sales force technology and analysis tools, and we believe the information provided gives Imperial Tobacco significant competitive advantage. Our merchandising equipment is installed in over 32,000 UK retail outlets and is supported by a comprehensive range and space planning service, acknowledged by retailers as the industry leader.

United Kingdom Highlights

	2002	2001
Turnover ex. duty (£m)	**764**	691
Operating profit (£m)	**390**	353
Cigarette volumes (bn)	**29.3**[1]	22.6
Roll your own (000's tonnes)	**1.8**	1.7

[1] Includes 4.1bn *Marlboro* and *Raffles* volume

GERMANY

Germany Highlights	2002	2001
Turnover ex. duty (£m)	**274**	62
Operating profit (£m)	**67**	10
Cigarette volumes (bn)	**13.7**	1.0
Roll your own (000's tonnes)	**2.6**	2.7

The German cigarette market is the largest in Western Europe and, at 144bn cigarettes, is over twice the size of the UK. Following the acquisition of Reemtsma it is Imperial Tobacco's second principal market. Although mature, it has seen slight growth over the last year, but has become increasingly competitive with the rise of private label and value brands and a recent significant excise tax increase. Nevertheless the German market is highly profitable, second only to the UK in Western Europe, and provides a solid profit base for the enlarged Group.

Around a quarter of all branded cigarettes sold in Germany are Reemtsma brands, including *West, Davidoff, R1* and *Cabinet.* Growth in private label brands slowed during 2002 as the price gap with branded products narrowed. Our share of the overall cigarette market which had been under pressure during the year, averaging 20.3% compared to 21.9% in 2001, now appears to be stabilising.

During the period, the *West* brand family retained its position as the second largest selling cigarette brand in Germany with a market share of 9.5%. *West's* market position in the mid price sector was strengthened by a reduction in its price differential with value brands, resulting from the recent duty increases, and it was supported by an advertising campaign, consumer promotions and events. The *West* brand family was extended in September 2002 with the launch of *West Presso,* a new American blend concept. With further duty increases due in January 2003 the *West* portfolio should be well placed to benefit from further narrowing of price differentials.

Davidoff, positioned in the highly profitable premium sector, is the fastest growing brand family in Germany and by September 2002 achieved over 1% market share. *R1,* a brand family with an innovative filter system, maintained its market leadership in the ultra light sector, with a market share of 1.8%.

The *Cabinet* brand family, with its authentic East German heritage, performed robustly against the challenge of private label brands. With a market share, in September 2002, of around 8.1% in East Germany, *Cabinet* is our number one brand in this region. *Peter Stuyvesant* again made a significant contribution as one of our leading brands in the high price sector, with a market share of 2.3%.

As a result of the acquisition of Reemtsma, Imperial Tobacco became the German market leader in other tobacco products, with a combined share of 45% in branded roll your own tobacco and make your own products. As a result of the successful launch of the innovative make your own product, *West Singles,* our combined volume grew by more than 6% in a growing sector.

Our overall position in the German market is being further strengthened as we combine our existing sales force and marketing operations supported by a unified distribution network.

GERMANY, OUR SECOND LARGEST MARKET CONTINUED TO BE HIGHLY PROFITABLE DESPITE THE GROWTH OF PRIVATE LABEL AND VALUE BRANDS. WEST, THE NUMBER TWO CIGARETTE BRAND FAMILY IN GERMANY RECORDED A MARKET SHARE OF 9.5%

REST OF WESTERN EUROPE

Elsewhere in Western Europe, the acquired Reemtsma brands and infrastructures are further enhancing and complementing Imperial Tobacco's international scale and depth in the region.

The underlying businesses remain strong. Within the French cigarette market, the successful launch of *Route 66* in 2001 has enhanced our cigarette portfolio which, together with the *JPS* brand range, helped to grow our overall market share to 3.6% at the end of the financial year, including the Reemtsma brands. We also recorded significant growth in our roll your own tobacco share, achieving 29.6% of the market in September 2002 through the success of *Interval Blond,* which is now France's biggest selling roll your own tobacco brand.

We have delivered another encouraging performance in Southern Europe, particularly in Spain, where *JPS American Blend* grew strongly this year taking our overall blonde market share to 4.7%. It is now the country's second fastest growing brand, driven by distribution gains, enhanced retail display and supported by a series of successful consumer promotions. *Davidoff* confirmed its position as the fastest growing brand in the Greek cigarette market, with a volume increase of 41% in 2002, growing sales for the fifth consecutive year.

In Ireland, we grew our overall market share to 31% (including *Marlboro* at 6%) during the year ended September 2002. *John Player King Size,* Ireland's number one brand for more than ten years, widened its appeal with the launch of *John Player 100s. Lambert & Butler* is also establishing itself in the market with a share of over 1%.

Drum, the world's number one roll your own tobacco, which celebrated its fiftieth anniversary in 2002, performed robustly in The Netherlands, its home market. Although the premium roll your own tobacco sector remains under pressure, *Drum*, now also available in an innovative resealable pouch, remains the clear market leader contributing to a Group market share of just under 60%.

On European ferries and in the Eurotunnel market, we increased our leading share through category management initiatives. Imperial Tobacco also became the leading duty paid supplier to many key tourist airports within the EU including Alicante, Palma de Mallorca and Amsterdam Schiphol.

With the integration of Reemtsma proceeding ahead of schedule, we are already starting to realise synergies as areas of duplication have been rationalised. Revenues are also beginning to benefit from the enhanced brand portfolios and established distribution networks, supported by focused advertising and promotional expenditure.

WE CONTINUED TO GROW OUR MARKET PRESENCE IN THE REST OF WESTERN EUROPE THROUGH OUR ENHANCED BRAND PORTFOLIO AND STRENGTHENED INFRASTRUCTURE WHILE SYNERGIES ARE BEING REALISED FROM THE RATIONALISATION OF SALES FORCE OVERLAP AND DISTRIBUTION NETWORKS

Rest of Western Europe Highlights

	2002	2001
Turnover ex. duty (£m)	**495**	429
Operating profit (£m)	**217**	193
Cigarette volumes (bn)	**14.2**	11.6
Roll your own (000's tonnes)	**17.1**	17.4

REST OF THE WORLD

In **Central and Eastern Europe** our strategy is to invest in, and develop, our international strategic brands including *Davidoff* and *West,* while building on the platform provided by regional and local strategic brands.

In Central Europe, which includes the markets of Poland, Slovenia, Hungary, Macedonia, the Czech Republic and Slovakia, we have maintained our position as the second largest tobacco company by sales volume, with stronger performances from our strategic brands compensating for some planned volume decline in traditional local brands. Also, a number of markets in the region are increasing excise taxes in advance of joining the EU which, while having a negative impact on market volumes, has provided some beneficial pricing opportunities.

Our sales in Poland have stabilised after a period of intense price competition. *West* continued to grow strongly and our overall share was broadly held at around 18%. In Slovenia, the most profitable market in the region, we maintained our strong position as market leader, with growth in our market share to 76.5% in September 2002, driven by the success of *West, Boss* and *Davidoff.*

Eastern Europe is our largest region by volume, and incorporates operations in the Ukraine, Russia and Kyrgyzstan which recorded significant sales volume improvement.

The Ukraine, our largest market in the region, recorded encouraging growth in international brands, particularly through the successful development of *Davidoff* and *R1* taking our share of consumption to 29.1%. In addition, the recently launched *Boss* reached a market share of 1.3% in September 2002, complemented by a good performance from the *Prima* family particularly *Prima Optima.*

In Russia, sales volumes grew by 44% year-on-year, driven by increases in the innovative *West StreamTec* brand and advances by *Davidoff* and *R1,* supported by newly introduced line extensions and *Maxim.* The expansion of the sales force organisation and supporting infrastructure was completed and now provides a framework for wider distribution of all the Group's brands in the market.

In **Australia and New Zealand** our market shares continued to grow, with cigarette market shares in 2002 averaging 17.9% and 17.7% respectively and roll your own tobacco shares averaging 61.4% and 24.3% respectively. Through our focused approach and targeted investment we continued to improve our position with enhanced retail trade displays, combined with innovative marketing and portfolio improvement.

Rest of the World Highlights

	2002	2001
Turnover ex. duty (£m)	**586**	292
Operating profit (£m)	**115**	63
Cigarette volumes (bn)	**62.5**	20.7
Roll your own (000's tonnes)	**2.9**	1.9

OUR INTERNATIONAL DEVELOPMENT WITHIN THIS KEY REGION FOR IMPERIAL TOBACCO REMAINS FOCUSED ON SELECTED PROFITABLE MARKETS WHERE WE SEE STRONG POTENTIAL FOR OUR STRENGTHENED BRAND PORTFOLIO

DAVIDOFF, OUR FLAGSHIP BRAND IN THE REST OF THE WORLD REGION, CONTINUES TO PERFORM STRONGLY. WITH OUR EXTENDED BRAND PORTFOLIO AND WELL ESTABLISHED DISTRIBUTION NETWORKS, WE REMAIN WELL PLACED FOR FURTHER PROFITABLE GROWTH

The development of the Group's business in **Asia Pacific**, an important growth region, continued to progress well. Following the establishment of a regional office in Singapore, we now have operations in Vietnam where our share was 8% in September 2002, representing volume growth of over 30%, and we are developing our recent investments in Laos and Bangladesh. In China, we continue to progress arrangements with the Hongta group and State Tobacco Monopoly Administration leading on from the letter of intent signed by Reemtsma in 2001.

Following the acquisition of Reemtsma, the Group is now the third largest tobacco company in Taiwan with an overall share of 13% in 2002, this market is one of the key profit contributors to the Group. *Davidoff* and *The Imperial* held around 70% of the premium price sector in September 2002, and we remain well represented in the high price sector with *Boss,* and in the growing value sector, with *West*. The market has been disrupted in the past year by a general economic downturn and the first cigarette price increase in over 10 years. These factors have encouraged consumer downtrading, resulting in a decrease in our market share. The Group therefore is consolidating its strong position in the premium sector with the launch of *Davidoff 1mg* in the growing lights segment, and our recent performance shows an improving sales trend.

In **Africa and the Middle East,** the Group grew volume and share and the acquisition of Reemtsma has significantly strengthened our position in the Middle East, complementing our already strong African business.

In the Middle East, growth has been driven by an excellent performance from *Davidoff,* which is now building share in several Gulf markets, including Saudi Arabia and Kuwait. A manufacturing agreement for the production of the *Bahman* brand in Iran, together with the launch of the imported *Davidoff* and *West* brands, will further enhance our presence in the region.

In Africa, the successful integration of Tobaccor, acquired in March 2001, has significantly improved performance, despite some political instability particularly in Madagascar and most recently in the Ivory Coast. Our African business has also benefited from excellent organic growth in West Africa, where our *Superkings King Size* brand continues to perform strongly, particularly in Nigeria. In September 2002, we acquired a further 12.5% of Tobaccor for £45m, to be paid at the end of December 2002 on a similar multiple as the original stake, including a net cash adjustment and dividends accrued since acquisition. Terms were also agreed to acquire the balance of shares by December 2005.

Our Travel Retail and Global Duty Free business has delivered strong results in all areas, ahead of expectations, in a year that has been affected by reduced passenger numbers. In the UK duty free market we gained leadership of the cigarette market. For the first time, we also became the leading supplier of duty free tobacco products to UK airports. The inclusion of Reemtsma's cigarette portfolio has helped to extend further our success in duty free outlets in Europe, Asia Pacific, Africa, the Middle East and the Americas.

Across the Rest of the World regions, the limited areas of infrastructure overlap are being rationalised and initiatives actioned to leverage the Group's combined brand equity, including other tobacco products, through our well established distribution networks.

UNITED KINGDOM

KEY BRANDS

→ **Lambert & Butler**
The UK's best selling brand family held 16.1% market share in September 2002

→ **Richmond**
Now the UK's second largest selling cigarette brand range in just three years since introduction

→ **Golden Virginia**
Maintained its clear leadership of the roll your own tobacco market in the UK

→ **Rizla**
The world's number one rolling paper, commands around three-quarters of the UK rolling paper market

→ **Classic**
Imperial Tobacco's biggest selling cigar and the second most popular brand in the UK

→ IMPERIAL TOBACCO CONTINUED TO HOLD **BRAND** LEADERSHIP IN FOUR OF THE FIVE PRODUCT CATEGORIES IN THE UK TOBACCO MARKET

42.9%
UK 2002 AVERAGE MARKET SHARE (EX. MARLBORO RAFFLES AND PARK LANE)

IN 2002, WE STRENGTHENED OUR LEADERSHIP POSITION IN THE UK MARKET. OPERATING PROFIT INCREASED TO £390M ON TURNOVER, EXCLUDING DUTY, OF £764M

GERMANY

KEY BRANDS

→ **West**
Maintained its position as Germany's second largest selling cigarette brand with a market share of 9.5%

→ **Davidoff**
A premium cigarette, which is the fastest growing brand family in Germany

→ **R1**
The brand with an innovative filter system, confirmed its market leadership position in the ultra light sector in Germany

→ **Cabinet**
Is our number one brand family in East Germany with a market share of around 8.1% in this region

→ **Peter Stuyvesant**
A long established brand in Germany, is one of one of our leading brands in the high price sector

→ THE REEMTSMA BRANDS, INCLUDING **WEST, DAVIDOFF, R1, CABINET** AND **PETER STUYVESANT,** ACCOUNT FOR AROUND A QUARTER OF ALL BRANDED CIGARETTES SOLD IN GERMANY

20.3%
GERMANY 2002 AVERAGE MARKET SHARE

GERMANY GENERATED OPERATING PROFIT OF £67M, INCLUDING FOUR AND A HALF MONTHS CONTRIBUTION FROM REEMTSMA, ON TURNOVER, EXCLUDING DUTY, OF £274M

REST OF WESTERN EUROPE

KEY BRANDS

→ **JPS American Blend**
In a striking red pack, is sold in France, Spain, Portugal, Italy, Austria and Greece

→ **John Player King Size**
Ireland's number one brand for more than 10 years

→ ***Davidoff***
With a 41% volume increase in 2002, Davidoff is the fastest growing cigarette brand in Greece

→ **Route 66**
An American blend, value *proposition continues to grow* sales following its successful launch in France last year

→ **Drum**
Remained the clear market leader in The Netherlands contributing to a market share *of around 60%*

OUR **UNDERLYING PERFORMANCE** IN THE MATURE MARKETS OF THE REST OF WESTERN EUROPE **REMAINS STRONG.** WE **GREW MARKET SHARE IN FRANCE, SPAIN AND GREECE**

31.0%
IRELAND 2002 AVERAGE MARKET SHARE (INC. MARLBORO)

OUR PERFORMANCE IN THIS REGION IS REFLECTED IN AN **OPERATING PROFIT OF £217M** ON TURNOVER, EXCLUDING DUTY OF £495M[1]



REST OF THE WORLD

KEY BRANDS

→ **Davidoff**
Imperial Tobacco's flagship strategic brand in Central and Eastern Europe

→ **West**
Our other strategic brand in Central and Eastern Europe continues to grow sales, especially in Poland and Slovenia

→ **Prima**
A family of local brands in the Ukraine performed well, especially Prima Optima

→ **Horizon**
Imperial Tobacco's best selling brand in Australia with a market share of 18.4%

→ **Excellence**
A Virginia blend brand, is our second biggest selling brand in West Africa where it leads the low price sector

THE REST OF THE WORLD IS **OUR LARGEST REGION BY VOLUME** AND CONTINUES TO BE A **KEY ELEMENT** IN OUR **INTERNATIONAL DEVELOPMENT STRATEGY**

76.5%
SLOVENIA SEPTEMBER 2002 MARKET SHARE

OPERATING PROFIT IN 2002 WAS £115M ON TURNOVER, EXCLUDING DUTY, OF £686M[1]

[1] Includes four and half months contribution from Reemtsma

MANUFACTURING

The acquisition of Reemtsma has significantly changed the profile of the Group, resulting in a well-invested manufacturing base comprising 37 factories worldwide, producing a broad range of cigarettes, roll your own and pipe tobaccos, cigars and paper products - including tubes and filter tips.

Cigarette manufacturing has now been reorganised into four regions; EU, Central and Eastern Europe, Africa and Asia, with other tobacco products organised under a single grouping. This structure will benefit from shared technology and standards, allowing greater opportunity for productivity improvement and reduced manufacturing costs.

Our strategy of seeking continuous performance improvement remains paramount. We foresee substantial synergy savings through a programme of brand and blend rationalisation and the extension of best practice across all manufacturing facilities, while safeguarding our reputation for quality, flexibility and innovation. Occupational health and safety and concerns for the environment in which we operate continue to be a high priority and we maintain a proactive approach to meeting the challenges from regulatory changes and trends in the tobacco industry.

CIGARETTE

During 2002, Imperial Tobacco's cigarette factories increased productivity by 23%, an underlying productivity increase of 8% after a significant de-stocking programme last year following changes in UK excise procedures. Units costs were held despite additional expenditure relating to new regulatory disclosure requirements in the EU. Initial estimates suggest that productivity increased by 15% at the core Reemtsma cigarette factories in 2002. In Germany, the Nordhausen cigarette factory ceased production in September 2002, with most of the volume being transferred to Langenhagen.

The creation of a 'centre of excellence' for filter technology in Debrecen, Hungary is progressing well, and the in-house production of 'StreamTec' filters for the *West* brand is expected to deliver benefits in 2003.

A new expansion process for stem has been installed and commissioned in Tarnow, Poland. This product is now being included in some blends and is delivering significant cost savings. A major expansion of the Volgograd factory in Russia is underway, to meet increased market demand.

In Dublin, planning permission has been granted for a new cigarette making and packing facility. The transfer of production is expected to be completed by the end of 2003, with processed tobacco being sourced from our Langenhagen factory in Germany.

OTHER TOBACCO PRODUCTS (OTP)

Roll your own tobacco production has benefited from the £12m investment in high-speed resealable pouch packaging machines at our Joure factory in The Netherlands. In 2002, our roll your own tobacco operations achieved overall productivity improvements of 8%. Our pipe tobacco product portfolio has been successfully rationalised and the Liverpool factory downsized accordingly. Cigar production from the closed Cadena operations was successfully transferred to our Bristol factory in the UK and production levels normalised following a de-stocking programme over the year. This disruption held back the overall OTP productivity improvement to 4%, with unit costs held at 2001 levels.

Our strategy to create 'centres of excellence', for example, for roll your own tobacco at Joure, for cigars in Bristol and for American blend economy products at Lahr in Germany, is underway. The development of specialist manufacturing expertise associated with each product category is expected to deliver both productivity improvements and overall cost savings.

PAPERS AND TUBES

In our rolling paper and tubes business, further underlying productivity gains of 5% were achieved and unit costs decreased by 8%, through rebalancing production capacity and the closure of our production facility at Mazères in France. The consolidation of tubes production at Trossingen in Germany and rolling paper production at Wilrijk in Belgium and Treforest in Wales, was also successfully completed. During 2002, our Treforest production facility attained ISO 14001 accreditation for its environmental management practices.

All of these measures will keep Imperial Tobacco's high quality, low cost production base at the forefront of efficiency, and further support our growing manufacturing operations worldwide.

PROSPECTS

Imperial Tobacco has demonstrated by its six-year track record of consistent profit delivery, positive cash flow and successful integration of acquisitions that it has the ability to implement its proven strategy for delivering sustainable shareholder value.

The acquisition of Reemtsma offers enormous potential for growth in what will continue to be one of the world's most challenging and competitive industries. The future will bring significant change as we merge all aspects of the business, embracing best practice, whether of Imperial Tobacco or Reemtsma origin. We will seek to leverage our combined geographic spread and greater brand equity and, from a transformed cost base, capitalise on our strengthened growth platform.

While not underestimating the challenges we face, we are confident that the powerful combination arising from the acquisition of Reemtsma provides us with an enviable opportunity to strengthen our global position for the benefit of all our stakeholders.

Gareth Davis
Chief Executive

Robert Dyrbus
Finance Director

OPERATING ENVIRONMENT

Business success is judged not only by financial performance, no matter how impressive, but also by the way an organisation fulfils its obligations of effective stewardship and responsible behaviour. At Imperial Tobacco we remain committed to meeting those responsibilities as a good corporate citizen.

Imperial Tobacco celebrated the centenary of its formation in this financial year. It is appropriate to recall the tradition of philanthropy of the founding Wills' and Player's families, not least in the donations to universities, museums and the local communities in which the Company started. The development of infrastructure projects in Africa is also not new, with the Company actively participating in the development of the former Nyasaland and Southern Rhodesia almost a century ago.

We remain committed to the development of the communities of which we are a part, both in the UK and overseas. Our high standards are reflected throughout our Tobaccor operations in Africa, where our initiatives include the provision of sanitation, health and education facilities as well as providing jobs and local revenue. Our African factories work closely with their local communities, often including community leaders on their advisory boards.

In France, where economic conditions have led to the closure of our rolling papers factory in Mazères, we have sought to ensure that land is returned to the local community, as a gift, for its planned use as a museum.

COMMUNITIES, CHARITIES & EMPLOYEES

Imperial Tobacco also seeks to support and to encourage positively the efforts of its staff both to participate in community activities and to raise money for charitable causes. In many cases, the Company matches the money they raise using its charities fund. It also matches donations made by employees under the Give As You Earn scheme administered through the Charities Aid Foundation.

In the year to 28 September 2002, Imperial Tobacco, as part of its ongoing commitment in the UK, donated a total of £663,000 to charities; in many cases seeking to provide long-term funding for particular community initiatives including such organisations as the Citizens Advice Bureau. Exceptionally, this included in the Company's centenary year, £300,000 to support museums in Bristol and Nottingham to reflect the contribution the Company has made to the economic life of both cities. Overseas, Imperial Tobacco donated a total of £191,000 including support for disaster relief and recovery work following the floods in Germany and donations to art, culture and social institutions, while Tobaccor supported AIDS campaigns and sports associations.

VISION AND VALUES

Imperial Tobacco used the acquisition of Reemtsma as an opportunity to reaffirm its vision, values and beliefs to its employees. Our core values not only include working together for the good of the whole business and valuing individuality and hard work, but also commit the Company to behaving responsibly, with high standards of business ethics and concern for the welfare of its people.

Imperial Tobacco also believes in creating opportunities for employees to develop individually and as a team, and places strong emphasis on learning and development. We have a loyal and motivated workforce and seek to encourage fulfilment of potential at every level of our business through internal and external training and skills enhancement. Comprehensive training programmes to ensure effective management of our businesses have been established through links with Cranfield University and Ashridge Management Centre in the UK and Insead in France.

To align further the interests of employees with those of shareholders, wherever possible we invite employees to build a stake in the Company through ownership of Imperial Tobacco Group shares. Further opportunities to join Sharesave schemes in the UK and overseas were offered during the year. In addition, in our centenary year, employees were invited to participate in the Centenary Share Matching Scheme, enabling them to share further in the economic success of the Company, to which they make such a positive contribution.

CORPORATE SOCIAL RESPONSIBILITY

The Board has reaffirmed its commitment to Corporate Social Responsibility and to its implementation throughout the Imperial Tobacco Group. Following the acquisition of Reemtsma, revised timetables for action are being drawn up and will be published on our website. The Board takes a personal interest in these activities and the Director of Corporate Affairs is tasked to provide regular reports on progress to enable the Board to report more fully on Corporate Social Responsibility issues in the Group's 2003 Annual Report and Accounts.

OCCUPATIONAL HEALTH, SAFETY AND THE ENVIRONMENT (OHSE)

Imperial Tobacco seeks to provide superior returns for its shareholders in a socially and environmentally responsible manner, while maintaining a commitment to sustainable development.

In this financial year, we have strengthened our occupational health, safety and environmental management systems in line with our commitment to move beyond basic legal compliance by seeking to minimise the adverse impacts of our operations on the natural environment.

We have extended our electricity supply contract so that all UK grid electricity is obtained from renewable sources and qualifies as Climate Change Levy Exempt. Independent energy audits have been completed at all our European manufacturing and logistics sites to identify improvement opportunities and provide a sound basis for energy conservation measures to deliver the 10% reduction target we have set.

Our objective of achieving ISO 14001 registration for all manufacturing and logistics operations by the end of 2004 is progressing well, with Treforest and Avonmouth in the UK our first sites to be recommended for certification. Four further sites are expected to be registered before the end of 2003 with the remainder a year later. Recently acquired Tobaccor and Reemtsma sites will also be integrated into an extended programme.

Our Occupational Health and Safety programme has concentrated on risk assessment and on reducing manual handling risks. All our European manufacturing and logistics sites have been independently audited and are now strengthening management systems in line with OHSAS 18001.

During 2002 we have improved our Group OHSE performance measurement system and added new measures to improve its scope and robustness. We remain committed to continued progress in management systems development and performance improvement in our established facilities. The consolidation and integration of management and measurement processes in the enlarged organisation is a priority for 2003.

We seek to influence our tobacco suppliers through the Social Responsibility in Tobacco Production Programme, which is supported by a number of companies in the worldwide tobacco industry.

A more comprehensive report on the Group's occupational health and safety performance, verified by SGS UK Ltd is available on our website www.imperial-tobacco.com

PRODUCT STEWARDSHIP

Imperial Tobacco has published on its website details of the ingredients added to the tobacco in its cigarettes sold in major markets, in a format similar to that used for food products. It is planned to extend the coverage to both the acquired Reemtsma cigarette portfolio and all markets of the world during the course of 2003.

Declaration of the ingredients in the Company's tobacco products will also be made to national authorities within the EU at the end of 2002, together with appropriate information on their toxicology under the terms of the EU Directive concerning the manufacture, presentation and sale of tobacco products.

Also, along with other tobacco manufacturers in the UK and Australia, Imperial Tobacco has assisted national authorities in gathering data on the smoke constituents of its tobacco products.

As part of this exercise, Imperial Tobacco has also investigated the variability of measurements, provided by reliable laboratories, of over 40 constituents of cigarette smoke. The data, made available to appropriate authorities in the UK and to the academic community, suggest that the variability is presently too high for these measurements to be used for regulatory or verification purposes. Therefore, Imperial Tobacco is collaborating through the Centre de Coopération pour les Recherches Scientifiques relatives au Tabac (CORESTA) to develop more reliable and validated methods for measuring smoke constituents.

SAFETY OF CIGARETTES

Imperial Tobacco acknowledges that no cigarette should be regarded as safe. The Company was one of the first to explore alternatives to tobacco in the 1960s, in dialogue with the UK Independent Scientific Committee on Smoking and Health. This led to the development of New Smoking Material (NSM) which, following extensive testing, was launched in the UK in 1977. Cigarette products containing NSM were vigorously opposed by the Health Education Authority and were subsequently withdrawn.

This salutary experience illustrates the need to debate with public health bodies and agree objective criteria by which modifications made to cigarettes can be judged. It is only when these criteria are in place that tobacco companies can, with any confidence, focus their efforts on developing the next generation of products and offer them to the smoking public. Imperial Tobacco would welcome further discussion with appropriate authorities on this issue.

TOBACCO INDUSTRY ISSUES

During the year regulatory pressures on our industry have continued. In particular there are several EU initiatives that are intended to restrict further the way in which we conduct our business.

In 2001, the EU passed a Directive on the manufacture, presentation and sale of tobacco products. This requires much larger health warnings on all tobacco products, bans the use of product descriptors such as 'lights' and 'mild', and requires manufacturers to disclose details of ingredients and their purpose. The Directive also imposes lower tar and nicotine yield ceilings and a new carbon monoxide yield ceiling, for all cigarettes sold in the EU from January 2004. These yields will also apply to cigarettes manufactured for export outside the EU, to take effect from January 2005 to January 2007 at Member States' discretion. Member States were required to implement this Directive by 30 September 2002, but not all have yet complied.

Imperial Tobacco, along with British American Tobacco, challenged this Directive on the grounds that it violates several principles of European law and obtained a hearing at the European Court of Justice (ECJ). This action was taken with extreme reluctance because we do not oppose reasonable and practical regulation of tobacco products. However, the Company believes this Directive has fundamental flaws and should be declared invalid. The Advocate

BUSINESS SUCCESS IS JUDGED NOT ONLY BY FINANCIAL PERFORMANCE, NO MATTER HOW IMPRESSIVE, BUT ALSO BY THE WAY AN ORGANISATION FULFILS ITS **OBLIGATIONS OF EFFECTIVE STEWARDSHIP** AND **RESPONSIBLE BEHAVIOUR**

General has given his opinion that the Directive is valid, but the European Court has yet to rule. However should the Directive come into force we have taken all necessary steps to prepare for compliance with any resulting legislation.

Also in 2001, the European Commission proposed a new Directive to ban tobacco advertising in print media, in radio broadcasting and on the Internet, and restrict certain sponsorship activity. Along with Germany and other tobacco companies, Imperial Tobacco successfully challenged the previous Directive on the grounds that it was legally unsound. In December 2002, the new Directive was approved by EU Institutions although we believe it still contains many of the flaws of the former Directive. Germany voted against this Directive and may choose to challenge it at the ECJ, as might other affected parties.

In the third area of tobacco regulation, the EU is proposing a 'Recommendation' on a range of tobacco issues, including youth smoking prevention, which would not be binding on Member States. Imperial Tobacco agrees with some features of the 'Recommendation' and is making its views known to decision makers.

Various national governments continue to introduce regulations including, in the UK, a ban on tobacco advertising, promotion and sponsorship, which received Royal Assent on 7 November 2002 and, in Ireland, a comprehensive Tobacco Control Act.

In June 2002, Imperial Tobacco attended a meeting of the Committee of Public Accounts concerning levels of co-operation with HM Customs & Excise over tobacco smuggling issues. We remain fully committed to working with Customs and we believe significant progress has been made in developing a positive and constructive working relationship, with the ultimate objective of mutually agreeing a Memorandum of Understanding on anti-smuggling co-operation early in 2003.

The World Health Organisation (WHO) continues to progress the Framework Convention for Tobacco Control (FCTC) through international negotiations. While we agree with the need to take strong measures to stamp out the illegal trade in smuggled and counterfeit products and on youth smoking prevention, in other areas we believe the WHO is trying to assume responsibilities more appropriately left to other authorities.

Although there are many regulatory requirements which the Company must meet by law, there are other areas where we have been pro-active in voluntarily adopting standards which ensure we conduct our business in a socially responsible manner. In particular, we disclose details of the ingredients in our cigarettes on our website and we have implemented an 'International Code of Practice for the Marketing of Tobacco Products', which underpins our existing high standards for self-regulation of advertising and marketing practices.

TAXATION

In February 2002, the Council of Ministers adopted an EU Directive revising the minimum rates of excise duties to be levied on manufactured tobacco products.

The Directive established a fixed minimum rate of excise duty of €60 per thousand cigarettes, increasing to €64 from July 2006, for the most popular price category of cigarettes in each Member State. Spain, the only Member State to be affected by the €60 minimum, has been granted a derogation to delay applying this minimum until January 2005. In addition, both Spain and Greece have been granted a derogation to delay applying the €64 minimum until January 2008.

The EU accession countries will have to implement significant duty increases in order to comply with the minimum cigarette excise tax amounts. Therefore, accession countries have been given derogations, the longest being up to January 2010, before having to comply with the €64 per thousand cigarette excise tax minimum.

The Directive also introduced annual increases, in July each year, to the minimum excise tax on roll your own tobacco in order to bring the tax on this product more closely into line with the minimum excise tax for cigarettes. The minimum EU excise tax on roll your own tobacco will, therefore, increase from 30% of retail price or €24 per kilogram, up to 36% of retail price or €32 per kilogram by July 2004 across all Member States.

These increases in cigarette and roll your own tobacco minimum tax levels will have no effect on either the UK or Germany, where excise taxation already exceeds these minimum rates.

TOBACCO RELATED LITIGATION

Imperial Tobacco is currently involved in one legal action in England and Wales which has been refused public funding. It is anticipated that this action will be discontinued shortly.

In Scotland, Imperial Tobacco is currently involved in 11 separate cases, where individual claimants are seeking damages for alleged smoking-related health effects. Of these cases, nine have been stayed. In one of the other cases a trial date has been fixed for October 2003. In the other case, which commenced in 1995, the claimant is representing himself and there has been no activity since May 2001.

In the Republic of Ireland, the number of individual claims against Imperial Tobacco's subsidiary currently stands at 110. Statements of claim have been served in 30 of these cases. Since 1997, 197 other claims have been dismissed, discontinued or confirmed as not proceeding. Other international tobacco companies are involved in many of the current cases, in none of which has a trial date been fixed.

In The Netherlands, an Imperial Tobacco subsidiary has received letters on behalf of 39 individuals claiming damages for alleged smoking-related health effects. Other tobacco companies have received similar letters. No proceedings have been commenced against Imperial Tobacco or any of its subsidiaries in The Netherlands.

In Germany and Poland, during 2002 one individual claimant in each country has served proceedings on Imperial Tobacco's subsidiaries. No trial dates have been fixed in either of these cases.

In Australia, an individual claimant has served proceedings on Imperial Tobacco's subsidiary. A statement of claim has been served. Imperial Tobacco's subsidiary has applied to have the claim against it struck out.

To date, no judgment has been entered and no action has been settled in favour of a claimant in any tobacco-related litigation by Imperial Tobacco or any of its subsidiaries. Although it is not possible to predict the outcome of pending litigation, where claims have been particularised, Imperial Tobacco has been advised by its lawyers that, in their opinion, the Company has meritorious defences to these actions, all of which are being vigorously contested.



BOARD OF DIRECTORS

1. **DEREK BONHAM, AGED 59, Chairman and Member of the Remuneration Committee**
Appointed Non-Executive Chairman on our London Stock Exchange Listing in 1996. He is currently Non-Executive Chairman of Cadbury Schweppes plc, Fieldens plc and Marconi plc and a Non-Executive Director of TXU Corp. (USA). He has a wide range of managerial and financial experience gained as a former Executive Chairman of The Energy Group PLC and Deputy Chairman of Hanson PLC, having previously held a number of senior management and financial positions.

2. **ANTHONY ALEXANDER, AGED 64, Vice Chairman, Senior Independent Director and a Member of the Audit Committee**
Appointed our Vice Chairman on demerger and acts as senior independent Non-Executive Director. He also serves as a Non-Executive Director of Inchcape PLC, Misys plc and Cookson Group plc. He is a former Executive Director of Hanson PLC and as Chief Operating Officer he had responsibility for all their UK operating companies.

3. **GARETH DAVIS, AGED 52, Chief Executive**
Joined Imperial Tobacco Limited in 1972 and has held a number of senior positions including Manufacturing Director of cigarette and roll your own tobacco from 1987 and Managing Director of the international business from 1988. He was appointed Chief Executive on our incorporation in 1996. He has wide experience of all aspects of Imperial Tobacco's business and has played a key role in the development of both general strategy and our ongoing expansion programme.

4. ROBERT DYRBUS FCA, AGED 49,
Finance Director
Appointed Finance Director of Imperial Tobacco Limited in 1989 and became Finance Director of the Group on our demerger in 1996. Previously, he was financial controller with Hanson PLC responsible for Imperial Tobacco, Ever Ready and Allders.

5. SIMON DUFFY, AGED 52,
Non-Executive Director and Chairman of the Audit Committee
Joined the Board in 1996 as a Non-Executive Director and Chairman of the Audit Committee. He is currently Chief Financial Officer of Orange SA having previously been Chief Executive of End2End Holdings Limited, World Online International B.V. and Group Finance Director of THORN EMI plc. He became Finance Director of EMI Group plc on the demerger of Thorn plc. Previously Operations Director of United Distillers, he is a Non-Executive Director of GWR Group plc.

6. SIPKO HUISMANS, AGED 61,
Non-Executive Director and a Member of the Remuneration Committee
Appointed a Non-Executive Director in 1996. He joined Courtaulds in Southern Africa in 1961 and moved to the UK in 1968. He became a Director of Courtaulds in 1984, and was responsible for the Chemical and Industrial business from 1986 until the demerger of Courtaulds Textiles in 1990, when he became Managing Director. He was appointed Chief Executive from 1991 until his retirement in 1996.

7. IAIN NAPIER, AGED 53,
Non-Executive Director, Chairman of the Remuneration Committee and a Member of the Audit Committee
Appointed a Non-Executive Director in 2000. He is currently Group Chief Executive of Taylor Woodrow plc. As a former main board Director of Bass PLC, he was Chief Executive of Bass Leisure and then Chief Executive of Bass Brewers and Bass International Brewers. Following the sale of the Bass beer business in 2000 he became Vice President UK and Ireland for Interbrew SA until his resignation in August 2001.



8. MANFRED HÄUSSLER, AGED 56,
Sales and Marketing Director
Appointed Sales and Marketing Director in August 2002. He has spent his career in fast moving consumer goods, specialising in international sales and marketing. He joined Reemtsma Cigarettenfabriken GmbH in 1991 as President International and was responsible for Reemtsma's successful international growth throughout the 1990s. Prior to this he held senior positions with Colgate-Palmolive, Martini + Rossi, Braun AG, Bongrain and PUMA. He is a Director of Markenverband (German association of the FMCG industry) and sits on the Governors Advisory Committee for the Economic and Social Development of Yunnan Province in the People's Republic of China.

9. LUDGER STABY, AGED 67,
Non-Executive Director and a Member of the Audit Committee
Appointed to the Board in August 2002. He joined Reemtsma Cigarettenfabriken GmbH in 1983, where he served as Finance Director and Personnel Director before becoming Chief Executive in 1989 until his retirement in 1998. A former Chief Executive of Tchibo Holding AG, he is currently Chairman of the Supervisory Board of B&L Immobilien AG, Frosta AG, Systematics AG and WMP EuroCom AG. He is president of the German Group of the International Chamber of Commerce and a member of the ICC Executive Board, and a Board Member of the economic council of the Christian Democratic Union.

10. PIERRE JUNGELS, AGED 58,
Non-Executive Director and a Member of the Remuneration Committee
Appointed to the Board in August 2002. He has held numerous senior international positions within the oil industry with Shell International and Petrofina SA. He became CEO of Enterprise Oil in 1996 leading the business to substantial geographic and financial growth until his retirement in November 2001. He is also the President of the Institute of Petroleum.

COMPANY SECRETARY

11. RICHARD HANNAFORD FCA, AGED 55,
Joined Imperial Tobacco in 1973 and was appointed Company Secretary in 1988 and Company Secretary of Imperial Tobacco Group PLC in 1996. Prior to this, he held a number of management posts in finance and internal audit functions.


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SHAREHOLDER INFORMATION

REGISTERED OFFICE
P O Box 244, Upton Road, Bristol BS99 7UJ
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(+44 117 963 6636 from outside the UK)
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REGISTRARS
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ADR DEPOSITARY
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STOCKBROKERS
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AUDITORS
PricewaterhouseCoopers,
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31 Great George Street, Bristol BS1 5QD

SOLICITORS
Ashurst Morris Crisp, Broadwalk House, 5 Appold Street,
London EC2A 2HA

FINANCIAL ADVISERS
Schroder Salomon Smith Barney,
Citigroup Centre, 33 Canada Square,
Canary Wharf, London E14 5LB

FINANCIAL CALENDAR AND DIVIDENDS
Interim results are expected to be announced in April and the full year's results in late November.

The Annual General Meeting of the Company is to be held on 4 February 2003. The Notice of Meeting and explanatory notes about the resolutions to be proposed are set out in the leaflet enclosed with this report.

Dividends are generally paid in August and February. Payment of the 2002 final dividend, if approved, will be on 21 February 2003. Shareholders who do not currently mandate their dividends and who wish to do so should complete a mandate instruction form obtainable from Lloyds TSB Registrars, at the address shown.

SHAREHOLDER SERVICES

SHARE DEALING SERVICE
A low cost, execution only, postal dealing service for the purchase and sale of Imperial Tobacco Group PLC shares has been set up by Hoare Govett Limited. Commission is 1% with a minimum charge of £10. For details please contact: Hoare Govett Limited, 250 Bishopsgate, London, EC2M 4AA
020 7678 8300 (+44 20 7678 8300 from outside the UK)

ISA
Investors in Imperial Tobacco Group PLC ordinary shares may take advantage of a low cost Individual Savings Account (ISA), dedicated to Imperial Tobacco Group shares operated by Lloyds TSB Bank plc. Details of the ISA, which offers competitive charges, can be obtained from Lloyds TSB Registrars, ISA Team, The Causeway, Worthing, West Sussex BN99 6UY, 0870 242 4244

DIVIDEND REINVESTMENT PLAN (DRIP)
Imperial Tobacco Group PLC has set up a DRIP to enable shareholders to use their cash dividend to buy further shares in the market through a dividend reinvestment plan. Further information can be obtained from Lloyds TSB Registrars, P O Box 699 Worthing, West Sussex, BN99 6YY, 0870 241 3018

AMERICAN DEPOSITARY RECEIPT FACILITY
Imperial Tobacco Group PLC ordinary shares are traded on the New York Stock Exchange in the form of American Depositary Shares (ADSs) using the symbol ITY. Each ADS represents two Imperial Tobacco Group PLC ordinary shares. The ADS programme is administered by Citibank Shareholder Services and enquiries should be directed to them at the address shown.

INTERNATIONAL DIRECT INVESTMENT PROGRAM
Imperial Tobacco Group PLC American Depositary Shares have been included in the Citibank International Direct Investment Program. The International Direct Investment Program provides registered holders and interested investors with a convenient way to purchase and sell Imperial Tobacco Group PLC American Depositary Shares.

To obtain further information about the International Direct Investment Program, please call Citibank N.A., the administrator and sponsor at 800 808 8010

CAPITAL GAINS TAX (CGT) IMPLICATIONS OF THE RIGHTS ISSUE
The following is an extract from the Inland Revenue's guide CGT 1.

'For CGT, rights issues are normally treated as a reorganisation of the company's existing share capital and not as a new acquisition of shares. So, if you dispose of such shares, you work out the qualifying holding period for taper relief by reference to the date you acquired the original shares to which the rights issue related, and not the date on which you were issued with the new shares. If you acquired the original shares on different dates, you apportion the new shares to the different acquisitions reflecting the proportion of shares acquired on different dates.'

If you are in any doubt, or are subject to tax outside the UK, you should consult your local tax office or professional tax advisor.

INTERNET
Information on Imperial Tobacco Group PLC is available on our website: www.imperial-tobacco.com

Lloyds TSB Registrars also now offer a range of shareholder information on-line. You can access information on your holding, indicative share prices and dividend details and find practical help on transferring shares or updating your details at www.shareview.co.uk

REPORT OF THE DIRECTORS

The Directors submit their report together with the audited consolidated accounts for the Group for the year to 28 September 2002.

Review of activities and future developments

The Group remains highly focused on its core business, the manufacture, marketing and distribution of tobacco and tobacco related products.

A review of the various activities and future developments is included on pages 17 to 29. Note 1 to the financial statements gives an analysis of turnover, duty in turnover, operating profit and capital employed.

The principal operating subsidiaries within the Group are shown on pages 91 and 92.

Acquisitions

During the year the Company has made the following acquisitions:–

On 6 February 2002 – a controlling interest in Lao Tobacco Limited; and

On 15 May 2002 – the Company acquired 90.01% of the issued share capital of Reemtsma Cigarettenfabriken GmbH. It also entered into an Option Agreement to enable the Company to acquire the outstanding 9.99% on substantially similar terms.

Financial results and dividends

The profit attributable to shareholders for the financial year was £272m as shown in the consolidated profit and loss account set out on page 48. An operating and financial review is included on pages 17 to 26.

The Directors have declared dividends as follows:

(In £'s million)	2002	2001
Ordinary shares		
Interim paid, 10.0p per share (2001: 9.0p)[1]	62	56
Proposed final, 23.0p per share (2001: 19.8p)[1]	167	122
Total ordinary dividends, 33.0p per share (2001: 28.8p)[1]	229	178

[1] Comparatives reflect the bonus element of the rights issue approved on 8 April 2002. The interim dividend per share for 2002 has been similarly adjusted.

The final dividend, if approved, will be paid on 21 February 2003 to shareholders whose names are on the Register of Members at the close of business on 24 January 2003.

Share capital

Details of the share capital, including the impact of the rights issue approved in April 2002 are shown in note 17 to the financial statements. At 21 November 2002 the Company has been notified that the following persons had interests in three per cent or more of the Company's issued share capital.

	Number of ordinary shares millions	Percentage of issued share capital
Legal & General Investment Management Limited	22	3.01

The Company has not received notification that any other person holds three per cent or more of the Company's issued share capital.

Board of Directors

During the year Mr Clive Inston resigned from the Board on the grounds of ill-health. Following the acquisition of Reemtsma, Mr Manfred Häussler was appointed Sales & Marketing Director on 1 August 2002. Dr Pierre Jungels and Mr Ludger Staby also joined the Board as Non-Executive Directors from the same date, further to strengthen the Board.

The current Directors of the Company are shown on pages 30 and 31. In accordance with Articles 106 and 110 of the Company's Articles of Association, Mr Simon Duffy, Mr Manfred Häussler, Dr Pierre Jungels and Mr Ludger Staby retire at the Annual General Meeting and being eligible, offer themselves for re-election.

Employees

The Group's employment policies are designed to attract, retain and motivate the very best people, recognising that this can be achieved only through offering equal opportunities regardless of gender, race, religion or disability.

To ensure employees can share in our success, the Group offers competitive pay and benefit packages and, wherever possible, links rewards to individual and team performance. Employees are encouraged to build a stake in the Company through ownership of Imperial Tobacco Group PLC shares. A further opportunity to join the Sharesave Scheme was offered during the year and 66% of eligible UK employees now participate. International employees were also offered a further opportunity to join the International Sharesave Plan, and 38% of eligible international employees now participate. Employees were also invited to join the Centenary Share Matching Scheme and 18% of eligible employees participated.

REPORT OF THE DIRECTORS

Employees (continued)
The Group is committed to providing an environment which encourages the continuous development of our employees through skills enhancement and comprehensive training programmes. This commitment has been recognised at Nottingham, our principal UK factory, through the achievement of an Investor in People award.

Each of the Group's businesses is encouraged to make its employees aware of the financial and economic factors affecting the performance of their employing company using their own consultative and communication methods. To progress this aim further employee representatives are briefed on pan-European issues through a European Employee Forum.

Information concerning employees and their remuneration is given in note 4 to the accounts.

Charitable and political donations
During the year the Group made charitable donations in the UK of £663,000 (2001: £325,000), much of which was distributed through the Charities Aid Foundation in accordance with the Group's charities policy. This included, in the Company's centenary year, donations of £300,000 to support museums in Bristol and Nottingham to reflect the contribution made by the Company to the economic prosperity of both cities. A further £191,000 was distributed by overseas subsidiaries, a significant proportion of which was to aid flood victims in Germany.

No political donations or expenditure were made or incurred by the Company or its subsidiaries, with the exception of Reemtsma, during the year (2001: nil). Following its acquisition, the Reemtsma group made the following political donations all of which were contracted for, or committed to, prior to acquisition.

Political party	£'000
Christian Democratic Union of Germany	4.1
Liberal Democratic Party of Germany	1.6
Social Democratic Party of Germany	4.5

Creditor payment policy
The Company's current policy concerning the payment of the majority of its trade creditors is to follow the CBI's Prompt Payers Code (copies are available from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU). For other suppliers, the Company's policy is to:

a) settle the terms of payment with those suppliers when agreeing the terms of each transaction;

b) ensure that those suppliers are made aware of the terms of payment by inclusion of the relevant terms in contracts; and

c) pay in accordance with its contractual and other legal obligations.

The payment policy applies to all payments to creditors for revenue and capital supplies of goods and services without exception. Wherever possible UK subsidiaries follow the same policy and international subsidiaries are encouraged to adopt similar policies, by applying local best practices.

The number of days' purchases outstanding at 28 September 2002 for Imperial Tobacco Group was 41 days.

Research and development
The Group recognises the importance of investing in research and development, which brings innovative improvements to the Group, both in the products supplied to the consumer and in production and marketing techniques.

Auditors
A resolution to reappoint PricewaterhouseCoopers as Auditors to the Company will be proposed at the Annual General Meeting.

Annual General Meeting
Full details of the Annual General Meeting to be held on 4 February 2003, and explanations of the resolutions to be proposed at the Meeting, appear in the Notice of Meeting enclosed with this report.

By order of the Board

R C Hannaford, Company Secretary

25 November 2002

CORPORATE GOVERNANCE

The Board of Imperial Tobacco Group PLC remains committed to high standards of corporate governance in its management of the affairs of the Group and sees it as a fundamental part of discharging its stewardship responsibilities. Accordingly, throughout the year under review and up to the date of approval of the Annual Report, it has complied with the best practice governance provisions as set out in Section 1 of Part 2 of the Combined Code on Corporate Governance (the Code).

Corporate governance compliance

The Board recognises it is accountable to the Group's shareholders for the Group's standard of governance and this statement, together with the Remuneration Report, seeks to demonstrate how the principles of good governance, advocated by the Code, are applied in practice within Imperial Tobacco Group PLC.

During the course of the financial year there has been a significant change in the scope and scale of the Group's activities, following the acquisition of Reemtsma Cigarettenfabriken GmbH (Reemtsma) on 15 May 2002. Notwithstanding this change, the Board has continued to keep under review the Group's whole system of internal control, including controls relevant to the enlarged business from the completion of the acquisition, encompassing not just financial but also operational controls, compliance and risk management.

For the existing business operations within the Group, formal procedures, blended with well established embedded internal controls, have been in place throughout the current year and these together with the continuation of the regular, formal reporting process to the Audit Committee, have ensured the maintenance of a strong procedural framework for the ongoing identification, evaluation and management of significant areas of risk to the achievement of the Group's strategic objectives. In addition, prior to the acquisition of Reemtsma, an extensive due diligence review covering financial, operational, legal and environmental matters was performed. From this and subsequent high level reviews of procedures within this business, the Board is satisfied that appropriate internal controls, providing a framework for the identification, evaluation and management of significant risks, also exist within Reemtsma.

Since the acquisition, and as part of the process of integrating the acquired business, procedures have been, and are being, reviewed to identify any requirements necessary to align Reemtsma's policies and procedures with the Group's standards of corporate governance.

Board and Board committees

The Board of Imperial Tobacco Group PLC, which meets at least five times a year, currently comprises seven Non-Executive Directors and three Executive Directors, with a clear separation of the roles of Chairman and Chief Executive to ensure an appropriate balance of power and authority. Mr A G L Alexander is the recognised senior independent Non-Executive Director to whom any concerns can be conveyed. All of the Non-Executive Directors, in the opinion of the Board, are independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgement. It should be noted that Mr L W Staby held the position of Chief Executive of Reemtsma until 1998 and became Chief Executive of Tchibo Holding AG, the German holding company of Reemtsma, in February 2001, until his resignation in June 2002. Directors' biographies, appearing on pages 30 and 31, demonstrate a detailed knowledge of the tobacco industry together with a range of business and financial experience, vital to the management of an expanding international company.

The full Board manages overall control of the Group's affairs by the schedule of matters reserved for its decision. These include responsibility for the Group's commercial strategy, the approval of financial statements, major acquisitions and disposals, authority levels for expenditure, treasury and risk management policies and succession plans for senior executives. It also has procedures in place to allow Directors to seek both independent professional advice, at the Company's expense, and the advice and services of the Company Secretary in order to fulfil their duties.

All Directors are equally accountable under the law for the proper stewardship of the Group's affairs, with the Non-Executive Directors having a particular responsibility for ensuring strategies proposed for the development of the business are critically reviewed. This ensures they act in the best long term interest of shareholders, take account of the wider community of interests represented by employees, customers and suppliers and that social, environmental and ethical issues are fully integrated into the Group's risk assessment processes.

The Board regularly reviews the strategy and operating results of the business, as well as approving annual budgets and medium-term plans. Actual results of the Group are reviewed at each Board meeting, with monthly reports, including detailed commentary and analysis, being provided in the intervening periods. This ensures the Board is supplied with information on the progress of the business in a timely manner.

Within the financial and overall objectives of the Group, the Board delegates day to day and business control matters to the Chief Executive and Executive Directors who, with the executive management, are responsible for implementing Group policy and monitoring the detailed performance of all aspects of the business, including post event reviews of major projects. They have full power to act subject to the reserved powers and sanctioning limits laid down by the Board and the Group's standards and policy guidelines.

The Non-Executive Directors also play a leading role in corporate accountability and governance through their membership of the Remuneration Committee, the Nominations Committee and the Audit Committee. The membership and remit of each Committee is considered overleaf.

CORPORATE GOVERNANCE

Remuneration Committee

The Remuneration Committee consisting exclusively of Non-Executive Directors, Mr D C Bonham, Mr S Huismans and the recently appointed Dr P H Jungels, meets at least twice a year under the chairmanship of Mr I J G Napier. It is responsible for setting salaries, incentives and other benefit arrangements of the Executive Directors and senior management, and overseeing the Group's employee share schemes. Members of the Remuneration Committee do not participate in decisions concerning their own remuneration.

The Chief Executive is invited to attend for appropriate items, but is excluded when his own performance and remuneration are under review.

Since Listing in 1996, all increases in the remuneration of Non-Executive Directors have been taken in the form of the Company's shares. However, given their significant shareholding in the Company, this requirement to purchase shares has been waived in respect of the increases granted to Mr D C Bonham and Mr A G L Alexander in October 2002.

The Remuneration Report, which outlines remuneration strategy and policy and includes full details of Directors' emoluments, has been approved by the Board and appears on pages 39 to 46.

Nominations Committee

The Nominations Committee comprising all the Non-Executive Directors and the Chief Executive, with Mr D C Bonham as chairman, meets when necessary to formulate succession plans and recommendations to the Board for the appointment of Directors. New Directors appointed by the Board must submit themselves for re-election by shareholders at the Annual General Meeting following their appointment. Thereafter all Directors, in accordance with the Code are subject to re-election at least every three years. The training needs in respect of new appointments to the Board are assessed and arrangements put in place, as appropriate.

Audit Committee

The Audit Committee, consisting exclusively of Non-Executive Directors, Mr A G L Alexander, Mr I J G Napier and the recently appointed Mr L W Staby, meets under the chairmanship of Mr S P Duffy, at least three times a year. Its terms of reference cover the points recommended by the Code. Its duties include monitoring internal control throughout the Group, approving the Group's accounting policies and reviewing the interim and annual financial statements before submission to the full Board. It also reviews and approves the scope and content of the risk assessment and compliance programme implemented by the Control and Compliance function and, as part of the annual assessment of the need for a formal internal audit function, critically reviews the resource allocated to this activity. The Finance Director, other financial management and the Group's compliance manager attend by invitation. The Group's Auditors also attend each meeting and have direct access to the Committee without the presence of any Executive Director, or manager, providing a direct line of communication between the Auditors and Non-Executive Directors.

The Audit Committee has carried out six-monthly reviews of the remuneration received by PricewaterhouseCoopers for non-audit work, with the aim of seeking to balance objectivity and value for money. The fees for non-audit work have arisen principally as a result of due diligence and tax planning work arising on the acquisition of Reemtsma and acting as reporting accountant. The outcome of the review was that no conflict of interest exists between PricewaterhouseCoopers' audit and non-audit work and that this was the most cost effective way of conducting the Group's business. In other situations, proposed assignments are subject to independent tendering and decisions taken on the basis of competence and cost effectiveness.

Internal control

The Board acknowledges responsibility for the Group's system of internal control. The Audit Committee on behalf of the Board, reviews the effectiveness of the system in accordance with the guidance set out in 'Internal Control: Guidance for Directors on the Combined Code' (the Turnbull guidance) from information and regular reports provided by management, the internally independent Control and Compliance function and external auditors. However, given the size and complexity of the Group's operations, such a system can provide only reasonable and not absolute assurance of meeting internal control objectives, by managing rather than eliminating risk.

The Board, either directly, or through the Audit Committee which regularly reports its findings for consideration by the Board, has reviewed the effectiveness of the key procedures which have been established to provide internal control and confirms that an ongoing process for identifying, evaluating and managing the Group's significant risks has operated, either throughout the year, or in the case of the Reemtsma operations, since acquisition.

The following key features have operated to provide reassurance of both the reliability of information and the safeguarding of assets:

- **Risk assessment:**
  - The Group clearly sets out its strategic objectives as part of its medium-term planning process. These objectives are then incorporated as part of the budgeting and planning cycle and are supported by the use of both financial and non-financial key performance indicators.
  - A detailed assessment of strategic risks is undertaken by the Executive Directors as part of the medium-term planning, annual budgeting and the monthly reporting and forecasting cycles.

CORPORATE GOVERNANCE

- **Risk assessment:** (continued)
  - All business units are required to undertake a risk profiling exercise to formally review their principal areas of risk so that all major risks are reviewed at all levels across the Group. This formal system is based on the annual submission of risk assessment reviews from each business unit for the measurement and assessment of risk areas, together with the controls embedded in the business processes to mitigate such risks. This review is ongoing and is being extended to acquired businesses to ensure the Group continues to have clear and consistent procedures for monitoring, updating and implementing appropriate controls to minimise the risk exposure so identified.
  - The Audit Committee has delegated responsibility for considering Group-wide operational, financial and compliance risks on a regular basis. Regular reporting by the Control and Compliance function supports the Audit Committee and the Board in assessing the effectiveness of internal controls at each business unit, through a programme of regular reviews. In this way, it seeks to minimise the risks identified and satisfies itself that the levels of retained risk are acceptable to the Group.
- **Control environment and control activities:**
  - The Group consists of a number of manufacturing and trading operations each with its own management and control structures which satisfy the Group's accounting policies and local control responsibilities.
  - The Board has revised the organisational structure to ensure that, for the enlarged Group, clearly defined lines of responsibility, delegation of authority and segregation of duties, with staff of the necessary calibre to fulfil their allotted roles, remain in place. These procedures for delegated authority ensure that decisions, significant either because of the value or the impact on other parts of the Group, are taken at an appropriate level. The full Board has formally adopted a schedule of matters of a strategic, financial, operational or compliance nature which are required to be brought to it for decision.
  - Imperial Tobacco Group has a framework of policies and procedures laid down by the Board and personnel are required to comply with these procedures. In addition it should be noted that Reemtsma also has a similar framework of procedures to which its employees are required to comply. Following the acquisition, these existing policies and procedures which cover key issues such as authorisation levels, segregation of duties, ethical compliance matters and legislation, physical and data security as well as regulatory, governance, and health, safety and environmental issues are being integrated and consolidated.
  - The Group has an established and consistent methodology for identifying and ranking business risks and has implemented appropriate strategies to deal with each significant risk that has been identified. These strategies include not only internal controls but other approaches such as insurance and dual sourcing of supplies. This methodology is reviewed on an ongoing basis to ensure it continues to accurately reflect the relevant risks and takes into account necessary movements in the Group's risk profile consequent upon changes in the business operations.
  - There are well-defined procedures for appraisal, approval, control and review of capital and strategic expenditure including acquisitions.
  - The Group's treasury function operates within the defined policy designed to control the Group's financing arrangements and to minimise its exposure to interest rate and foreign exchange risks through specialised treasury instruments.
- **Information and communication:**
  - Operating companies are required to produce detailed operating budgets prior to the start of each financial year, which are reviewed for robustness and realism.
  - A comprehensive system of budgetary controls including monthly and regular periodic performance reviews for each business unit are in place to ensure that major variances are promptly and thoroughly investigated. These reviews are conducted at a detailed level within each business unit and at a high level by the Executive Directors.
  - On a monthly basis, the achievement of business objectives, both financial and non-financial, is assessed using a range of key performance indicators. These indicators are reviewed to ensure that they remain relevant and reliable.
- **Monitoring:**
  - A range of procedures is used to review the risk profile and monitor the effective application of internal control in the Group. These include self assessment of controls and annual certification of compliance with the Group's financial and operational procedures by the managing director or senior executive of each business unit (including compliance with environmental, health and safety and business conduct standards) together with independent reviews by the Control and Compliance function.
  - The Control and Compliance function's responsibilities include reporting to the Audit Committee on the effectiveness of internal control systems, focusing on those areas with the greatest perceived risk to the Group. The compliance programme is designed to review controls across key areas of risk over a three-year cycle.
  - Follow-up procedures ensure there is an appropriate response to recommendations for enhancement to risk controls.

CORPORATE GOVERNANCE

The Audit Committee confirms it has reviewed and reported to the Board on the system of internal control for the year ended 28 September 2002. Through the procedural and reporting framework for monitoring business risks and controls, as set out above, and review of the Group's financial statements, it is satisfied there is sufficient information to enable it to review the effectiveness of the Group's system of internal control.

Going concern

The Directors are satisfied that the Group has adequate resources to meets its operational needs for the foreseeable future and accordingly they continue to adopt the going concern basis in preparing the financial statements.

Pension fund

Imperial Tobacco Group PLC's main pension fund, the Imperial Tobacco Pension Fund, is not controlled by the Board, but by Trustees, consisting of five nominees from the Company, one member chosen by employees and two by current and deferred pensioners. The Trustees look after the assets of the pension fund, which are held separately from those of the Company and are managed by independent fund managers. The Pension scheme funds can only be used in accordance with its rules and for no other purpose.

Communication with shareholders

Communication with all shareholders is given a high priority and a number of methods are used to promote greater understanding and dialogue with investment audiences.

The Group's Annual Review, a summary financial statement, provides shareholders with the material information concerning Imperial Tobacco Group in a form more readily assimilated than the full Annual Report and Accounts. Shareholders can also request the full report and Form 20-F. At the half year an Interim Report is published. All of these documents are available on-line through the Imperial Tobacco website (www.imperial-tobacco.com), together with all announcements, investor presentations and share price information.

During the year shareholders are kept informed of the progress of the Group through trading statements and other announcements of significant developments that are released through the London Stock Exchange and other news services. There is regular dialogue with institutional shareholders and participation in sector conferences.

Additionally, there is an opportunity at the Annual General Meeting for individual shareholders to question the Chairman and the chairmen of the Audit, Remuneration and Nominations Committees. It is the Company's practice to make arrangements to send the Annual Report and Accounts to shareholders at least 20 working days prior to the Annual General Meeting. The Company indicates the level of proxy votes lodged in respect of each resolution proposed at its Annual General Meeting following each vote on a show of hands.

Statement of Directors' responsibilities

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the balance sheet date and of the profit or loss and the cash flows of the Group for that period.

The Directors consider that suitable accounting policies have been used and applied consistently. They also confirm that reasonable judgements and estimates have been made in preparing the financial statements for the year ended 28 September 2002 and that applicable Accounting Standards have been followed.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group – and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are also responsible for the maintenance and integrity of the Group's website. Information published on the Internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Statement of Auditors' responsibilities

Imperial Tobacco Group PLC's Registered Auditors, PricewaterhouseCoopers, are responsible for forming an independent opinion on the accounts of the Group as presented by the Directors, and for reporting their opinion to shareholders. Their report is set out on page 47.

REMUNERATION REPORT

Remuneration Committee
Although the Board considers itself ultimately responsible for the framework and cost of executive remuneration, it has delegated responsibility for determining the remuneration levels and conditions of service of Executive Directors of the Company and senior executives of the Group to the Remuneration Committee. The Committee's approach is fully consistent with the Group's overall philosophy that all employees should be competitively rewarded to attract and retain their valued skills in the business as well as supporting corporate strategy, by directly aligning executive management with the Group's strategic business goals.

The members of the Committee are Mr I J G Napier (chairman), Mr D C Bonham, Mr S Huismans and the recently appointed Dr P H Jungels, each being an independent Non-Executive Director of the Company and having no personal financial interest, other than as shareholders, in the matters to be decided.

The Committee, which was established in 1996 and operates under clear written terms of reference, confirms formally that its constitution and operation comply with the principles set out in the Combined Code on Corporate Governance and has applied the principles in Section 1 of that Code throughout the year.

Remuneration strategy
Imperial Tobacco Group PLC operates in an increasingly competitive international environment. For the Group to continue to compete successfully, it is essential that the level of remuneration and benefits offered achieves the objectives of attracting, developing, retaining and motivating the necessary high quality pool of talented employees, at all levels, across the Group. The Group therefore sets out to provide competitive remuneration to all its employees, appropriate to the business environment in those countries in which it operates.

As the Group continues to develop internationally and integrate acquisitions such as the Reemtsma business, it is having increasing regard to the need to relocate employees from country to country as the requirements of the business dictate and develop its remuneration arrangements accordingly. The remuneration strategy is therefore designed not only to align with the Group's fundamental values of fairness, competitiveness and equity but also to support the Group's corporate strategy, as a significant contributor to competitive advantage. A cohesive reward structure – with a timely pay review process, consistently applied to all employees and well communicated to ensure each element of the package is understood with links to corporate performance recognised – is seen as critical in ensuring all employees can associate with and 'buy into' the attainment of the Group's strategic goals.

The Group also seeks to align the interests of shareholders and employees at all levels by giving employees opportunities and encouragement to build up a shareholding interest in the Group. Through a series of share plan initiatives, under the UK Sharesave Scheme, the International Sharesave Plan and Share Matching arrangements, the majority of employees of the Company and its wholly owned subsidiaries, excluding Reemtsma, now have a shareholding interest. Employees within the Reemtsma group of companies will be invited to participate in share plans at the earliest opportunity.

Executive remuneration policy
The remuneration package for Executive Directors and senior executives, as determined by the Remuneration Committee, is intended to attract and retain high quality executives, induce loyalty and motivate them to achieve a high level of corporate performance in line with the best interests of shareholders, while not being excessive. The package is also in line with the Group's overall policy on pay and benefits.

The remuneration package for each senior executive is set by the Committee after taking advice principally from external sources including remuneration consultants, mainly Towers Perrin, who were appointed by the Committee, together with internal sources, including the Company Secretary and Group Compensation and Benefits Manager. It combines short-term and long-term rewards, including performance-related elements that take into account individual, business unit and corporate performance. The main components are base salary, an annual cash bonus, a Share Matching Scheme, a Long-Term Incentive Plan (LTIP) and pension benefits as detailed below. Unless stated otherwise the policy is expected to remain unchanged for the financial year ending 30 September 2003 and subsequent years.

To align further the interests of directors and shareholders, the directors' remuneration package is weighted towards performance-related elements including an annual cash bonus which maximises at two thirds of salary and an LTIP award of three-quarters of salary. Directors can also invest up to their gross bonus in a Share Matching Scheme where lodged shares are matched 1:1 over a three-year period.

As the Group extends its business internationally, it takes account of market practices outside the UK where the scope of a particular executive's role warrants this approach.

Base salary
Base salary is reviewed annually and is determined by reference to individual responsibilities, performance and external market data. Therefore it is set to reflect the experience, responsibility, effectiveness and market value of the executive.

REMUNERATION REPORT

Annual cash bonus

Executive Directors can earn bonuses, of up to two-thirds of base salary, by reference to performance against financial targets determined by the Committee. These annual bonuses do not form part of pensionable earnings.

During the period under review, bonus targets related wholly to the achievement of Group profit objectives. Performance in the year has resulted in bonuses as detailed in the table on page 42 being awarded. A cash bonus was also earned by other senior executives for achieving performance targets for the year to 28 September 2002.

Under the Share Matching Scheme, Executive Directors and management may elect to invest any proportion of their gross bonus in Imperial Tobacco Group PLC ordinary shares to be held by the Employee Benefit Trusts. Provided that the shares lodged are left in the Trust for three years, the participant will receive the original shares plus additional shares equal in number to the original shares.

Long-Term Incentive Plan (LTIP)

Each year since demerger in 1996, annual awards, worth 75% of basic salary, have been made to Executive Directors under the LTIP. The awards, which vest three years after grant, are subject to the satisfaction of an applicable performance criterion, as set out below, over a three-year performance period. It is anticipated that a further conditional award worth 75% of basic salary will be made during November 2002.

The performance criterion, imposed on all awards made under the LTIP until November 2000, is based on a sliding scale depending on total shareholder return achieved over the period of the award. No vesting of the award occurs unless the Company's total shareholder return exceeds that of 50% of the companies constituting the FTSE 100 Index. At this performance threshold 30% of the provisional award vests. If the return exceeds 80% of the Index, the award vests in full. Between these thresholds the award vests on a straight line basis. On vesting a participant is granted a 'nil cost' option to acquire the relevant number of shares. The option may be exercised at any time up to the seventh anniversary of its date of grant.

The Committee recognises that it is never easy to set meaningful long-term performance targets in a rapidly changing business environment and in the context of volatile stock markets. The dramatic fall in the FTSE 100 index between December 2000 and September 2002 has seen returns drop significantly. Some companies in the upper quartile have negative returns. This raises the possibility of some executives in companies with performance criteria based on relative total shareholder return receiving maximum awards under long-term incentive plans while shareholders have lost money. The Committee therefore regularly reviews the appropriateness of the performance conditions under the LTIP to ensure they remain demanding, yet realistic, and effectively incentivise participants to perform at the highest level. In December 2000, in consultation with Towers Perrin, it was decided that total shareholder return no longer represented the most appropriate performance criterion for measuring future performance.

For the November 2000 and future awards, the Committee decided to replace total shareholder return with earnings per share (EPS) growth as the new performance criterion. This is seen as enhancing the incentive effect of the Plan by focusing on the financial performance of the business, over which Directors and executives have power to influence, rather than linking awards to a volatile share price unduly influenced by short-term sector sentiment. The Committee nevertheless retains absolute discretion to ensure that the EPS performance criterion fully reflects the underlying performance of the Group before any awards vest, including maintenance of long-term return on capital employed.

Awards vest on a sliding scale depending on average real growth in EPS after adjusting for inflation over the period of the award. No vesting occurs unless the Company's average real EPS growth is positive. Full vesting occurs if real EPS growth is equal to, or exceeds 10%. Between these two points the awards vests on a straight line basis e.g. 50% vesting where the average real EPS growth per annum is equal to 5%.

There is no opportunity to re-test if the performance criteria are not achieved.

Share Matching Scheme (SMS)

In January 1997, employees were encouraged to acquire and retain Imperial Tobacco Group PLC ordinary shares, when they were offered an opportunity to purchase up to £3,000 worth of Imperial Tobacco Group PLC shares and lodge them with the Employee Benefit Trust under a Share Matching Scheme. Provided that the shares were left in the Trust, the lodged shares were matched with additional shares on a sliding scale up to a maximum of 50% when the Scheme matured in January 2002. Employees purchasing £3,000 shares in 1997 would have increased the value of their investment by over two and a half times to £10,670 by the addition of the matched shares and share price increases, valued on the day of vesting.

To encourage employees further to acquire and retain a shareholding, the initiative was repeated in 2002 to mark the centenary of the founding of The Imperial Tobacco Company (of Great Britain and Ireland) Limited. All employees of the Company and its wholly owned subsidiaries employed on 10 December 2001, the date of the centenary, were invited to purchase up to £3,000 worth of Imperial Tobacco Group PLC ordinary shares and lodge them with the Employee Benefit Trust. Provided these shares are left in the Trust, the lodged shares will be matched on a sliding scale from 20% for one year's retention to a maximum of 100% if they are retained for five years.

As detailed under 'Annual cash bonus' above, the Scheme also allows Executive Directors and management to take their bonus in shares which are matched over a three-year period. The matching ratio for bonuses earned in the 1996/97 financial year was 1:2. For subsequent years this ratio has been enhanced to 1:1 to further encourage Directors and managers to build a meaningful shareholding in the Group.

REMUNERATION REPORT

Executive share retention

To ensure the interests of management remain aligned with those of shareholders, Executive Directors and senior executives are required to meet minimum shareholding guidelines by building a stake in the Group to a minimum value broadly equivalent to twice their base salary. At a more junior level executives are expected to invest at a level equivalent to their base salary.

Effects of the rights issue

To take account of the effects of the rights issue approved on 8 April 2002, adjustments were made to awards under Group's share plans. In respect of the Share Matching Scheme, the Trustee sold sufficient rights 'nil paid' to enable the balance of the rights to be taken up, using the proceeds of the sale. The newly acquired shares were allocated pro-rata to the relevant participants and will be released on the same basis as the awards to which they relate.

In the case of savings-related Sharesave Schemes and the LTIP, the Board adjusted the number of shares under option, or subject to awards also in the case of the savings-related Sharesave Schemes the price at which the shares may be acquired was adjusted.

These adjustments, in line with scheme rules, have been approved by the Group's Auditors and, where appropriate, the Inland Revenue.

Benefits

The principal taxable benefits for Executive Directors are the provision of cars, health insurance, a tobacco allowance and subscriptions.

Service contracts

Each of the Executive Directors' employment agreements is terminable by either party giving 52 weeks notice. There are no predetermined provisions for compensation on termination within Executive Directors' service agreements, which exceed one year's emoluments. In respect of Mr M A Häussler the Remuneration Committee has exceptionally agreed that the requisite notice period at the commencement of his appointment shall be 104 weeks. This is reducing at the rate of two weeks per calendar month until such time as the notice period shall reach 52 weeks in July 2004. The initial longer notice period on first appointment was deemed essential to retain his services, which involved him in international relocation and foregoing the five-year fixed-term contract he enjoyed within the Reemtsma group of companies. This run-down arrangement also matches the notice period arrangements granted to Imperial Tobacco Group Directors upon listing in 1996.

Under the rules of the LTIP and Share Matching Scheme outstanding awards vest on termination on a time-related pro-rata basis. If however the termination is by resignation or dismissal for misconduct the award lapses.

The Non-Executive Directors do not have service contracts with the Company, however the terms of their appointments are reviewed annually.

Remuneration policy for Non-Executive Directors

Fees for Non-Executive Directors are determined by the Board as a whole with regard to market practice within the restrictions contained in the Articles of Association. The Non-Executive Directors do not take part in discussions on their own remuneration. They receive no other material pay or benefits (with the exception of reimbursement of expenses incurred in connection with their Directorship of the Company) and do not participate in the Company's share schemes, bonus schemes or incentive plans and are not eligible for pension scheme membership. To align further the interest of the Non-Executive Directors with those of shareholders it was agreed that a proportion of their fees be applied, after tax, to purchase shares in the Group. These shares are to be held by a nominee during the term of each Non-Executive Directorship.

Mr S Huismans and Mr L W Staby are also members of Supervisory Boards within the Reemtsma group for which they receive additional remuneration, in line with normal practice for Supervisory Board members.

Remuneration arrangements for former Director

Following his retirement in May 2000, Mr S T Painter entered into a consultancy agreement with Imperial Tobacco Limited, the Group's principal operating company. The agreement, as amended in October 2001, runs for four years to June 2004. Under the terms of the agreement he provides consultancy services as required and receives fees at a day rate of £1,000 with a minimum fee based on 100 days services for each 12 month period ending on 30 June. Mr S T Painter is also entitled to reimbursement for the use of his car under the provisions of the Inland Revenue Fixed Profit Car Scheme.

Mr S T Painter is also a member of Supervisory Boards within the Reemtsma group for which he receives additional remuneration.

REMUNERATION REPORT

DIRECTORS' EMOLUMENTS FOR THE YEAR ENDED 28 SEPTEMBER 2002

	2002 £'000	2001 £'000
Executive Directors		
Salary	1,021	1,075
Benefits	26	33
Bonus	680	716
LTIP annual vesting[1]	649	848
LTIP vesting on retirement[1]	376	–
SMS vesting [2]	839	109
	3,591	2,781
Non-Executive Directors		
Fees	362	352
Benefits	4	2
Reemtsma Supervisory Boards	10	–
	376	354
Total emoluments of Directors	3,967	3,135
Former Director		
Consultancy fees to former Director	128	94
Reemtsma Supervisory Boards	5	–
	133	94
Total emoluments of Directors and former Director	4,100	3,229

[1] Value of LTIP shares vesting on maturity or retirement, if earlier, based on the closing share price on the day of vesting.
[2] Value of SMS shares vesting on maturity or retirement, if earlier, based on the closing share price on the day of vesting.

Emoluments by individual Director

	Base salary £'000	Fees £'000	Supervisory Board fees £'000	Bonus £'000	Benefits in kind[1] £'000	LTIP[2] £'000	SMS[2] £'000	Total 2002 £'000	Total 2001 £'000
Executive Directors									
G Davis Chief Executive	550	–	–	366	11	392	286	1,605	1,291
R Dyrbus Finance Director	345	–	–	230	13	257	201	1,046	823
C A C Inston Corporate Affairs Director[5]	68	–	–	45	2	376	352	843	667
M A Häussler Sales and Marketing Director[4]	58	–	–	39	–	–	–	97	–
	1,021	–	–	680	26	1,025	839	3,591	2,781
Non-Executive Directors									
D C Bonham Chairman	–	180	–	–	–	–	–	180	180
A G L Alexander Vice Chairman	–	65	–	–	4	–	–	69	66
S P Duffy	–	35	–	–	–	–	–	35	32
S Huismans	–	35	5	–	–	–	–	40	32
P H Jungels[4]	–	6	–	–	–	–	–	6	–
I J G Napier	–	35	–	–	–	–	–	35	32
L W Staby[4]	–	6	5	–	–	–	–	11	–
Sir D W Hardy[6]	–	–	–	–	–	–	–	–	12
	–	362	10	–	4	–	–	376	354
Total emoluments of Directors	1,021	362	10	680	30	1,025	839	3,967	3,135

REMUNERATION REPORT

Emoluments by individual Director (continued)

	Base salary £'000	Fees £'000	Supervisory Board fees £'000	Bonus £'000	Benefits in kind[1] £'000	LTIP[2] £'000	SMS[2] £'000	Total 2002 £'000	Total 2001 £'000
Former Director									
S T Painter[3]	–	128	5	–	–	–	–	133	94
	–	128	5	–	–	–	–	133	94
Total emoluments of Directors and former Director	1,021	490	15	680	30	1,025	839	4,100	3,229

1 Benefits in kind principally include the provision of a company car, and driver's services, health insurance, a tobacco allowance and subscriptions.

2 LTIP and SMS represent the value of awards vesting in the year both on annual vesting and retirement.

3 Mr S T Painter retired from the Board on 31 May 2000 but receives fees on a consultancy basis and in connection with his appointments to Supervisory Boards within the Reemtsma group.

4 Mr M A Häussler, Mr L W Staby and Dr P H Jungels were appointed to the Board on 1 August 2002.

5 Mr C A C Inston retired on grounds of ill-health on 14 December 2001.

6 Sir David Hardy retired from the Board following the Annual General Meeting in February 2001.

Directors' interests in shares (beneficial and family interests)

	Ordinary Shares			Sharesave options		Contingent rights to ordinary shares (LTIP and SMS shares)	
	30/9/01[1]	28/9/02[2]	22/11/02	30/9/01	28/9/02[2]	30/9/01	28/9/02[2]
Executive Directors							
G Davis	138,904	260,982	260,982	5,443	3,489	274,447	343,288
R Dyrbus	102,441	184,993	184,993	2,015	2,412	171,655	210,329
C A C Inston	65,647	65,647	–	5,443	5,443	135,251	158,990
M A Häussler	17,850	17,850	17,850	–	–	–	–
Non-Executive Directors							
D C Bonham	95,870	131,468	131,468	–	–	–	–
A G L Alexander	96,529	132,710	132,710	–	–	–	–
S P Duffy	4,627	6,707	6,709	–	–	–	–
S Huismans	2,630	4,312	4,312	–	–	–	–
P H Jungels	–	854	854	–	–	–	–
I J G Napier	1,039	1,874	1,874	–	–	–	–
L W Staby	–	–	–	–	–	–	–

1 Or date of appointment if later

2 Or date of retirement if earlier

Apart from the dividend reinvestment in respect of the PEP's of Mr S P Duffy there have been no changes in these holdings since 28 September 2002.

Share options

The Company does not operate an executive share option scheme, although Executive Directors are eligible to participate in Imperial Tobacco Group PLC's savings-related Sharesave Scheme. Under this Scheme, options are granted at a discount of up to 20% of the closing mid-market price on the day prior to invitation, to participants who have contracted to save up to £250 per month over a period of three or five years.

REMUNERATION REPORT

Executive Directors' share options

	Balance at 30/9/01	Granted during the year	Exercised during the year	Rights issue adjustment	Market price at date of exercise £	Balance at 28/9/02[1]	Exercise price (rebased where appropriate) £	Range of exercisable dates of options held at 28/9/02	Gains on exercise during the year[2] £'000	2001 £'000
G Davis	3,532	–	(3,532)	–	11.40	–	2.93	1/3/2002 – 31/8/2002	30	–
	1,911	–	–	373	–	2,284	3.02	1/7/2003 – 31/12/2003		
	–	1,205	–	–	–	1,205	8.24	1/8/2007 – 31/1/2008		
	5,443	1,205	(3,532)	373		3,489			30	–
R Dyrbus	1,345	–	–	265	–	1,610	3.61	1/8/2003 – 31/1/2004		
	670	–	–	132	–	802	4.83	1/8/2004 – 31/1/2005		
	2,015	–	–	397		2,412			–	5
C A C Inston	3,532	–	–	–	–	3,532	2.93	1/3/2002 – 31/8/2003		
	1,911	–	–	–	–	1,911	3.61	1/7/2003 – 31/12/2003		
	5,443	–	–	–		5,443			–	–

[1] Or date of retirement if earlier

[2] Gains made on exercise, calculated as the difference between the exercise price and the market price on the date of exercise. Aggregate gains during the year £29,916 (2001: £4,946)

There have been no changes since 28 September 2002.

Full details are available for inspection in the Register of Directors' Interests at the Company's registered office.

Executive Directors' conditional share awards under the Long-Term Incentive Plan

	Balance at 30/9/01	Granted during Year	Vested during Year	Rights issue adjustment	Market price at date of exercise £	Balance at 28/9/02[1]	Performance Period
G Davis	42,331	–	(42,331)	–	9.265	–	December 1998 – December 2001
	52,821	–	–	10,405		63,226	December 1999 – December 2002
	51,689	–	–	10,182		61,871	November 2000 – November 2003
	–	48,358	–	9,526		57,884	November 2001 – November 2004
	146,841	48,358	(42,331)	30,113		182,981	
R Dyrbus	27,779	–	(27,779)	–	9.265	–	December 1998 – December 2001
	31,038	–	–	6,114		37,152	December 1999 – December 2002
	31,925	–	–	6,289		38,214	November 2000 – November 2003
	–	30,334	–	5,975		36,309	November 2001 – November 2004
	90,742	30,334	(27,779)	18,378		111,675	
C A C Inston	21,510	–	–	–		21,510	December 1998 – December 2001
	23,137	–	–	–		23,137	December 1999 – December 2002
	25,337	–	–	–		25,337	November 2000 – November 2003
	–	23,739	–	–		23,739	November 2001 – November 2004
	69,984	23,739		–		93,723	

[1] Or date of retirement if earlier

During the year, the December 1998 – December 2001 award vested in full, with the total shareholder return over the period, ranking the Group between 14th and 15th position, exceeding the bottom 85 companies in the FTSE 100 Index, the threshold at which the award maximised.

REMUNERATION REPORT

In respect of the December 1999 – December 2002 award, the extent of vesting cannot be determined until the end of the performance period. However, based on the total shareholder return to the end of the financial year, the Group ranked first in the FTSE Index therefore 100% of the award would vest. For illustrative purposes only, the share price on 20 November 2002, being the latest practicable date prior to publication, was £9.89 valuing the awards as follows:–

	Award lapsing No. of shares	Award vesting No. of shares over which options granted	Award vesting illustrative value £'000
G Davis	–	63,226	625
R Dyrbus	–	37,152	367

The value of any awards vesting in January 2003 could vary significantly from the above due to share price movements.

The Remuneration Committee regards the November 2000 – November 2003 and the November 2001 – November 2004 awards to be too distant from maturity to be included in the value projected above. However, in respect of these awards, adjusted earnings per share have grown by more than 10% in real terms in the financial year and therefore, if this performance were to be maintained over the relevant performance periods both awards would vest. The total shareholder return for these performance periods ranked the Group in second and first places in the FTSE Index respectively therefore if total shareholder return had remained the performance criterion full vesting would also have occured.

Executive Directors' contingent rights to shares under the Share Matching Scheme

	Balance at 30/9/01	Contingent rights arising	Vested during year	Rights issue adjustment	Market price at date of vesting £	Balance at 28/9/02[1]	Expected vesting date
G Davis	380	–	(380)	–	9.36	–	January 2002
	30,338	–	(30,338)	–	9.23	–	January 2002
	49,303	–	–	9,549		58,852	January 2003
	47,585	–	–	9,217		56,802	January 2004
		37,161	–	7,198		44,359	January 2005[2]
		294	–	–		294	August 2007
	127,606	37,455	(30,718)	25,964		160,307	
R Dyrbus	380	–	(380)	–	9.36	–	January 2002
	21,085	–	(21,085)	–	9.23	–	January 2002
	31,487	–	–	6,099		37,586	January 2003
	27,961	–	–	5,416		33,377	January 2004
	–	22,952	–	4,445		27,397	January 2005[2]
	–	294	–	–		294	August 2007
	80,913	23,246	(21,465)	15,960		98,654	
C A C Inston	380	–	–	–		380	January 2002
	17,174	–	–	–		17,174	January 2002
	26,869	–	–	–		26,869	January 2003
	20,844	–	–	–		20,844	January 2004
	65,267	–	–	–		65,267	

[1] Or date of retirement if earlier

[2] Subject to shareholder approval

During the year, annual bonuses earned in 1997/98 and lodged under the Scheme for a three-year period matured in January 2002, providing matched shares for participants on a 1:1 basis.

In respect of annual bonuses earned in 2000/2001, the Executive Directors elected to take the majority of their bonus in the form of Imperial Tobacco Group PLC ordinary shares to be held by the Employee Benefit Trust under the Scheme. These will be matched with additional shares; equal in number to the original shares provided they are left in the Trust for three years. These additional shares are shown within contingent rights above.

In respect of Directors holding office at the year end, there have been no further changes since 28 September 2002.

The Company's middle market share price at the close of business on 27 September 2002 was £10.02 and the range of the middle market prices during the year were £6.86 (£8.20 unadjusted for the rights issue) to £11.60.

Employee Benefit Trusts

The Imperial Tobacco Group Employee and Executive Benefit Trust and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust have been established to acquire ordinary shares in the Company, by subscription or purchase, from funds provided by the Group to satisfy rights to shares arising on the exercise of share options and on the vesting of the share matching and performance-related share awards. As potential beneficiaries of the Employee and Executive Benefit Trust, each of the Executive Directors is deemed to have a contingent interest in the 607,644 ordinary shares of the Company held by that Trust at 28 September 2002. Normally the Employee and Executive Benefit Trust is funded to purchase shares sufficient to cover its potential liabilities while the 2001 Employee Benefit Trust makes periodic purchases in the market in order to satisfy its liabilities.

Directors' pensions

The Executive Directors are all members of the Imperial Tobacco Pension Fund, the principal defined benefit scheme operated by the Group. For members who joined prior to 1 April 2002 the fund is non-contributory and fully funded with a normal retirement age of 60. The fund allows members to achieve the maximum pension of two-thirds of their salary at normal retirement age after 32 years' service. For members joining on or after 1 April 2002 ('New Members'), including Mr M A Häussler, employee contributions of 5% of pensionable salary are payable, the normal retirement age is 65 and maximum pension is achieved after 40 years service. Pension commutation to enable participants to receive a lump sum on retirement is permitted within Inland Revenue limits.

For death before retirement, a capital sum equal to four times salary is payable together with a spouse's pension of two-thirds (half for New Members) of the member's expected pension at retirement. For death in retirement, a spouse's pension of two-thirds (half for New Members) of the member's pre-commutation pension is payable. Dependant children will also receive allowances.

Other than for New Members, whose pensions after retirement increase by the lesser of 5% and the increase in the general index of retail prices ('RPI') pensions increase by the lesser of 10% and the increase in RPI, together with an option under the rules to surrender part of a pension for pension increases in line with the general index of retail prices of up to 15%.

All Executive Directors earn benefits on the standard scale with a normal retirement age of 60 except Mr M A Häussler, whose normal retirement age is 63.

In addition to the pension arrangement above, the Remuneration Committee has decided that Mr M A Häussler will receive a similar benefit to that which he would have received had he remained in his former Reemtsma plan. Under his former, non-contributory, plan he would have received 42% of his final salary upon retirement at age 63. Upon retirement Mr M A Häussler will receive his accrued pension from the Reemtsma plan and the Imperial Tobacco Pension Fund. The Company has undertaken to provide for any shortfall between the pensions payable from the above plans and the agreed benefit. The Company has been advised by its actuary that the estimated actuarial present value of this shortfall will be in the order of £1.3m in respect of Mr M A Häussler's future service.

The Company will also supplement Mr M A Häussler's salary to compensate him for the cost of his pension contributions into the Imperial Tobacco Pension Fund.

The following table gives details for each Director of:

- the annual accrued pension payable from normal retirement age, calculated as if he had left service at the period end;
- the increase in accrued pension during the year, excluding any increase for inflation;
- the transfer value of the increase in accrued pension calculated in accordance with the actuarial guidance note GN11.

None of the Directors has made additional voluntary contributions.

	Age at 28/9/02 Years	Accrued pension at 28/9/02 £'000	Increase in accrued pension during the year £'000	Transfer value of increase £'000
G Davis	52	369.3	35.2	390.6
R Dyrbus	49	148.6	18.7	164.5
M A Häussler	56	95.5	1.3	9.3
C A C Inston	Mr Inston retired on 14 December 2001 and was entitled to a pension of £172,000 per annum.			

The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.

A graph showing the Company's total shareholder return appears on page 18.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF IMPERIAL TOBACCO GROUP PLC

We have audited the financial statements which comprise the consolidated profit and loss account, statement of total recognised gains and losses, consolidated balance sheet, consolidated cash flow statement, accounting policies, notes to the accounts and the Imperial Tobacco Group PLC balance sheet and related notes.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report and financial statements in accordance with applicable United Kingdom law and Accounting Standards are set out in the Statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises the Chairman's statement, operating and financial review, operating environment, the corporate governance statement and the remuneration report.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the United Kingdom Auditing Practices Board and with the Auditing Standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

United Kingdom opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 28 September 2002 and of the profit and cash flows of the Group for the year then ended, and have been properly prepared in accordance with the Companies Act 1985.

United States opinion

In our opinion the financial statements present fairly, in all material respects, the consolidated financial position of the Group at 28 September 2002 and 29 September 2001 and the results of its operations and its cash flows for the years ended 28 September 2002, 29 September 2001 and 23 September 2000 in conformity with accounting principles generally accepted in the United Kingdom. These principles differ in certain respects from accounting principles generally accepted in the United States. The effect of the differences in the determination of net income, shareholders' equity and cash flows is shown in note 29 to the financial statements.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Bristol
25 November 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 28 September 2002

(In £'s million)	Notes	Existing operations 2002	Acquisitions 2002	Continuing operations 2002	2001	2000
Turnover	1	6,544	1,752	8,296	5,918	5,220
Duty in turnover	1	(4,899)	(1,178)	(6,077)	(4,444)	(3,920)
Costs and overheads less other income	2	(1,043)	(573)	(1,616)	(870)	(740)
Operating profit	1	602	1	603	604	560
Group operating profit before amortisation and exceptional items		682	107	789	619	568
Amortisation		(21)	(62)	(83)	(15)	(8)
Exceptional items	3	(59)	(44)	(103)	–	–
Interest and other finance charges	5			(180)	(110)	(110)
Exceptional finance charges				(33)	–	–
Other interest and finance charges				(147)	(110)	(110)
Profit on ordinary activities before taxation				423	494	450
Taxation	6			(140)	(139)	(127)
Profit on ordinary activities after taxation				283	355	323
Equity minority interests				(11)	(5)	–
Profit attributable to shareholders				272	350	323
Dividends	7			(229)	(178)	(163)
Retained profit for the year	19			43	172	160
					Restated	Restated
Earnings per ordinary share – Basic	8			41.0p	56.6p	52.3p
– Adjusted	8			68.4p	59.0p	53.6p
(before exceptional items and amortisation)						
– Diluted	8			40.8p	56.2p	52.0p
Dividends per ordinary share – Interim	7			10.0p	9.0p	8.4p
– Proposed final	7			23.0p	19.8p	18.0p

All activities derive from continuing operations.

There is no difference between the profit as shown above and that calculated on an historical cost basis.

Comparatives for earnings per share and dividends per share reflect the bonus element of the two for five discounted rights issue approved on 8 April 2002. The interim dividend per share for 2002 has been similarly adjusted.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the year ended 28 September 2002

(In £'s million)	2002	2001	2000
Profit attributable to shareholders	272	350	323
Exchange movements on retranslation of net investments and related borrowings	10	4	(10)
Taxation credit/(debit) on unhedged borrowings	2	(2)	(5)
Total recognised gains for the year	284	352	308

CONSOLIDATED BALANCE SHEET

at 28 September 2002

(In £'s million)	Notes	2002	2001
Fixed assets			
Intangible assets	*9*	3,563	332
Tangible assets	*10*	751	242
Investments	*11*	23	16
		4,337	590
Current assets			
Stocks	*12*	977	501
Debtors	*13*	734	438
Investments	*11*	112	143
Cash		312	198
		2,135	1,280
Creditors: amounts falling due within one year	*14*	(2,322)	(1,541)
Net current liabilities		(187)	(261)
Total assets less current liabilities		4,150	329
Creditors: amounts falling due after more than one year	*14*	(3,694)	(1,386)
Provisions for liabilities and charges	*16*	(531)	(44)
Net liabilities		(75)	(1,101)
Capital and reserves			
Called up share capital	*17*	73	52
Share premium account	*19*	964	–
Profit and loss account	*19*	(1,129)	(1,174)
Equity shareholders' funds	*27*	(92)	(1,122)
Equity minority interests	*28*	17	21
		(75)	(1,101)

The accounts on pages 48 to 92 were approved by the Board of Directors on 25 November 2002 and signed on its behalf by:

DEREK BONHAM
Chairman

ROBERT DYRBUS
Director

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 28 September 2002

(In £'s million)	Notes	2002	2001	2000
Net cash inflow from operating activities	24	824	638	470
Returns on investments and servicing of finance				
Interest received		18	19	17
Interest paid		(171)	(176)	(99)
Dividends paid to minority interests		(3)	(3)	–
Net cash outflow from returns on investments and servicing of finance		(156)	(160)	(82)
Taxation		(157)	(154)	(115)
Capital expenditure and financial investment				
Purchase of tangible and intangible fixed assets		(52)	(44)	(49)
Sale of tangible fixed assets		6	6	2
Purchase of fixed asset investments		(8)	–	(1)
Net cash outflow from capital expenditure and financial investment		(54)	(38)	(48)
Acquisitions				
Payments to acquire businesses		(3,442)	(275)	(1)
Net cash acquired with businesses		266	16	–
Deferred consideration in respect of prior year acquisitions		–	(2)	(2)
Net cash outflow from acquisitions		(3,176)	(261)	(3)
Equity dividends paid		(184)	(167)	(148)
Net cash (outflow)/inflow before management of liquid resources and financing		(2,903)	(142)	74
Management of liquid resources				
Decrease/(increase) in investments held as current assets		233	8	(2)
Financing				
Issue of ordinary share capital		1,000	–	–
Payments of expenses on issue of equity shares		(15)	–	–
Debt due within one year – (decrease)/increase in short-term borrowings		(502)	(542)	624
Debt due beyond one year – increase/(decrease) in borrowings		2,300	544	(564)
Net cash inflow from financing		2,783	2	60
Increase/(decrease) in cash in the year		113	(132)	132

ACCOUNTING POLICIES

The accounts have been prepared in accordance with Accounting Standards currently applicable in the United Kingdom. The principal accounting policies, which have been applied consistently, are set out below.

Basis of accounting
The accounts have been prepared in accordance with the historical cost convention.

Basis of consolidation
The consolidated accounts incorporate the audited accounts of Imperial Tobacco Group PLC and all its subsidiary undertakings.

The results of businesses are included from the effective date of acquisition and businesses sold are included up to the date of disposal.

The principal operating subsidiary undertakings are listed on pages 91 and 92.

US filing and corresponding amounts
The financial statements incorporate the financial information required to satisfy the Company's US Form 20-F filing requirements which includes three year profit and loss account and cash flow statement information.

Intangible fixed assets – goodwill
Businesses acquired have been dealt with in the consolidated accounts using acquisition accounting. Upon the acquisition of a business, the fair values that reflect the condition at the date of acquisition are attributed to the identifiable assets and liabilities acquired. Adjustments are also made to bring the accounting policies of the businesses acquired into alignment with those of the Group. Where the consideration paid exceeds the fair value of the net assets acquired, the difference is treated as goodwill.

Goodwill arising on acquisitions made on or after 27 September 1998 is capitalised and amortised on a straight line basis over its useful economic life, a period not exceeding 20 years. Previously all goodwill was written off against reserves in the period of acquisition. On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal is determined after including the attributable amount of purchased goodwill previously written off to reserves.

Intangible fixed assets – trade marks and licences
Trade marks and licences are included at cost and depreciated in annual equal instalments over a period which does not exceed 20 years.

Tangible fixed assets
Tangible fixed assets are shown at cost less depreciation. No depreciation is provided on freehold land. Depreciation of other fixed assets is calculated to write off their cost less residual values over their expected useful lives as follows:

Freehold and leasehold buildings	up to 50 years	(straight line)
General plant and equipment	2 to 24 years	(straight line/reducing balance)
Motor vehicles	3 to 5 years	(straight line)

Impairment of fixed assets
The carrying value of fixed assets is subject to periodic review and any impairment is charged to the profit and loss account.

Capitalisation of interest
Interest incurred on borrowings for the financing of long-term capital projects is capitalised at the weighted average cost of the related borrowings up to the date of completion of the project.

Stocks
Stocks are valued at the lower of cost and net realisable value. Cost is determined by the first-in, first-out (FIFO) method. Cost includes an addition for overheads where appropriate.

Deferred taxation
Deferred taxation is provided in full on all material timing differences. Deferred tax assets are recognised where their recovery is considered more likely than not. Deferred tax assets and liabilities have not been discounted.

Turnover
Turnover represents the amount charged to customers in respect of goods supplied, exclusive of VAT but inclusive of excise duty.

ACCOUNTING POLICIES

Research and development
Expenditure on research and development is written off in the period in which it is incurred.

Foreign currencies
Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction, or where forward cover contracts have been arranged, at the contracted rates. Monetary assets and liabilities denominated in foreign currencies, where a contracted rate does not apply, are retranslated at the exchange rates ruling at the balance sheet date and any exchange differences are taken to the profit and loss account.

The profit and loss accounts of overseas subsidiaries are translated at the average rate of exchange ruling during the year. The balance sheets of the overseas subsidiaries are translated into sterling at the rates of exchange ruling at the balance sheet date. Differences between the profit and loss accounts translated at average rates and at balance sheet rates are shown as a movement in reserves and in the statement of total recognised gains and losses.

The Group's significant overseas equity investments are hedged by borrowings in the currencies in which those assets are denominated. Exchange differences arising on the retranslation of the overseas net investments, including goodwill, less exchange differences on the borrowings, to the extent that they finance those investments, are taken to reserves through the statement of total recognised gains and losses. Other exchange gains and losses are dealt with in the profit and loss account.

Derivative financial instruments
Derivative financial instruments are used to manage exposure to foreign exchange and interest rate risks. Instruments qualify for hedge accounting where the underlying asset or liability has characteristics which can be directly related to the instrument transacted. The gains and losses on those instruments, qualifying for hedge accounting, are recognised in the financial statements over the life of the transaction. All current derivative financial instruments qualify for hedge accounting under UK GAAP.

The Group excludes all short-term debtors and creditors from its derivatives and financial instrument disclosures (other than those on currency risks relating to monetary assets and liabilities).

Pension costs
The cost of providing pensions is charged to the profit and loss account over employees' service lives. Variances arising from actuarial valuations are charged or credited to profit over the estimated remaining service lives of the employees, to the extent that any resulting credit does not exceed the regular cost.

Interest
Interest payable and receivable is recognised in the profit and loss account on an accruals basis, subject to interest capitalised in respect of capital projects. Derivative transactions, principally interest rate swaps, are used to reduce exposure to interest rate movements on a proportion of floating rate debt. Hedge accounting is applied to these transactions and as a result the interest differentials under these transactions are recognised in the financial statements by adjustment of interest payable (and receivable) over the life of the transactions.

NOTES TO THE ACCOUNTS

1 Segmental information

The Group is engaged in only one class of business; the manufacture, marketing and distribution of tobacco products and tobacco-related accessories.

The geographical analysis has been amended to reflect more appropriately, in the opinion of the Directors, the activities of the enlarged Group. The effect of the changes is to split what was previously International, into Germany, Other Western Europe and Rest of the World. The comparatives have been adjusted to reflect both the new segments and a more appropriate ongoing basis of overhead allocation.

The geographical analysis of turnover, duty in turnover, operating profit and capital employed was as follows:

(In £'s million)	Existing operations 2002	Acquisitions 2002	Continuing operations 2002	2001	2000
Turnover					
By destination					
UK	4,437	49	4,486	4,053	3,551
Germany	229	910	1,139	157	99
Other Western Europe	1,004	186	1,190	975	884
Rest of the World	874	607	1,481	733	686
Total continuing operations	6,544	1,752	8,296	5,918	5,220
By origin					
UK	5,087	49	5,136	4,623	4,004
Germany	237	1,045	1,282	164	98
Other Western Europe	1,106	293	1,399	1,027	1,011
Rest of the World	811	453	1,264	642	586
To group companies	(697)	(88)	(785)	(538)	(479)
Total continuing operations	6,544	1,752	8,296	5,918	5,220

(In £'s million)	Existing operations 2002	Acquisitions 2002	Continuing operations 2002	2001	2000
Duty in turnover					
By destination					
UK	3,680	42	3,722	3,362	2,885
Germany	160	705	865	95	55
Other Western Europe	557	138	695	546	518
Rest of the World	502	293	795	441	462
Total continuing operations	4,899	1,178	6,077	4,444	3,920

NOTES TO THE ACCOUNTS

1 **Segmental information** (continued)

(In £'s million)	Existing operations 2002	Acquisitions 2002	Continuing operations 2002	Restated 2001	Restated 2000
Operating profit					
By destination					
UK	390	–	390	353	351
Germany	13	54	67	10	10
Other Western Europe	211	6	217	193	153
Rest of the World	68	47	115	63	54
Trading operations	682	107	789	619	568
Amortisation	(21)	(62)	(83)	(15)	(8)
Exceptional items	(59)	(44)	(103)	–	–
Total continuing operations	602	1	603	604	560
By origin					
UK	483	–	483	455	438
Germany	26	67	93	18	14
Other Western Europe	116	5	121	109	77
Rest of the World	57	35	92	37	39
Trading operations	682	107	789	619	568
Amortisation	(21)	(62)	(83)	(15)	(8)
Exceptional items	(59)	(44)	(103)	–	–
Total continuing operations	602	1	603	604	560

Capital employed	Existing operations 2002	Acquisitions 2002	Continuing operations 2002	2001
By location (based on origin)				
UK	(103)	3	(100)	38
Germany	(7)	6	(1)	(1)
Other Western Europe	102	(3)	99	272
Rest of the World	29	310	339	21
Total continuing operations	21	316	337	330

Capital employed is reconciled to the consolidated balance sheet as follows:

(In £'s million)	2002	2001
Net liabilities	(75)	(1,101)
Intangible fixed assets	(3,563)	(332)
Taxation	113	101
Net debt	3,695	1,540
Dividend payable	167	122
	337	330

NOTES TO THE ACCOUNTS

2 Costs and overheads less other income

(In £'s million)	Existing operations 2002	Acquisitions 2002	Continuing operations 2002	2001	2000
Changes in stocks of finished goods and work in progress (excluding excise duty)	12	(3)	9	13	8
Raw materials and consumables (excluding excise duty)	282	198	480	241	228
Employment costs (note 4)	204	97	301	184	153
Depreciation and amortisation	63	74	137	49	33
Exceptional items (note 3)	59	44	103	–	–
Other operating charges	423	163	586	383	318
	1,043	573	1,616	870	740

(In £'s million)	2002	2001	2000
Other operating charges above include:			
Auditors' fees and expenses (including Company: £81,000; 2001: £75,000; 2000: £69,000)	2.3	0.8	0.7

(In £'s million)	2002	2001	2000
Auditors' fees and expenses for non-audit work, being advice in connection with:			
Acquisitions	4.0	1.4	0.4
Other work, principally taxation advice	0.3	0.3	0.4
In the UK	4.3	1.7	0.8
Overseas	0.5	0.4	0.4
	4.8	2.1	1.2

The Group has not sought any management consultancy services from its Auditors.

3 Exceptional items

Exceptional items of £103m comprise £9m in respect of the streamlining of the Group's operations announced in October 2001 and £94m in respect of the reorganisation of the Group, announced in September 2002, to integrate Reemtsma with the Group's existing businesses. These costs relate primarily to termination of employment.

The exceptional finance charge is explained in note 5. The tax relief on exceptional items is disclosed in note 6.

NOTES TO THE ACCOUNTS

4 Directors and employees

(In £'s million)	2002	2001	2000
Employment costs			
Wages and salaries	259	159	133
Social security costs	29	18	15
Pension costs	13	7	5
	301	184	153

Details of Directors' emoluments and interests are provided within the Remuneration Report on pages 39 to 46. These disclosures form part of the financial statements. The highest paid Director during the year was Mr G Davis and details of his emoluments are shown on pages 42 to 46.

Average number of persons employed by the Group during the year

(Number)	2002	2001	2000
UK	2,791	2,810	2,690
Germany	1,514	379	173
Other Western Europe	1,650	1,475	1,469
Rest of the World	5,485	1,696	583
	11,440	6,360	4,915

The average number of employees overseas has increased by 5,099 as a result of the inclusion of Reemtsma employees for the four and a half months subsequent to the completion of the acquisition, the acquisition of Lao Tobacco and the full year impact of the prior year acquisition of Tobaccor.

5 Interest and other finance charges

(In £'s million)	2002	2001	2000
Interest payable			
On bank loans and overdrafts	50	41	61
On other loans	118	90	68
	168	131	129
Interest capitalised	–	(1)	(2)
	168	130	127
Interest receivable	(21)	(20)	(17)
Net interest	147	110	110
Exceptional finance charges	33	–	–
	180	110	110

During the year the Group negotiated new bank facilities in order to finance the acquisition of Reemtsma Cigarettenfabriken GmbH. This incurred one-off facility arrangement fees of £45m which have been fully expensed in the period as exceptional finance charges, partially offset by a £12m foreign exchange gain resulting from hedging arrangements to exchange the sterling equity issuance into euros.

NOTES TO THE ACCOUNTS

6 Taxation

Analysis of charge in the year

(In £'s million)	2002	2001	2000
Current tax			
UK Corporation tax at 30.0% (2001: 30.0%; 2000: 30.0%)	98	96	95
Adjustments to current tax in respect of prior years	(1)	(4)	(5)
	97	92	90
Overseas			
Current	70	43	32
Total current tax	167	135	122
Deferred tax			
Origination and reversal of timing differences	(27)	4	5
	(27)	4	5
Total tax charge	140	139	127

The tax charge includes tax relief on exceptional items of £37m.

Factors affecting the current tax charge for the year

Pre-goodwill amortisation, the tax assessed for the year at 27.7% is lower than the standard higher rate of corporation tax in the UK (30.0%). Post-goodwill amortisation, the effective tax rate exceeded 30.0% and the differences are explained below:

(In £'s million)	2002	2001	2000
Profit on ordinary activities before taxation	423	494	450
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30.0% (2001: 30.0%; 2000: 30.0%)	127	148	135
Effects of:			
Expenses not deductible for tax purposes	1	2	3
Non-deductible goodwill	25	2	–
Lower tax rates on overseas earnings	(12)	(8)	(10)
Current deferred tax	27	(4)	(5)
Other	(1)	(5)	(1)
Total current tax	167	135	122

Factors that may affect future tax charges

No provision has been made for deferred tax on gains rolled over into replacement assets. Such tax would become payable only if the assets were sold without it being possible to claim rollover relief. The total amount unprovided is £6m and it is not envisaged that any tax will become payable in the foreseeable future. No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, associates or joint ventures, as no dividends have been declared. The Group does not intend to remit dividends in future but if it were to there would be an immaterial tax charge as a result.

NOTES TO THE ACCOUNTS

7 Dividends on ordinary shares

(In £'s million)	2002	2001	2000
Interim 10.0p (Restated: 2001: 9.0p; 2000: 8.4p)	62	56	52
Proposed final 23.0p (Restated: 2001: 19.8p; 2000: 18.0p)	167	122	111
	229	178	163

Comparative dividend per ordinary share figures and the interim dividend per share for 2002 have been adjusted for the bonus element of the two for five discounted rights issue approved on 8 April 2002.

8 Earnings per share

(In pence)	2002	Restated 2001	Restated 2000
Earnings per share			
Basic	41.0	56.6	52.3
Adjustment for exceptional items and amortisation	27.4	2.4	1.3
Adjusted	68.4	59.0	53.6
Diluted	40.8	56.2	52.0

(In £'s million)	2002	2001	2000
Earnings			
Basic	272	350	323
Adjustment for exceptional items and amortisation	182	15	8
Adjusted	454	365	331

Adjusted earnings per share are calculated before tax effected exceptional items of £99m (notes 3, 5 and 6) and amortisation of £83m, since the Directors consider that this gives a useful additional indication of underlying performance.

Previously, adjusted earnings per share had been calculated using earnings before amortisation of the intangible assets acquired in Australia and New Zealand in September 1999, and the purchase of the EFKA group, the Baelen group, Tobaccor and Mayfair vending business assets in 2001.

There would be no significant dilution of earnings if the outstanding share options referred to in note 18 were exercised.

(Number)	2002	Restated 2001	Restated 2000
Weighted average number of shares outstanding during the year			
Basic	663,380,317	618,713,424	618,067,536
Effect of share options	3,677,285	4,090,105	2,263,701
Diluted	667,057,602	622,803,529	620,331,237

Comparative figures have been adjusted for the bonus element of the two for five discounted rights issue approved on 8 April 2002.

NOTES TO THE ACCOUNTS

9 Intangible fixed assets

(In £'s million)	Trade marks, licences	Goodwill	Total
Cost			
As at 30 September 2001	120	239	359
Exchange movements	4	28	32
Acquisitions	–	3,281	3,281
As at 28 September 2002	**124**	**3,548**	**3,672**
Accumulated amortisation			
As at 30 September 2001	17	10	27
Exchange movements	–	(1)	(1)
Charge for the year	8	75	83
As at 28 September 2002	**25**	**84**	**109**
Net book value			
As at 28 September 2002	**99**	**3,464**	**3,563**
As at 29 September 2001	103	229	332

10 Tangible fixed assets

(In £'s million)	Land and buildings	Plant and machinery	Fixtures and vehicles	Total
Cost				
As at 30 September 2001	65	383	46	494
Exchange movements	1	1	(1)	1
Reclassifications	2	(3)	1	–
Acquisitions	174	295	46	515
Additions	3	30	19	52
Disposals	–	(14)	(6)	(20)
As at 28 September 2002	**245**	**692**	**105**	**1,042**
Accumulated depreciation				
As at 30 September 2001	21	210	21	252
Exchange movements	–	(1)	(1)	(2)
Reclassifications	–	(1)	1	–
Charge for the year	4	36	14	54
Disposals	–	(8)	(5)	(13)
As at 28 September 2002	**25**	**236**	**30**	**291**
Net book value				
As at 28 September 2002	**220**	**456**	**75**	**751**
As at 29 September 2001	44	173	25	242

There was no interest capitalised on plant and machinery capital projects included in additions for the year (2001: £1m). The cumulative amount of interest capitalised in the total cost of fixed assets above amounts to £3m (2001: £3m).

Land and buildings at net book value:

(In £'s million)	2002	2001
Freehold	185	27
Long leasehold	17	17
Short leasehold	18	–
	220	44

NOTES TO THE ACCOUNTS

11 Investments

(In £'s million)	Own shares	Other investments	Total
Fixed asset investments			
As at 30 September 2001	13	3	16
Additions	–	1	1
Investment in own shares in the year	8	–	8
Amortisation charge in the year	(2)	–	(2)
As at 28 September 2002	19	4	23

Own shares

The investment in own shares represents shares in Imperial Tobacco Group PLC held by the Imperial Tobacco Group PLC Employee Benefit Trusts (note 18). The market value of the shares at 28 September 2002 was £39m (2001: £31m).

(In £'s million)	2002	2001
Current asset investments		
Short-term deposits	51	10
Other liquid assets	61	133
	112	143

12 Stocks

(In £'s million)	2002	2001
Raw materials	489	237
Work in progress	18	17
Finished stock	363	189
Other stock	107	58
	977	501

Other stock comprises mainly duty paid tax stamps.

13 Debtors

(In £'s million)	2002	2001
Amounts falling due within one year		
Trade debtors	608	385
Corporate taxes	38	–
Other debtors and prepayments	85	49
	731	434
Amounts falling due after more than one year		
Other debtors and prepayments	3	4
	734	438

14 Creditors

(In £'s million)	2002	2001
Amounts falling due within one year		
Borrowings (note 15)	93	496
Trade creditors	170	114
Corporate taxes	92	85
Other taxes, duties and social security contributions	1,151	627
Deferred consideration	426	–
Other creditors	50	41
Accruals and deferred income	173	56
Proposed dividend	167	122
	2,322	1,541

(In £'s million)	2002	2001
Amounts falling due after more than one year		
Borrowings (note 15)	3,645	1,385
Deferred consideration	46	–
Accruals and deferred income	3	1
	3,694	1,386

15 Borrowings and financial instruments

The Group operates a centralised treasury function that is responsible for the management of the financial risks of the Group, together with its financing and liquidity requirements. It does not operate as a profit centre, nor does it enter into speculative transactions, and is subject to policies and procedures approved by the Board. On a day to day basis, the Group Treasurer discusses matters with a treasury sub-committee, consisting of senior executives, including the Finance Director. The Group Treasurer reports on a regular basis to the Board, including provision of monthly treasury summaries, quarterly presentations and an annual review of strategy.

The following table analyses the Group's financial liabilities at the balance sheet date:

(In £'s million)	2002	2001
Amounts falling due within one year		
Bank loans and overdrafts	57	71
Commercial paper	–	372
Other loans	36	53
	93	496
Amounts falling due after more than one year		
Bank loans – between one and two years	2	6
Other loans – between one and two years	456	6
Bank loans – between two and five years	339	–
Other loans – between two and five years	2,133	1,004
Other loans – after five years	715	369
	3,645	1,385
Total borrowings	3,738	1,881

NOTES TO THE ACCOUNTS

15 Borrowings and financial instruments (continued)

The loans maturing after five years are the US $600m global bond (which matures in April 2009), and the £350m sterling bond (which matures in June 2012).

In addition to the bank loans maturing between two and five years there are €610m of bank guarantees issued to support the future purchase of 9.99% of Reemtsma Cigarettenfabriken GmbH.

(i) Interest rate risk profile of financial liabilities

The Group is exposed to fluctuations in interest rates on its borrowings and surplus cash. In order to manage interest rate risk, the Group maintains both fixed and floating rate debt and uses derivatives, including interest rate and cross currency swaps, to vary the mix.

The following table analyses the currency and interest composition of the Group's financial liabilities at the balance sheet date.

Currency	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period for which rate is fixed Years
(In £'s million)	2002	2002	2002	2002	2002
Sterling	475	25	450	6.6	4.5
Euro	3,117	409	2,708	4.4	2.9
Australian dollar	98	73	25	5.3	2.3
US dollar	31	31	–	n/a	n/a
Other	17	–	17	10.3	3.2
	3,738	538	3,200	4.7	3.1

Currency	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period for which rate is fixed Years
(In £'s million)	2001	2001	2001	2001	2001
Sterling	687	157	530	6.5	4.4
Euro	1,065	927	138	3.3	1.5
Australian dollar	94	94	–	n/a	n/a
US dollar	31	31	–	n/a	n/a
Other	4	4	–	n/a	n/a
	1,881	1,213	668	5.8	3.8

The floating rate financial liabilities comprise of bank borrowings and capital market issuance. The majority of bank borrowings bear interest at rates fixed in advance for periods of one month and three months by reference to LIBOR (in the case of sterling and Australian dollar borrowings) and EURIBOR (in the case of euro borrowings). The capital market issuance in place at the year end bear interest (post interest and currency swaps) at rates fixed in advance for six months by reference to LIBOR (in the case of the US dollar bond) and three months by reference to EURIBOR (in the case of the sterling and euro bonds).

The figures shown in the tables above take into account various interest rate and currency swaps. Hence the US dollar denominated bond issued in 1999 is shown within the sterling balance, and the sterling bond issued in 2002 is shown in the euro balance. The fixed rate financial liabilities do not take into account the forward start swaps, which become effective after the balance sheet date.

NOTES TO THE ACCOUNTS

15 Borrowings and financial instruments (continued)

(ii) Currency risk disclosure

The Group is exposed to the translation of the results of overseas subsidiaries into sterling, as well as the impact of trading transactions in foreign currencies. On significant acquisitions of overseas companies, borrowings are raised in the local currency to minimise the translation risk. For transaction risk, where necessary, forward foreign exchange deals are entered into to hedge a proportion of the forecast foreign currency cashflows. At the year end, £32.6m notional of forward foreign exchange deals were outstanding (2001: nil).

The tables below show the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency, at the balance sheet date:

Functional currency of Group operation	Net foreign currency monetary assets / (liabilities)						
(In £'s million)	Sterling 2002	Euro 2002	US dollars 2002	Central and Eastern Europe 2002	Australian dollars 2002	Other 2002	Total 2002
Sterling	–	1,061	(3)	–	21	26	1,105
Euro	43	–	13	256	3	6	321
Other	30	(40)	(26)	–	–	14	(22)
	73	1,021	(16)	256	24	46	1,404

Functional currency of Group operation	Net foreign currency monetary assets / (liabilities)						
(In £'s million)	Sterling 2001	Euro 2001	US dollars 2001	Swiss francs 2001	Australian dollars 2001	Other 2001	Total 2001
Sterling	–	29	(7)	(7)	27	2	44
Euro	359	–	(11)	(18)	11	–	341
Other	30	–	–	–	–	–	30
	389	29	(18)	(25)	38	2	415

The figures shown in the tables above take into account the effect of the currency swaps held as shown in the analysis on pages 69 and 70.

(iii) Borrowing facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities available to it as at 28 September 2002 in respect of which all conditions precedent have been met at that date were as follows:

(In £'s million)	2002	2001
Expiring in one year or less	71	880
Expiring between two and five years	537	–
	608	880

The US dollar and euro commercial paper programmes were cancelled during 2002, hence there were no committed facilities to support commercial paper at the balance sheet date (2001: £838m).

In addition to the above committed facilities there are other uncommitted facilities available to the Group.

15 Borrowings and financial instruments (continued)

(iv) Fair values of derivative financial instruments

A comparison by category of the fair values and book values of the Group's financial liabilities is set out below:

(In £'s million)	Positive fair values 2002	Negative fair values 2002	Fair value 2002	Book value 2002
Derivative financial instruments held to manage the interest and currency profile				
Interest rate swaps and similar instruments	111	(116)	(5)	–
Currency swaps	100	–	100	–

(In £'s million)	Positive fair values 2001	Negative fair values 2001	Fair value 2001	Book value 2001
Derivative financial instruments held to manage the interest and currency profile				
Interest rate swaps and similar instruments	48	(28)	20	–
Interest rate caps	1	–	1	–
Currency swaps	84	–	84	–

The figures shown in the tables above for derivative financial instruments have been derived from third party valuations as at the balance sheet date.

NOTES TO THE ACCOUNTS

15 **Borrowings and financial instruments** (continued)

(v) **Detailed analysis of financial assets and financial liabilities**

The following table shows the financial assets and financial liabilities held by the Group, their maturities and weighted average interest rates as at 28 September 2002:

		Maturity date and weighted average interest rate													
		2003	(%)	2004	(%)	2005	(%)	2006	(%)	2007	(%)	Thereafter	(%)	Total	Fair value
		(In £'s million unless otherwise indicated)													
Assets/(liabilities) (all at floating rates after cross currency swaps before the effect of interest rate swaps)															
Cash deposits	Sterling	134	3.3											134	134
	Euro	248	3.1											248	248
	Other	42	4.5											42	42
Total cash deposits		424												424	424
Weighted average receivable interest rate (%)			3.3											3.3	
Short-term debt	Sterling	(26)	4.3											(26)	(26)
	Euro	(29)	4.0											(29)	(29)
	United States dollars	(31)	2.5											(31)	(31)
	Other	(7)	11.9											(7)	(7)
Total short-term debt		(93)												(93)	(93)
Long-term debt	Sterling			(80)	5.0							(369)	5.7	(449)	(484)
	Euro			(376)	4.1	(567)	4.4	(523)	4.5	(1,276)	4.6	(346)	4.6	(3,088)	(3,197)
	Australian dollars							(98)	5.0					(98)	(98)
	Other			(2)	10.0					(8)	8.5			(10)	(10)
Total long-term debt				(458)		(567)		(621)		(1,284)		(715)		(3,645)	(3,789)
Weighted average payable interest rate (%)			4.2		4.3		4.4		4.6		4.6		5.2	4.6	

The cash deposits earn interest at floating rates of interest and are comprised mainly of short-term money market deposits with a maturity date not exceeding one year.

Credit risks on the amounts due from counterparties, in relation to cash deposits and other financial instruments, are managed by limiting the aggregate amount of exposure to any one counterparty, based on their credit rating.

15 Borrowings and financial instruments (continued)

(v) Detailed analysis of financial assets and financial liabilities (continued)

The following table shows the financial assets and financial liabilities held by the Group, their maturities and weighted average interest rates as at 29 September 2001:

		Maturity date and weighted average interest rate (In £'s million unless otherwise indicated)													
		2002	*(%)*	2003	*(%)*	2004	*(%)*	2005	*(%)*	2006	*(%)*	Thereafter	*(%)*	Total	Fair value
Assets/(liabilities) (all at floating rates after cross currency swaps before the effect of interest rate swaps)															
Cash deposits	Sterling	238	*4.4*											238	238
	Euro	96	*3.3*											96	96
	Other	7	*3.7*											7	7
Total cash deposits		341												341	341
Weighted average receivable interest rate (%)			*4.1*											*4.1*	
Short-term debt	Sterling	(238)	*4.8*											(238)	(238)
	Euro	(129)	*5.1*											(129)	(129)
	Australian dollars	(94)	*4.5*											(94)	(94)
	United States dollars	(31)	*3.4*											(31)	(31)
	Other	(4)	*4.5*											(4)	(4)
Total short-term debt		(496)												(496)	(496)
Long-term debt	Sterling					(80)	*5.3*					(369)	*6.6*	(449)	(457)
	Euro			(12)	*7.8*	(308)	*4.9*			(616)	*4.7*			(936)	(964)
Total long-term debt				(12)		(388)				(616)		(369)		(1,385)	(1,421)
Weighted average payable interest rate (%)			*4.7*		*7.8*		*5.0*				*4.7*		*6.6*	*5.2*	

The cash deposits earn interest at floating rates of interest and are comprised mainly of short-term money market deposits with a maturity date not exceeding one year.

15 Borrowings and financial instruments (continued)

(vi) Hedges

An analysis of the unrecognised gains and losses on hedges at the year end is set out below:

(In £'s million)	Gains 2002	Losses 2002	Gains 2001	Losses 2001
Unrecognised gains and losses on hedges at beginning of year	133	(28)	25	(20)
Gains and losses arising in previous years recognised in the year	(14)	1	(1)	–
Gains and losses arising before the start of the year not recognised in the year	119	(27)	24	(20)
Gains and losses arising in the year not recognised in the year	92	(89)	109	(8)
Unrecognised gains and losses on hedges at end of year	**211**	**(116)**	133	(28)
Of which:				
Gains and losses expected to be recognised in the next year	6	(4)	14	(1)
Gains and losses expected to be recognised in the years following next year	205	(112)	119	(27)

15 Borrowings and financial instruments (continued)

(vii) Derivative financial instruments

The following table presents the derivative financial instruments held by the Group at 28 September 2002. The table presents the nominal value of such investments used to calculate the contractual payments under such contracts, analysed by maturity date, together with the related weighted average interest rate where relevant. Some of the interest rate swaps have embedded options and assumptions have been made based on third party valuations at the balance sheet date to determine whether such options are likely to be exercised in order to determine the probable maturity date.

	Accounting year ending in							
(in £'s million unless otherwise indicated)	2003	2004	2005	2006	2007	There-after	Total	Fair value
Sterling interest rate derivatives								
Interest rate swaps – pay fixed, receive variable:								
Notional amount		75		25[2]	50	325[1]	475	(38)
Weighted average interest rate to pay (%)		*7.6*		*4.3*	*6.6*	*5.6*	*6.0*	
Interest rate swaps – pay variable, receive fixed:								
Notional amount		80					80	9
Weighted average interest rate to receive (%)		*7.4*					*7.4*	
Weighted average margin over LIBOR to pay (%)		*0.8*					*0.8*	
Euro interest rate derivatives								
Interest rate swaps – pay fixed, receive variable:								
Notional amount	582	498	531		924	173	2,708	(78)
Weighted average interest rate to pay (%)	*4.0*	*4.3*	*4.4*		*4.7*	*5.1*	*4.4*	
Interest rate swaps – pay variable, receive fixed:								
Notional amount		252	471	629	943		2,295	102
Weighted average interest rate to receive (%)		*5.6*	*5.6*	*6.1*	*6.1*		*5.9*	
Weighted average margin over EURIBOR to pay (%)		*0.7*	*1.1*	*1.0*	*1.2*		*1.1*	
Caps purchased:								
Notional amount		126		126			252	–
Weighted average strike price (%)		5.5		5.5			5.5	
Australian dollar interest rate derivatives								
Interest rate swaps - pay fixed, receive variable:								
Notional amount			25				25	–
Weighted average interest rate to pay (%)			5.3				5.3	
Currency swaps								
Notional amount						370[3]	370	68
US dollar interest rate to receive (%)						*7.1*	*7.1*	
Sterling interest margin over LIBOR to pay (%)						*1.3*	*1.3*	
Notional amount	6[3]	60[3]	100[3]			350[3]	516	26
Sterling interest rate to receive (%)		*7.4*	*6.0*			*6.7*	*6.7*	
Interest margin over LIBOR to receive (%)	*0.5*						*0.5*	
Interest margin over EURIBOR to pay (%)	*0.6*	*0.9*	*1.0*			*1.3*	*1.2*	
Notional amount	98[3,4]						98	6

The Group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures.

1 The following trades are included within this balance:
£25m forward start five-year swaption starting October 2006 at 5.5% at the counterparties option.
£50m forward start five-year swaps starting October 2001 at 5.5% with the counterparties option to extend for a further five years.
£70m swaps maturing April 2003 at 6.0% with the counterparties option to extend for a further five years.
£95m swaps maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. These trades are expected to be cancelled between July 2008 and January 2013.

2 £25m swaps maturing in 2041 where the counterparty has the option to cancel every five years throughout the life of the trade. This trade is expected to be cancelled in April 2006.

3 Principal amounts under these cross currency swaps are exchanged at the start and maturity of these trades.

4 Margins (over EURIBOR in the case of interest receivable, and over AUD bank bills in the case of interest payable) are less than 0.05%.

NOTES TO THE ACCOUNTS

15 Borrowings and financial instruments (continued)

(vii) Derivative financial instruments (continued)

The following table presents the derivative financial instruments held by the Group at 29 September 2001.

	Accounting year ending in							
(in £'s million unless otherwise indicated)	2002	2003	2004	2005	2006	There-after	Total	Fair value
Sterling interest rate derivatives								
Interest rate swaps – pay fixed, receive variable:								
Notional amount	150		75		25[2]	355[1]	605	(28)
Weighted average interest rate to pay (%)	*7.3*		*7.6*		*4.3*	*5.9*	*6.4*	
Interest rate swaps – pay variable, receive fixed:								
Notional amount			80				80	9
Weighted average interest rate to receive (%)			*7.4*				*7.4*	
Weighted average margin over LIBOR to pay (%)			*0.8*				*0.8*	
Euro interest rate derivatives								
Interest rate swaps – pay fixed, receive variable:								
Notional amount	65		73	65[4]			203	10
Weighted average interest rate to pay (%)	*3.2*		*3.5*	*4.2*			*3.6*	
Interest rate swaps – pay variable, receive fixed:								
Notional amount			247		620		867	27
Weighted average interest rate to receive (%)			*5.6*		*6.1*		*6.0*	
Weighted average margin over EURIBOR to pay (%)			*0.7*		*1.0*		*0.9*	
Interest rate swaps – pay variable, receive variable:								
Notional amount	43						43	2
Weighted average margin EONIA to receive (%)	*0.5*						*0.5*	
Weighted average margin over EURIBOR to pay (%)	*0.5*						*0.5*	
Caps purchased:								
Notional amount			124		124		248	1
Weighted average strike price (%)			*5.5*		*5.5*		*5.5*	
Taxation equalisation derivatives								
Notional amount	271						271	–
Currency swaps								
Notional amount						370[3]	370	67
US dollar interest rate to receive (%)						*7.1*	*7.1*	
Sterling interest margin over LIBOR to pay (%)						*1.3*	*1.3*	
Notional amount		6[3]	60[3]				66	5
Sterling interest rate to receive (%)			*7.4*				*7.4*	
Interest margin over LIBOR to receive (%)		*0.5*					*0.5*	
Interest margin over EURIBOR to pay (%)		*0.6*	*0.9*				*0.9*	
Notional amount	94[3]						94	12
Interest margin over EURIBOR to receive (%)	*0.0*						*0.0*	
Interest margin over AUD bank bills to pay (%)	*0.1*						*0.1*	

The Group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures.

1 The following trades are included within this balance:
£25m forward start five-year swaption starting October 2006 at 5.5% at the counterparties option.
£50m forward start five-year swaps starting October 2001 at 5.5% with the counterparties option to extend for a further five years.
£70m swaps maturing April 2003 at 6.0% with the counterparties option to extend for a further five years.
£75m swaps maturing in 2031 where the counterparty has the option to cancel every three months throughout the life of the trade. These trades are expected to be cancelled in April 2010.

2 This trade is a £25m swap maturing in 2041 where the counterparty has the option to cancel every five years throughout the life of the trade. This trade is expected to be cancelled in January 2006.

3 Principal amounts under these cross currency swaps are exchanged at the start and maturity of these trades.

4 £65m (euro 105m) forward start three-year swaps starting March 2002 at 4.2% with the counterparties option to double the notional at the start date.

The taxation equalisation derivatives are used to manage the exposure that arises due to the mis-match of taxation treatment of non-sterling investments and borrowings.

NOTES TO THE ACCOUNTS

16 Provisions for liabilities and charges

(In £'s million)	Reorganisation and rationalisation	Unfunded pension obligations	Deferred taxation	Other	Total
As at 30 September 2001	9	7	16	12	44
Exchange movements	–	3	–	–	3
Acquisitions	19	289	70	55	433
Provided/(released) in the year	103	6	(27)	6	88
Utilised in the year	(18)	(4)	–	(15)	(37)
As at 28 September 2002	**113**	**301**	**59**	**58**	**531**

The reorganisation and rationalisation provision mainly relates to the restructuring announced in October 2001 and restructuring following the acquisition of Reemtsma group. The provision covers committed costs which are expected to be incurred by the end of 2003.

Unfunded pension obligations relate to pension schemes in Europe. The Group's main pension schemes are held in separately administered funds and are described in note 23.

Other provisions principally relate to a long-term marketing contract which will be utilised by October 2006.

The amounts provided for deferred taxation and the amounts unprovided were as follows:

	Provided		Unprovided	
(In £'s million)	2002	2001	2002	2001
Excess of capital allowances	96	13	–	–
Chargeable gains on property	–	4	6	5
Short-term timing differences	(37)	(1)	(1)	(1)
Other	–	–	3	–
	59	16	8	4

17 Called up share capital

(In £'s million)	2002	2001
Authorised		
1,000,000,000 ordinary shares of 10p each	100	100
Issued and fully paid		
729,200,921 ordinary shares of 10p each (2001: 520,857,801)	73	52

The Company's two for five discounted rights issue approved on 8 April 2002 created a total of 208,343,120 ordinary shares of 10p each issued at 480p per share. Of the total of £985m raised, net of expenses of £15m, £21m was credited to share capital and £964m to the share premium account.

18 Share options

The following options and conditional awards over ordinary shares have been granted and are outstanding at the end of the year:

			Number of shares			
Date of grant	Date exercisable/ performance period	Option grant price (adjusted) £	Granted (adjusted)	Exercised (adjusted)	Lapsed or cancelled (adjusted)	Outstanding at 28 Sept 2002
Sharesave options						
UK						
6 December 1996	1/3/2000-31/8/2002	2.45	2,050,580	(1,760,105)	(289,067)	1,408
14 May 1997	1/7/2000-31/12/2002	2.70	505,614	(401,013)	(103,324)	1,277
12 June 1998	1/7/2001-31/12/2003	3.02	796,221	(284,938)	(95,000)	416,283
9 June 1999	1/8/2002-31/1/2005	4.59	599,862	(162,007)	(273,468)	164,387
5 June 2000	1/8/2003-31/1/2006	3.61	1,203,945	(13,219)	(102,049)	1,088,677
7 June 2001	1/8/2004-31/1/2007	4.83	758,286	(188)	(43,389)	714,709
7 June 2002	1/8/2005-31/1/2008	8.24	820,132	–	(13,957)	806,175
International						
France						
21 June 1999	1/8/2002-31/1/2003	4.76	15,349	–	(4,231)	11,118
16 June 2000	1/8/2003-31/1/2004	4.03	9,214	–	(1,016)	8,198
18 June 2001	1/8/2004-31/1/2005	4.83	3,676	–	(140)	3,536
18 June 2002	1/8/2005-31/1/2006	8.76	2,989	–	–	2,989
Ireland						
5 June 2000	1/8/2003-31/1/2004	3.61	158,733	(1,899)	(21,238)	135,596
7 June 2001	1/8/2004-31/1/2005	4.83	9,564	–	(322)	9,242
Other						
21 June 1999	1/8/2002-31/1/2003	4.59	189,858	(69,844)	(87,946)	32,068
20 January 2000	1/3/2003-31/8/2003	4.44	57,067	(2,235)	(26,751)	28,081
16 June 2000	1/8/2003-31/1/2004	3.61	132,042	(3,051)	(15,692)	113,299
18 June 2001	1/8/2004-31/1/2005	4.83	51,148	(1,338)	(7,003)	42,807
18 June 2002	1/8/2005-31/1/2006	8.24	62,908	–	(1,043)	61,865
		(in US dollars)				
US[1]						
21 June 1999	1/8/2002-31/1/2003	7.35	7,761	–	(7,761)	–
16 June 2000	1/8/2003-31/1/2004	5.47	6,076	–	–	6,076
18 June 2001	1/8/2004-31/1/2005	6.96	1,266	–	–	1,266
18 June 2002	1/8/2005-31/1/2006	12.34	1,866	–	–	1,866
			7,444,157	(2,699,837)	(1,093,397)	3,650,923
[1] Granted as American Depositary Shares representing two ordinary shares.						
Conditional awards						
Share Matching Scheme	See details opposite					
16 January 1997			93,541	(77,522)	(16,019)	–
14 January 1999			370,264	(332,666)	(37,598)	–
28 January 2000			804,370	(54,711)	(103,021)	646,638
29 January 2001			673,244	(21,500)	(43,889)	607,855
29 January 2002			650,767	(384)	(5,091)	645,292
12 August 2002 – Centenary Scheme			231,941	–	–	231,941
			2,824,127	(486,783)	(205,618)	2,131,726
Long-Term Incentive Plan						
1 December 1997	Dec 1997-Dec 2000		427,696	(370,789)	(56,907)	–
1 December 1998	Dec 1998-Dec 2001		341,692	(271,163)	(70,529)	–
29 November 1999	Dec 1999-Dec 2002		400,920	(25,772)	(48,640)	326,508
27 November 2000	Nov 2000-Nov 2003		394,625	(7,696)	(38,656)	348,273
26 November 2001	Nov 2001-Nov 2004		384,376	–	–	384,376
			1,949,309	(675,420)	(214,732)	1,059,157
Total options/awards			12,217,593	(3,862,040)	(1,513,747)	6,841,806

Following the rights issue approved on 8 April 2002, adjustments were made to the share plans. In respect of the Share Matching Scheme, the Trustees sold sufficient rights 'nil paid' to enable the balance of the rights to be taken up. In the case of the Sharesave and LTIP Schemes the number of shares under option, or subject to awards, were adjusted. In the case of the Sharesave Scheme the option price was also adjusted.

NOTES TO THE ACCOUNTS

18 Share options (continued)

UK Sharesave Scheme

Under the terms of the Imperial Tobacco Group PLC Sharesave Scheme the Board may offer options to purchase ordinary shares in the Company to UK employees who enter into an Inland Revenue approved Save As You Earn (SAYE) savings contract. The price at which options may be offered is up to 20% less than the mid-market price of an Imperial Tobacco Group PLC share on the London Stock Exchange on the day prior to the invitation. The options may normally be exercised during the period of six months after the expiry of the SAYE contract, either three or five years after entering the Scheme.

International Sharesave Plan

Under the Plan the Board may offer options to purchase ordinary shares or American Depositary Shares (ADSs) in the Company to non-UK employees who enter into a savings contract. The price at which options may be offered varies depending on local laws, but for ordinary shares will not be less than 80% of the mid-market price of an Imperial Tobacco Group PLC share on the London Stock Exchange on the day prior to invitation. In respect of ADSs the price will not be less than 80% of the closing price on the New York Stock Exchange on the same day. Options may normally be exercised during the six months after expiry of the savings contract, three years after entering the Plan.

Long-Term Incentive Plan

In respect of the performance period ending in December 2001, the Company's total shareholder return ranked the Company between 14th and 15th position in the FTSE 100 Index, exceeding the bottom 85 companies in the Index and therefore the award vested in full on 9 January 2002.

In respect of the December 1999 – December 2002 award, the extent of vesting cannot be determined until the end of the performance period. However, based on the total shareholder return to the end of the financial year, full vesting would occur.

Share Matching Scheme

The Share Matching Scheme is designed to encourage employees to acquire and retain Imperial Tobacco Group PLC ordinary shares. In January 1997, employees of the Group were given the opportunity to purchase up to £3,000 worth of Imperial Tobacco Group PLC ordinary shares and lodge them with the Employee Benefit Trust under a share matching arrangement. Provided that the shares were left in the Trust, the lodged shares were matched with additional shares on a sliding scale ranging from 10% for one year's retention, up to a maximum of 50% for five years' retention.

For Executive Directors and selected management, individuals may elect to invest any proportion of their gross bonus in Imperial Tobacco Group PLC ordinary shares to be held by the Employee Benefit Trusts. Provided that the shares elected for are left in the Trusts for three years, and the individual remains in employment with the Group, the participant would receive the original shares plus additional shares. The matching ratio for bonuses earned in the 1996/97 financial year was 1:2. For subsequent years this ratio has been enhanced to 1:1 to further encourage Directors and managers to build a meaningful shareholding in the Group.

To encourage employees further to acquire and retain a shareholding, there was an initiative in 2002 to mark the centenary of the founding of The Imperial Tobacco Company (of Great Britain and Ireland) Limited. All employees of the Company and its wholly owned subsidiaries employed on 10 December 2001, the date of the centenary, were invited to purchase up to £3,000 worth of Imperial Tobacco Group PLC ordinary shares and lodge them with the Employee Benefit Trust. Provided these shares are left in the Trust, the lodged shares will be matched on a sliding scale from 20% for one year's retention to a maximum of 100% if they are retained for five years.

Employee Share Ownership Trusts (ESOT)

The Imperial Tobacco Group PLC Employee and Executive Benefit Trust and the Imperial Tobacco Group PLC 2001 Employee Benefit Trust have been established to acquire ordinary shares in Imperial Tobacco Group PLC, by subscription or purchase, from funds provided by the Group to satisfy rights to shares arising on the exercise of share options and on the vesting of the share matching and performance-related share awards. At 28 September 2002, the Trusts held 3.9m (2001: 3.7m) ordinary shares, with a nominal value of £385,342, all acquired in the open market at a cost of £26.7m (2001: £18.4m). These were financed by a gift of £1.7m and an interest free loan of £25m. None of the ESOT shares have been allocated to employees or Directors as at 28 September 2002. All finance costs and administration expenses connected with the ESOT are charged to the profit and loss account as they accrue. The cost of the shares is being amortised over the performance period of the associated schemes. The Trusts have waived their rights to dividends and the shares held by the Trusts are excluded from the calculation of basic earnings per share.

NOTES TO THE ACCOUNTS

19 Reserves

(In £'s million)	Share premium account	Profit and loss account
As at 23 September 2000	–	(1,331)
Profit for the year	–	172
Goodwill exchange movements	–	(17)
Other net exchange movements	–	4
Taxation debit on unhedged borrowings	–	(2)
As at 29 September 2001	–	(1,174)
Premium on rights issue shares	979	–
Issue costs of rights issue	(15)	–
Profit for the year	–	43
Goodwill exchange movements	–	(10)
Other net exchange movements	–	10
Taxation credit on unhedged borrowings	–	2
As at 28 September 2002	**964**	**(1,129)**

The cumulative amount of goodwill written off against the Group's reserves, net of goodwill relating to undertakings disposed of, is £2,354m (2001: £2,344m).

Included in other net exchange movements are exchange losses of £36m (2001: £7m) arising on borrowings denominated in foreign currencies designated as hedges of foreign net investments.

NOTES TO THE ACCOUNTS

20 Acquisitions

Reemtsma. On 15 May 2002 the Group acquired a 90.01% interest in Reemtsma Cigarettenfabriken GmbH and entered into an Option Agreement which will enable it to acquire the outstanding 9.99%. The Group also entered into a Profit Pooling Agreement whereby the holders of the outstanding 9.99% surrendered their interests in the equity and results of Reemtsma in exchange for a fixed return. As a result the Group has consolidated 100% of the results and net assets of Reemtsma and have reflected a liability to the holders of the 9.99%. The acquisition method has been adopted.

The book values of the Reemtsma group assets and liabilities acquired, with provisional fair values, are set out below:

(In £'s million)	Book value	Accounting policy alignment	Fair value adjustment	**Fair value**
Intangible fixed assets	4	(4)	–	**–**
Tangible fixed assets	266	219	26	**511**
Investments	191	8	–	**199**
Stocks	419	54	–	**473**
Debtors	244	(5)	–	**239**
Cash	266	–	–	**266**
Creditors	(646)	23	–	**(623)**
Borrowings	(20)	–	–	**(20)**
Provisions	(253)	(64)	(46)	**(363)**
Deferred taxation	(3)	(85)	18	**(70)**
Minority interests	(4)	–	–	**(4)**
	464	146	(2)	**608**
Goodwill				**3,209**
Acquisition price including costs				**3,817**
Satisfied by:				
Cash				**3,407**
Acquisition costs				**32**
Cash consideration in 2002				**3,439**
Deferred consideration				**378**
				3,817

The accounting policy alignments represent the restatement of assets and liabilities in accordance with the Group's accounting policies. The principle adjustments are:-

i) Valuation of stocks on a first-in, first-out (FIFO) basis;

ii) Applying the Group's depreciation policies; and

iii) Alignment of accounting policy for pensions.

The fair value adjustments are:-

i) Revaluation of tangible fixed assets based on market values at the date of acquisition; and

ii) Provision made against the future contractual commitments with regard to a long-term marketing contract.

Under German GAAP the profit after tax and minority interest for Reemtsma for the period from 1 January 2002 to 14 May 2002 and the year ended 31 December 2001 was £31m and £189m respectively. Total recognised gains for the same periods were £24m and £188m respectively.

20 Acquisitions (continued)

The results of Reemtsma since acquisition, before amortisation charges of £62m, have been included within the Group's reported figures for the year ended 28 September 2002 and are set out below. For the periods prior to acquisition, the consolidated results of Reemtsma, prepared on a UK GAAP basis for comparability, are also set out below:

(In £'s million)	Year ended 31 December 2001	1 January to 14 May 2002	15 May to 28 September 2002
Turnover	4,330	1,531	1,752
Operating profit pre exceptional items	220	46	107
Exceptional items	(26)	–	(44)
Operating profit	194	46	63
Profit on ordinary activities before taxation	357	68	69
Taxation	(76)	(20)	(22)
Profit on ordinary activities after taxation	281	48	47
Equity minority interests	(2)	–	–
Profit attributable to shareholders	279	48	47

Within the 2002 consolidated cash flow statement, Reemtsma contributed the following amounts:-

Net cash outflow from operating activities £46m, cash inflow from returns on investment and servicing of finance £6m, cash outflow on taxation £9m, cash outflow on capital expenditure and financial investment £6m, and net cash inflow from movement of liquid resources £102m.

Tobaccor S.A. minority. On 23 September 2002 Tobaccor purchased from Bolloré, by way of a share buy-back, a further 12.5% interest in Tobaccor. The remaining interest of Bolloré in Tobaccor will be acquired by 31 December 2005. Total consideration for these transactions amounts to £91m, using a similar multiple of profit as for the acquisition of the original shares, and includes a net cash adjustment, incorporating dividends accrued since the acquisition.

As a result of these transactions, the Company has consolidated 100% of the results and net assets of Tobaccor from 23 September 2002, and reflected a liability to the holders of the remaining shares.

The fair and book value of the net assets acquired is £19m, giving rise to goodwill of £72m.

NOTES TO THE ACCOUNTS

20 Acquisitions (continued)

Lao Tobacco. On 6 February 2002 the Group acquired the majority interest in Lao Tobacco.

The fair value of the individual assets at the date of acquisition, which was also the book value, is set out below:

(In £'s million)	Book and Fair value
Tangible fixed assets	4
Stocks	2
Debtors	3
Short-term creditors	(3)
	6
Minority interest arising on acquisition of Lao Tobacco	(3)
Goodwill	–
Acquisition price including costs	3
Satisfied by:	
Cash	3

Goodwill on all acquisitions is being amortised on a straight line basis over their useful economic life. This has been assessed as 20 years for both the Reemtsma and Lao Tobacco acquisitions.

21 Capital commitments

(In £'s million)	2002	2001
Contracted but not provided for	5	6

22 Legal proceedings

The Group is currently involved in a number of legal cases in which claimants are seeking damages for alleged smoking-related health effects. In the opinion of the Group's lawyers, the Group has meritorious defences to these actions, all of which are being vigorously contested. Although it is not possible to predict the outcome of the pending litigation, the Directors believe that the pending actions will not have a material adverse effect upon the results of the operations, cash flow or financial condition of the Group.

NOTES TO THE ACCOUNTS

23 Pensions

The Group operates pension schemes in the UK and overseas, principally those operated by Imperial Tobacco Limited, John Player & Sons Limited, Rizla companies, Van Nelle Tabak companies, Reemtsma group companies, Imperial Tobacco Australia Limited, Imperial Tobacco New Zealand Limited and Imperial Tobacco (EFKA) GmbH & Co. KG. The main schemes are of the defined benefit type and the assets are held in trustee administered funds, apart from the German Schemes which are unfunded.

The principal Group scheme, covering UK employees, is the Imperial Tobacco Pension Fund ('the Scheme'). An actuarial valuation of the Scheme was made at 31 March 2001. The assumptions which had the most significant effect when valuing the Scheme's liabilities were those relating to the rate of investment return earned on the Scheme's existing assets and the rates of increase in pay and pensions. It was assumed that the future investment returns relative to market values at the valuation date would be 5% per annum and that pay and pension increases would average 4.25% and 2.5% per annum respectively. The assets were brought into account at their market value.

At 31 March 2001, the market value of the assets of the Scheme was £2,439m. The total assets were sufficient to cover 111% of the benefits that had accrued to members for past service, after allowing for expected future pay increases. Group contributions to the Scheme remain suspended having regard to the surplus disclosed in this valuation.

There was no pension cost to disclose in respect of the Scheme for the year ended 28 September 2002. The pension cost has been assessed in accordance with the advice of Watson Wyatt LLP, actuaries and consultants, using the projected unit method. There were no outstanding or prepaid contributions at the balance sheet date.

Actuarial valuations of the pension liabilities of the Reemtsma pension schemes were undertaken at 31 May 2002 and 30 September 2002. The valuations disclosed unfunded past service liabilities of £287m at 31 May 2002 and £291m at 30 September 2002. The pension cost reported for the Reemtsma pension schemes for the period since acquisition was £7.5m.

The pension cost relating to foreign schemes is calculated in accordance with local accounting principles. The pension cost for the foreign schemes in the year was £13m (2001: £7m).

FRS 17 disclosures for the year to 28 September 2002

The Group has continued to account for pensions in accordance with SSAP 24. Full implementation of FRS 17 'Retirement benefits', which was to be mandatory for the Group for the year ended September 2003, has been indefinitely deferred. However, the following transitional disclosures are still required.

The results of the most recent available actuarial valuations for the principal Group schemes have been updated to 28 September 2002 by Watson Wyatt LLP, actuaries and consultants.

The main financial assumptions used in the valuation of the Schemes' liabilities under FRS 17 are:

	At 28 September 2002 % p.a.	At 29 September 2001 % p.a.
Inflation	2.3	2.5
Rate of increase in salaries	3.0 to 4.1	3.0 to 4.5
Rate of increase of pensions in payment	2.0 to 2.4	1.5 to 2.5
Discount rate	4.5 to 5.8	5.5 to 7.5

The scheme assets and the expected rate of return were:

	Expected rate of return % p.a.	At 28 September 2002 Fair value (In £'s million)	Expected rate of return % p.a.	At 29 September 2001 Fair value (In £'s million)
Equities	6.3 to 8.8	1,199	7.5 to 9.5	1,323
Bonds	4.0 to 6.5	623	3.8 to 6.5	673
Others	5.0 to 7.0	299	5.0 to 6.5	365
		2,121		2,361

NOTES TO THE ACCOUNTS

23 Pensions (continued)

The following amounts at 28 September 2002 were measured in accordance with the requirements of FRS 17:

(In £'s million)	At 28 September 2002	At 29 September 2001
Fair value of scheme assets	2,121	2,361
Actuarial value of scheme liabilities	(2,389)	(2,015)
Assets less liabilities	(268)	346
Less: irrecoverable surplus in respect of the closed New Zealand Scheme	(1)	(2)
Recognised pension (liability)/asset	(269)	344
Related deferred tax asset/(liability)	7	(103)
Net pension (liability)/asset under FRS 17	(262)	241
Pension liability recognised in net assets	(301)	–
Net pension asset not recognised in net assets	39	241

The valuation identified overall liabilities of £269m which comprised £43m in respect of schemes with a surplus, less £312m in respect of schemes with a deficit.

If the above amounts had been recognised in the financial statements, the Group's net liabilities and profit and loss account at 28 September 2002 would be as follows:

(In £'s million)	At 28 September 2002	At 29 September 2001
Net liabilities excluding pension (liability)/asset	(75)	(1,101)
Add back unfunded pension provision included in net assets	301	–
Less recognised deferred tax asset	(20)	–
Pension (liability)/asset	(262)	241
Net liability including pension (liability)/asset	(56)	(860)
Profit and loss account excluding pension (liability)/asset	(1,129)	(1,174)
Pension reserve	(262)	241
Profit and loss account	(1,391)	(933)

NOTES TO THE ACCOUNTS

23 **Pensions** (continued)

The following amounts would have been recognised in the performance statements in the year to 28 September 2002 under the requirements of FRS 17:

(In £'s million)	2002
Operating profit:	
Current service cost	27
Past service costs	2
Total operating charge	29
Other finance income:	
Expected return on pension scheme assets	152
Interest on pension scheme liabilities	(123)
Net *return*	29
Statement of total recognised gains and losses (STRGL)	
Actual return less expected return on pension scheme assets	(282)
Experience gain arising on the scheme liabilities	15
Loss on changes in assumptions underlying the present value of the scheme liabilities	(66)
Currency loss	(2)
Changes in irrecoverable surplus in respect of New Zealand scheme	1
Actuarial loss recognised in STRGL	(334)
Movement in deficit during the year:	
Surplus in scheme at beginning of year	344
Contributions	11
Current service cost	(27)
Past service cost	(2)
Acquisition	(289)
Other finance income	29
Actuarial loss	(334)
Currency loss	(2)
Change in irrecoverable surplus in respect of New Zealand scheme	1
Deficit in scheme at end of year	(269)

NOTES TO THE ACCOUNTS

23 Pensions (continued)

The details of experience gains and losses under FRS 17 for the year to 28 September 2002 are as follows:

Difference between the expected and actual return on scheme assets:	
Amount (£'s million)	(282)
Percentage of scheme assets	13.3%
Experience gain on scheme liabilities:	
Amount (£'s million)	15
Percentage of the present value of the scheme liabilities:	0.6%
Total amount recognised in statement of total recognised gains and losses:	
Amount (£'s million)	(334)
Percentage of the present value of the scheme liabilities	14.0%

24 Reconciliation of operating profit to net cash flow from operating activities

(In £'s million)	2002	2001	2000
Operating profit	603	604	560
Depreciation and amortisation	137	49	33
Increase/(decrease) in provisions for liabilities and charges	78	(4)	–
Decrease/(increase) in stocks	11	17	(114)
(Increase)/decrease in debtors	(50)	(162)	38
Increase/(decrease) in creditors	45	134	(47)
Working capital cash inflow/(outflow)	6	(11)	(123)
Net cash inflow from operating activities	824	638	470

25 Reconciliation of net cash flow to movement in net debt

(In £'s million)	2002	2001	2000
Increase/(decrease) in cash in the year	113	(132)	132
Cash inflow from increase in debt	(1,798)	(2)	(60)
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(233)	(8)	2
Change in net debt resulting from cash flows	(1,918)	(142)	74
Currency and other movements	(35)	(5)	48
Current asset investments acquired with subsidiary	199	–	–
Loans acquired with subsidiary	(20)	(10)	–
Deferred consideration	(381)	–	–
Movement in net debt in the year	(2,155)	(157)	122
Opening net debt	(1,540)	(1,383)	(1,505)
Closing net debt	(3,695)	(1,540)	(1,383)

NOTES TO THE ACCOUNTS

26 Analysis of net debt

(In £'s million)	Cash	Current asset investments	Loans due within one year	Loans due after one year	Deferred consideration	Total
As at 23 September 2000	330	150	(1,044)	(819)	–	(1,383)
Cash flow	(132)	(8)	542	(544)	–	(142)
Acquisitions	–	–	(2)	(8)	–	(10)
Exchange movements	–	1	8	(14)	–	(5)
As at 29 September 2001	198	143	(496)	(1,385)	–	(1,540)
Cash flow	113	(233)	502	(2,300)	–	(1,918)
Acquisitions	–	199	(19)	(1)	–	179
Exchange movements	1	3	(80)	41	–	(35)
Deferred consideration	–	–	–	–	(381)	(381)
As at 28 September 2002	**312**	**112**	**(93)**	**(3,645)**	**(381)**	**(3,695)**

27 Reconciliation of movements in shareholders' funds

(In £'s million)	2002	2001
Profit attributable to shareholders	272	350
Dividends	(229)	(178)
Retained profit for the year	43	172
Rights issue	985	–
Goodwill exchange movements	(10)	(17)
Other net exchange movements	10	4
Taxation credit/(debit) on unhedged borrowings	2	(2)
Net addition to shareholders' funds	1,030	157
Opening shareholders' funds	(1,122)	(1,279)
Closing shareholders' funds	**(92)**	(1,122)

28 Equity minority interests

(In £'s million)	2002
As at 30 September 2001	21
Acquisitions	7
Dividends declared	(3)
Purchase of shares from minorities	(19)
Share of profit	11
As at 28 September 2002	**17**

NOTES TO THE ACCOUNTS

29 Summary of differences between UK and US generally accepted accounting principles ('GAAP')

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ('UK GAAP'). Such principles differ in certain respects from generally accepted accounting principles in the United States ('US GAAP'). A summary of principal differences and additional disclosures applicable to the Group is set out below.

(In £'s million)	Explanation reference	2002	2001	2000
Profit attributable to shareholders under UK GAAP		272	350	323
US GAAP adjustments:				
Pensions	(i)	13	45	24
Amortisation of goodwill	(ii)	48	(14)	(13)
Amortisation of brands/trade marks/licences	(ii)	(38)	(8)	(4)
Deferred taxation	(iii)	16	(45)	(7)
Mark to market adjustments – reversal of derivatives beyond committed debt	(iv)	–	1	–
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv)	(10)	105	–
Employee share schemes charge to the profit and loss account	(vii)	(4)	–	–
Acquisitions inventory step-up	(viii)	(42)	(8)	–
Restructuring costs on acquisition	(ix)	44	–	–
Net income under US GAAP		299	426	323

(In pence)	Explanation reference	2002	Restated 2001	Restated 2000
Amounts in accordance with US GAAP				
Basic net income per ordinary share	(x)	45.1	68.9	52.3
Basic net income per ADS	(x)	90.2	137.8	104.6
Diluted net income per ordinary share	(x)	44.8	68.4	52.1
Diluted net income per ADS	(x)	89.6	136.8	104.2

(In £'s million)	Explanation reference	2002	2001
Equity shareholders' funds under UK GAAP		(92)	(1,122)
US GAAP adjustments:			
Pensions	(i)	335	322
Goodwill, less accumulated amortisation of £4m (2001: £52m)	(ii)	(1,122)	466
Brands/trade marks/licences, less accumulated amortisation of £62m (2001: £24m)	(ii)	2,712	372
Deferred taxation	(iii)	(967)	(253)
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv)	95	105
Proposed dividend	(v)	167	122
Shares held by the Employee Share Ownership Trusts	(vi)	(19)	(13)
Employee share schemes charge to the profit and loss account	(vii)	(4)	–
Shareholders' funds/(deficit) under US GAAP		1,105	(1)

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

29 Summary of differences between UK and US generally accepted accounting principles ('GAAP') (continued)

(i) Pensions

Group contributions to the Imperial Tobacco Pension Fund ('the Scheme') are suspended as a result of the surplus disclosed in note 23. Under UK GAAP, in accordance with SSAP 24, no pension expense has been reflected in the profit and loss account and no pension asset has been recognised in the balance sheet. A pension liability is recognised for the German unfunded pension schemes.

Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with Statement of Financial Accounting Standards No. 87. Under SFAS 87, a pension asset representing the excess of Scheme assets over benefit obligations has been recognised in the balance sheet.

(ii) Intangible assets

Both UK and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition. Under UK GAAP, goodwill arising and separately identifiable and separable intangible assets acquired on acquisitions made on or after 27 September 1998 are capitalised and amortised over their useful life not exceeding a period of 20 years. Prior to 27 September 1998, all goodwill and separately identifiable and separable intangible assets were written off to reserves on acquisition.

Under US GAAP, identifiable intangible assets are separately valued and amortised over their useful lives for all purchase transactions closing after June 2001. Goodwill is no longer subject to amortisation, but rather an annual assessment of impairment by applying a fair value based test. For purchase transactions prior to 30 June 2001, goodwill was capitalised and is being amortised over its useful lives. The separately identifiable intangible assets included in the US GAAP balance sheet are principally comprised of brand rights which are being amortised over 25 to 30 years.

(iii) Deferred taxation

Under UK GAAP, deferred taxation is provided in full on all material timing differences. Deferred tax assets are recognised where their recovery is considered more likely than not.

US GAAP requires deferred taxation to be provided in full, using the liability method. In addition, US GAAP requires the recognition of the deferred tax consequences of differences between the assigned values and the tax bases of the identifiable intangible assets, with the exception of non tax-deductible goodwill, in a purchase business combination. Consequently, the deferred tax liability attributable to identifiable intangible assets has been recognised and is being amortised over the useful lives of the underlying intangible assets.

(iv) Derivative financial instruments

The Group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures. Under UK GAAP, derivative financial instruments, that reduce exposures on anticipated future transactions, may be accounted for using hedge accounting.

US GAAP requires the Group to record all derivatives on the balance sheet at fair value. The Group has decided not to satisfy the SFAS 133 requirements to achieve hedge accounting for its derivatives, where permitted, and accordingly movements in the fair value of derivatives are recorded in the profit and loss account.

(v) Proposed dividends

Under UK GAAP, dividends paid and proposed are shown on the face of the profit and loss account as an appropriation of the current year's earnings. Proposed dividends are provided on the basis of recommendation by the Directors and are subject to subsequent approval by shareholders.

Under US GAAP, dividends are recorded in the period in which they are approved by the shareholders.

NOTES TO THE ACCOUNTS

29 Summary of differences between UK and US generally accepted accounting principles ('GAAP') (continued)

(vi) Shares held by the Employee Share Ownership Trusts (ESOT)

Under UK GAAP, shares held by the Trusts are recorded at cost and reflected as a fixed asset investment in the Group's balance sheet.

Under US GAAP, these shares are recorded at cost and reflected as a deduction from shareholders' funds.

(vii) Employee share schemes charge to the profit and loss account

Under UK GAAP, the cost of shares purchased by the ESOTs in conjunction with an employee share scheme are charged to the profit and loss account according to the book value of the shares at the date of purchase. The cost of employee share schemes not held under the ESOTs are charged using the quoted market price of shares at the date of grant. The charge is accrued over the vesting period of the shares in both cases.

Under US GAAP, the compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options. For option plans which contain performance criteria, compensation cost is remeasured at each period end until all performance criteria have been met.

(viii) Inventory step-up

Under UK GAAP, the fair value of inventory is represented by the acquired companies' current cost of reproducing that inventory.

Under US GAAP, the fair value represents the selling price less any further costs to be incurred to sale.

(ix) Restructuring costs

Under UK GAAP, restructuring provisions may only be recognised as a fair value adjustment if the acquired company had an irrevocable commitment to restructure which was not conditional on the completion of the purchase.

Under US GAAP, restructuring liabilities associated with acquisitions relating solely to the acquired entity may be provided in the opening balance as a fair value adjustment if specific criteria about restructuring plans are met.

(x) Net income per ordinary share

The following table sets forth the computation of basic and diluted net income per ordinary share in accordance with Statement of Financial Accounting Standards No. 128.

(In £'s million)	2002	Restated 2001	Restated 2000
Numerator:			
Numerator for basic and diluted net income per ordinary share	299	426	323
Denominator (number of shares):			
Denominator for basic net income per ordinary share	663,380,317	618,713,424	618,067,536
Effect of Common Stock Equivalents (number of shares):			
Employees share options	3,677,285	4,090,105	2,263,701
Denominator for diluted net income per ordinary share	667,057,602	622,803,529	620,331,237
Basic net income per ordinary share	45.1p	68.9p	52.3p
Diluted net income per ordinary share	44.8p	68.4p	52.1p
Basic net income per ADS	90.2p	137.8p	104.6p
Diluted net income per ADS	89.6p	136.8p	104.2p

Each American Depositary share (ADS) represents two Imperial Tobacco Group PLC ordinary shares.

Comparative figures have been adjusted for the bonus element of the two for five discounted rights issue approved on 8 April 2002.

NOTES TO THE ACCOUNTS

29 Summary of differences between UK and US generally accepted accounting principles ('GAAP') (continued)

(xi) US GAAP equity roll forward

Shareholders' equity roll forward prepared in accordance with US GAAP is as follows:

(In £'s million)	2002	2001
Balance at beginning of year	(1)	(267)
Net income	299	426
Rights issue	985	–
Dividends	(184)	(167)
ESOT shares	(6)	5
Net exchange movements	12	2
Balance at end of year	1,105	(1)

(xii) Cash flow statements

The consolidated cash flow statements have been prepared under UK GAAP in accordance with FRS 1 (revised) and present substantially the same information as required under SFAS 95. There are certain differences between FRS 1 (revised) and SFAS 95 with regard to classification of items within the cash flow statement.

In accordance with FRS 1 (revised), cash flows are prepared separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under SFAS 95, cash flows are classified under operating activities, investing activities and financing activities. Under FRS 1 (revised), cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand. Under SFAS 95, cash and cash equivalents are defined as cash and investments with original maturities of three months or less.

A summary of the Group's cash flows from operating, investing and financing activities classified in accordance with SFAS 95 is presented below. For the purposes of this summary, the Group considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

(In £'s million)	2002	2001	2000
Net cash provided by operating activities	511	324	273
Net cash used in investing activities	(3,023)	(299)	(50)
Net cash provided by/(used in) financing activities	2,591	(165)	(89)
Net increase/(decrease) in cash and cash equivalents	79	(140)	134
Effect of exchange rate changes on cash and cash equivalents	4	1	(5)
Cash and cash equivalents at beginning of year	341	480	351
Cash and cash equivalents at end of year	424	341	480
Cash and cash equivalents at end of year are:			
Cash at bank and in hand	312	198	330
Current asset investments	112	143	150

29 Summary of differences between UK and US generally accepted accounting principles ('GAAP') (continued)

(xiii) Impact of new accounting standards

In June 2001, the FASB issued SFAS 142 'Goodwill and Other Intangible Assets'. According to this statement goodwill and intangible assets with indefinite lives are no longer subject to amortisation, but rather an annual assessment of impairment by applying a fair value based test. The standard is effective for all new acquisitions in the current accounting period and will become effective for all goodwill and amortisation in the accounts to 30 September 2003.

In June 2001, the FASB issued SFAS 143 'Accounting for Asset Retirement Obligations' which requires recording the fair value of a liability for an asset retirement obligation in the period incurred. The standard is effective for the Company for the year ending 30 September 2003. The adoption of this statement is not expected to have a material effect on the Company's results.

In August 2001, the FASB issued SFAS 144 'Accounting for the impairment or Disposal of Long-Lived Assets'. The objectives of SFAS 144 are to address significant issues relating to the implementation of FASB statement 121 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of', and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. The statement is effective for the Company for the year ending 30 September 2003 and generally its provisions are to be applied prospectively. The adoption of this statement is not expected to have a material effect on the Company's results.

In April 2002, the FASB issued SFAS 145 'Rescission of FASB Statements 4, 44 and 46, Amendment of FASB Statement 13, and Technical Corrections'. This statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board No. 30 'Reporting Results of Operations'. This statement also requires sales-leaseback accounting for certain lease modifications that have economic effects that are similar to sales-leaseback transactions, and makes various other technical corrections to existing pronouncements. This statement will be effective for the Company for the year ending 30 September 2003. The adoption of this statement is not expected to have a material effect on the Company's results.

In July 2002, the FASB issues SFAS 146 'Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 is effective for exit or disposal activities initiated after 31 December 2002. The standard will require companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The standard replaces the existing guidance provided by EITF Issue No. 94-3, 'Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Resolution).' The Company has not yet adopted SFAS 146, nor determined the effect of the adoption SFAS 146, on the Company's results of operations or financial position.

IMPERIAL TOBACCO GROUP PLC BALANCE SHEET

at 28 September 2002

(In £'s million)	Notes	2002	2001
Tangible fixed assets			
Investments	*(i)*	1,035	52
Current assets			
Debtors	*(ii)*	479	250
Cash		9	40
		488	290
Creditors: amounts falling due within one year	*(iii)*	(274)	(188)
Net current assets		214	102
Total assets less current liabilities		1,249	154
Net assets		1,249	154
Capital and reserves			
Called up share capital	*(iv)*	73	52
Share premium account	*(v)*	964	–
Profit and loss account	*(v)*	212	102
Equity shareholders' funds		1,249	154

DEREK BONHAM
Chairman

ROBERT DYRBUS
Director

NOTES TO THE IMPERIAL TOBACCO GROUP PLC BALANCE SHEET

(i) Investments held as fixed assets

(In £'s million)	2002	2001
Cost of shares in Imperial Tobacco Holdings Limited	1,035	52

A list of the principal subsidiaries of the Company is shown on pages 91 and 92.

(ii) Debtors: amounts falling due within one year

(In £'s million)	2002	2001
Amounts owed by Group undertakings	478	249
Other debtors and prepayments	1	1
	479	250

(iii) Creditors: amounts falling due within one year

(In £'s million)	2002	2001
Amounts owed to Group undertakings	94	65
Accruals and deferred income	-	1
Other creditors	13	-
Proposed dividend	167	122
	274	188

(iv) Called up share capital

(In £'s million)	2002	2001
Authorised		
1,000,000,000 ordinary shares of 10p each	100	100
Issued and fully paid		
729,200,921 ordinary shares of 10p each (2001: 520,857,801)	73	52

The Company's two for five discounted rights issue approved on 8 April 2002 created a total of 208,343,120 ordinary shares of 10p each issued at 480p per share. Of the total of £985m raised, net of expenses of £15m, £21m was credited to share capital and £964m to the share premium account.

NOTES TO THE IMPERIAL TOBACCO GROUP PLC BALANCE SHEET

(v) Reserves

(In £'s million)	Share premium account	Profit and loss account
As at 29 September 2001	–	102
Premium on right issue shares	979	–
Issue costs of rights issue	(15)	–
Retained profit for the year	–	110
As at 28 September 2002	**964**	**212**

As permitted by section 230(3) of the Companies Act 1985, the profit and loss account of the Company is not presented. The profit attributable to shareholders, dealt with in the accounts of the Company, is £339m (2001: £178m).

(vi) Contingent liabilities

Imperial Tobacco Group PLC has guaranteed various borrowings and liabilities of certain UK and overseas subsidiary undertakings, including its Dutch and Irish subsidiaries. At 28 September 2002, the contingent liability totalled £4,342m (2001: £2,018m).

The guarantees include the Dutch subsidiaries which, in accordance with Book 2, Article 403 of The Netherlands Civil Code, do not file separate accounts with the Chamber of Commerce. Under the same article, Imperial Tobacco Group PLC has issued declarations to assume any and all liability for any and all debts of the Dutch subsidiaries.

The guarantees also cover the Irish subsidiaries, all of which are included in the consolidated balance sheet as at 28 September 2002. The Irish companies, namely John Player & Sons Limited, John Player Distributors Limited and Van Nelle (Ireland) have therefore availed themselves of the exemption provided by section 17 of the Irish Companies (Amendment) Act 1986 in respect of documents required to be attached to the annual returns for such companies.

PRINCIPAL SUBSIDIARIES

The principal wholly owned subsidiaries of the Group held throughout the year, all of which are unlisted, are shown below:

Registered in England and Wales

Name	Principal activity
Imperial Tobacco Limited	Manufacture, marketing and distribution of tobacco products in the UK
Imperial Tobacco Finance PLC	Finance company
Imperial Tobacco Holdings Limited	Holding investments in subsidiary companies
Imperial Tobacco International Limited	*Export and marketing of tobacco products*
Rizla UK Limited	Manufacture of rolling papers in the UK

Incorporated overseas

Name and country of incorporation	Principal activity
Ets. L. Lacroix Fils N.V. (Rizla Belgium N.V.), Belgium	Manufacture of rolling papers and accessories and marketing and distribution of tobacco products in Belgium
Imperial Tobacco Agio GmbH, Germany	Marketing and distribution of tobacco products in Germany
Imperial Tobacco Australia Limited, Australia	Marketing and distribution of tobacco products in Australia
Imperial Tobacco France S.A., France	Marketing of tobacco products in France
Imperial Tobacco New Zealand Limited, New Zealand	Manufacture, marketing and distribution of tobacco products in New Zealand
Imperial Tobacco Overseas B.V., The Netherlands	Finance company
John Player & Sons Limited, Republic of Ireland	Manufacture, marketing and distribution of tobacco products in the Republic of Ireland
John Player S.L., Spain	Marketing of tobacco products in Spain
Van Nelle Tabak Nederland B.V., The Netherlands	*Manufacture of roll your own and pipe tobaccos and distribution of tobacco* products in The Netherlands
Van Nelle Tobacco International Holdings B.V., The Netherlands	Distribution of roll your own and pipe tobaccos

The principal partly owned subsidiaries of the Group, held throughout the year, are shown below. All are unlisted unless otherwise indicated:

Incorporated overseas

Name and country of incorporation	Principal activity	Percentage owned[2]
Tobaccor S.A., France	Holding company	86
Dunkerquoise des Blends S.A., France	*Tobacco processing*	100
Societe Ivoirienne des Tabacs S.A.[1], Cote d'Ivoire	Manufacture, marketing and distribution of tobacco products in the Ivory Coast	73

[1] Listed on the Cote d'Ivoire Stock Exchange

In addition the Company also wholly owns the following partnership, whose principal place of business is Industriestrasse 6, Postfach 1257, D-78636 Trossingen, Germany.

Name and country	Principal activity
Imperial Tobacco (EFKA) GmbH & Co. KG, Germany	Manufacture of rolling papers and tubes in Germany

PRINCIPAL SUBSIDIARIES

The principal subsidiaries of the Group, acquired or incorporated in connection with the acquisition of Reemtsma Cigarettenfabriken GmbH on 15 May 2002, all of which are unlisted, are shown below:

Incorporated overseas Name and country of incorporation	Principal activity	Percentage owned[2]
Badische Tabakmanufaktur Roth-Händle GmbH, Germany	Manufacture, marketing and distribution of tobacco products	100
CINTA Compagnie Indépendente des Tabacs S.A., Belgium	Marketing and distribution of tobacco products in Belgium	75
Reemtsma Cigarettenfabriken GmbH, Germany	Manufacture, marketing and distribution of cigarettes in Germany and international distribution of cigarettes	90
Reemtsma Debreceni Dohánigyàr Kft, Hungary	Manufacture, marketing and distribution of cigarettes in Hungary	100
Reemtsma España S.A., Spain	Marketing and distribution of cigarettes in Spain	100
Reemtsma International Asia Services Ltd., China	Marketing of cigarettes in China	100
Reemtsma International Far East Pte. Ltd., Singapore	Marketing and distribution of cigarettes in South East Asia	100
Reemtsma International Praha spol s.r.o., Czech Republic	Marketing and distribution of cigarettes in the Czech Republic	100
Reemtsma Kiew Tyutyunova Fabrika, Ukraine	Manufacture of cigarettes	100
Reemtsma Kyrgyzstan AO, Kyrgyzstan	Manufacture, marketing and distribution of cigarettes in Kyrgyzstan	99
OOO Reemtsma, Russia	Marketing and distribution of cigarettes in Russia	100
Reemtsma Polska S.A., Poland	Manufacture, marketing and distribution of tobacco products in Poland	96
Reemtsma Ukraine, Ukraine	Marketing and distribution of cigarettes in Ukraine	100
OOO Reemtsma Volga Tabakfabrik, Russia	Manufacture of tobacco products	100
Slovak International Tabac a.s. Slovak Republic	Manufacture, marketing and distribution of tobacco products in the Slovak Republic	100
Tobačna Ljubljana d.o.o., Slovenia	Manufacture, marketing and distribution of tobacco products in Slovenia	69

In addition the Group also wholly owns the following partnership, incorporated in connection with the acquisition of Reemtsma Cigarettenfabriken GmbH, whose principal place of business is Parkstrasse 51, 22605 Hamburg, Germany.

Partnerships Name and country	Principal activity
Reemtsma Holding GmbH & Co KG, Germany	Holding investments in subsidiary companies

[2] The percentage of issued share capital held by immediate parent and the effective voting rights of the Group are the same, with the exception of Tobačna Ljubljana d.o.o. in which the Group holds 99% of the voting rights.

The consolidated Group financial statements include all the subsidiary undertakings and entities shown above. With the exception of Imperial Tobacco Holdings Limited, which is wholly owned by the Company, none of the shares in the subsidiaries are held by the Company. A full list of subsidiaries is attached to the Annual Return of the Company.

Designed and produced by **MAGEE**
Printed by First Impression

Imperial Tobacco

IMPERIAL TOBACCO GROUP PLC
PO BOX 244
SOUTHVILLE
BRISTOL BS99 7UJ
www.imperial-tobacco.com

